

Every claim matters. No matter how big, no matter how far.

We're leading the industry through a relentless investment in people and the innovative technologies that empower them.

Crawford & Company® 2022 Form 10-K

Crawford®

Company profile

Crawford & Company® is a leading global provider of quality claims management and outsourcing solutions with an expansive network of experts serving clients in more than 70 countries. Our unique ability to combine innovation and expertise makes us a leader in the claims industry and advances our purpose to restore lives, businesses and communities across the globe. For over 80 years, clients have trusted Crawford to care for their customers, keeping the focus where it belongs—on people. More information is available at www.crawco.com.

Our people make the difference

At Crawford, our culture is designed to attract and retain the industry's best and brightest talent, and we strive to retain talent by offering ample opportunities for employees to learn and grow. Our training and mentorship programs not only allow individuals to excel in their current roles, but also provide opportunities to expand their knowledge across the organization. We continually invest in our people to bring a level of service and expertise that we believe is unmatched in the industry.

Our people strive to make the claims process simple, deliver service with empathy and bring every claim to resolution promptly.






A new perspective

At Crawford, everything we do begins with seeing things through the eyes of others. Behind every claim is a story about a family, community or business, and leading with empathy is a crucial part of making a difference in the lives of claimants following a loss. This philosophy also informs our company culture and the work we are doing to be responsible corporate citizens. In 2022, we developed an integrated ESG roadmap and contributed to a number of philanthropic efforts that made a difference in our communities. Our forthcoming Global Citizenship Report will share more about these initiatives and their impact. As we further develop our ESG strategy, we look forward to building a better future for our clients, employees and partners.



Message from the CEO & President

To our shareholders:

Crawford ended 2022 with a year of record-breaking revenues, validating the strength of our technology and people-focused strategy. In Platform Solutions and North America Loss Adjusting, we achieved double-digit revenue growth and expanded margins, driven by the strategic investments we have been making in the business. We are especially thankful to our teams that worked against all odds to deliver for our customers during Hurricane Ian, Winter Storm Elliott, the floods in Australia and the winter freeze in the U.K. It is times like these that give meaning to our work. Broadspire delivered another year of solid top-line growth with healthy new business wins and pricing momentum. Our international business remains challenged; however, we have taken specific actions to turn the business around in 2022 and expect to see meaningful improvement in the first half of 2023.

In 2022, we returned to some level of normalcy. We welcomed our colleagues back into offices,

and we instated an agile work policy which allows employees and their managers to develop work schedules that prioritize a healthy work-life balance. Our 2022 Pulse Survey reinforced that this was well-received; an overwhelming majority of employees said that they felt that their managers had a sincere interest in their personal wellbeing. We promoted Nidhi Verma to chief people and environmental, social and governance (ESG) officer, and she will lead us in the next phase of our ESG journey. As COVID-19 is not yet behind us completely, we continue to prioritize the health and wellbeing of our people in this emerging new reality. We also welcomed Cameron Bready, president and chief operating officer of Global Payments, to our board of directors; his unique perspective will help guide us towards our envisioned future.

The cultural shift towards empowerment and a growth mindset that we began in 2021 further evolved in 2022. Our managers around the globe completed the Manager Acceleration Program, and we have received very positive feedback. We are seeing progress towards creating the kind of culture that sets Crawford apart, and we are positioned to be the premier employer in the insurance industry. More information about our ESG and people-focused initiatives will be detailed in our 2022 Global Citizenship Report.

Throughout the year, we continued to deliver top quality, promptly with a focus on client needs and our envisioned future. Building on our momentum, we are making strides on our long-term growth strategy, which is built around our three pillars of differentiation: quality that sets the industry benchmark, expertise that is deep and eminent, and digital that simplifies. Overall, we are encouraged by the robust growth momentum going into 2023

and remain focused on ensuring that we deliver on earnings growth and return to healthy margins across the business as the investments we have made in the strategic pillars are realized. We look forward to another successful year ahead, fulfilling our purpose to restore lives, businesses and communities and creating further value for our shareholders.

Sincerely,

Rohit Verma
Chief Executive Officer

Joseph Blanco
President



2022 Financial Overview

(dollars in millions, except per share amounts) (unaudited)

FOR THE YEARS ENDED DECEMBER 31,	2022	2021
Revenues Before Reimbursements	$ 1,189.5	$ 1,102.0
Net (Loss) Income Attributable to Shareholders of Crawford & Company	$ (18.3)	$ 30.7
Non-GAAP Net Income Attributable to Shareholders[1]	$ 34.8	$39.0
Consolidated Adjusted Operating Earnings[1]	$ 63.5	$ 62.5
Consolidated Adjusted EBITDA[1]	$ 96.3	$ 98.3
Operating Cash Flow	$ 27.6	$ 54.3
GAAP Diluted (Loss) Earnings per Share – CRD-A	$ (0.37)	$ 0.57
GAAP Diluted (Loss) Earnings per Share – CRD-B	$ (0.37)	$ 0.57
Non-GAAP Diluted Earnings per Share – CRD-A[1]	$ 0.70	$ 0.72
Non-GAAP Diluted Earnings per Share – CRD-B[1]	$ 0.70	$ 0.72
Return on Non-GAAP Average Shareholders' Investment[2]	20.7%	19.5%

Percentage of Total Company Revenues Before Reimbursement by Business Segment

23.1%
North American Loss Adjusting

30.0%
International Operations

26.4%
Broadspire

20.5%
Platform Solutions



2018	$1,041.1
2019	$1,005.8
2020	$982.5
2021	$1,102.0
2022	$1,189.5

Revenue Before Reimbursements
(dollars in millions)



2018	$89.5
2019	$77.6
2020	$71.8
2021	$62.5
2022	$63.5

Consolidated Adjusted Operating Earnings[1]
(dollars in millions)



2018	$171.3
2019	$159.3
2020	$186.9
2021	$212.0
2022	$124.5

Shareholders' Investment Attributable to Shareholders of Crawford & Company
(dollars in millions)



2018	1,697.6
2019	1,599.8
2020	1,561.8
2021	1,653.1
2022	1,851.6

Cases Received
(in thousands)



2018	$137.2
2019	$125.1
2020	$68.9
2021	$121.8
2022	$192.9

Net Debt[1]
(dollars in millions)



2018	$13.5
2019	$13.2
2020	$9.6
2021	$12.7
2022	$11.8

Total Cash Dividends Paid
(dollars in millions)

(1) Measurements of financial performance not calculated in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") should be considered as supplements to, and not substitutes for, performance measurements calculated or derived in accordance with GAAP. Any such measures are not necessarily comparable to other similarly-titled measurements employed by other companies. For additional information about the non-GAAP financial information presented herein, visit our website at the address below to see the Q4 2022 Crawford & Company Earnings Presentation. All periods exclude the impact of the disposed GCG business.

(2)



https://s25.q4cdn.com/201065690/files/doc_financials/2022/q4/CRD-4Q22-Earnings-Deck-3.7.23.pdf

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission file number 1-10356

CRAWFORD & COMPANY

(Exact name of Registrant as specified in its charter)

Georgia	**58-0506554**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
5335 Triangle Parkway, Peachtree Corners, Georgia	**30092**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code
(404) 300-1000
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A Common Stock — $1.00 Par Value	CRD-A	New York Stock Exchange
Class B Common Stock — $1.00 Par Value	CRD-B	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the Registrant's voting and non-voting common stock held by non-affiliates of the Registrant was $161,115,590 as of June 30, 2022, based upon the closing prices of such stock as reported on the NYSE on such date. For purposes hereof, beneficial ownership is determined under rules adopted pursuant to Section 13 of the Securities Exchange Act of 1934, and excludes voting and non-voting common stock beneficially owned by the directors and executive officers of the Registrant, some of whom may not be deemed to be affiliates upon judicial determination.

The number of shares outstanding of each class of the Registrant's common stock, as of February 28, 2023, was:
Class A Common Stock — $1.00 Par Value — 28,910,472 Shares
Class B Common Stock — $1.00 Par Value — 19,848,490 Shares

Documents incorporated by reference:
Portions of the Registrant's proxy statement for its 2023 annual shareholders' meeting, which proxy statement will be filed within 120 days of the Registrant's year end, are incorporated by reference into Part III hereof.

CRAWFORD & COMPANY

FORM 10-K
For The Year Ended December 31, 2022

Table of Contents

PART I

PART II

PART III

PART IV

We use the terms "Crawford", "the Company", "the Registrant", "we", "us" and "our" to refer to the business of Crawford & Company, its subsidiaries, and variable interest entities.

Cautionary Statement Concerning Forward-Looking Statements

This report contains and incorporates by reference forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Statements contained or incorporated by reference in this report that are not statements of historical fact are forward-looking statements made pursuant to the "safe harbor" provisions thereof. These statements may relate to, among other things, our expected future operating results and financial condition, our ability to grow our revenues and reduce our operating expenses, expectations regarding our anticipated contributions to our underfunded defined benefit pension plans, collectability of our billed and unbilled accounts receivable, financial results from our recent acquisitions, our continued compliance with the financial and other covenants contained in our financing agreements, and our other long-term capital resource and liquidity requirements. These statements may also relate to our business strategies, goals and expectations concerning our market position, future operations, margins, case volumes, profitability, contingencies, liquidity position, and capital resources. The words "anticipate", "believe", "could", "would", "should", "estimate", "expect", "intend", "may", "plan", "goal", "strategy", "predict", "project", "will" and similar terms and phrases, or the negatives thereof, identify forward-looking statements in this report and in the statements incorporated by reference in this report. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" and elsewhere in this report and those described from time to time in our other reports filed with the Securities and Exchange Commission.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could prove to be incorrect. Our operations and the forward-looking statements related to our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially adversely affect our financial condition and results of operations, and whether the forward-looking statements ultimately prove to be correct. As a result, undue reliance should not be placed on any forward-looking statements. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no obligation to publicly update any of these forward-looking statements in light of new information or future events.

ITEM 1. *BUSINESS*

Headquartered in Atlanta, Georgia, and founded in 1941, the Company is the world's largest publicly listed independent provider of claims management and outsourcing solutions to carriers, brokers and corporations with an expansive global network serving clients in more than 70 countries. For the year ended December 31, 2022, the Company reported total revenues before reimbursements of $1.189 billion.

Shares of the Company's two classes of common stock are traded on the New York Stock Exchange ("NYSE") under the symbols CRD-A and CRD-B, respectively. The Company's two classes of stock are substantially identical, except with respect to voting rights and the Company's ability to pay greater cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock, subject to certain limitations. In addition, with respect to mergers or similar transactions, holders of Class A Common Stock must receive the same type and amount of consideration as holders of Class B Common Stock, unless different consideration is approved by the holders of 75% of the Class A Common Stock, voting as a class.

DESCRIPTION OF SERVICES

The Company delivers services to its clients through a geographic reporting structure consisting of four operating segments as follows:

- North America Loss Adjusting, which services the North American property and casualty market, provides claims management services to insurance carriers and self-insured entities related to property and casualty losses.

- International Operations, which services the global property and casualty market in the U.K., Europe, Australia, Asia and Latin America. This includes Loss Adjusting and Crawford Legal Services. The International Operations include all operations within the respective countries.

- Broadspire, which provides third party administration and technology solutions for workers' compensation, auto and liability, disability absence management, medical management, and accident and health to corporations, brokers and insurers in the U.S.

- Platform Solutions provides services to the property and casualty insurance company markets and consumer markets through service lines known as Contractor Connection, Network Services, and Subrogation in the U.S. The Networks service line includes Catastrophe operations and WeGoLook.

A significant portion of our revenues is derived from international operations. For a discussion of certain risks attendant to international operations, see Item 1A, "Risk Factors."

NORTH AMERICA LOSS ADJUSTING. The North America Loss Adjusting segment accounted for 23.1% of the Company's revenues before reimbursements in 2022. North America Loss Adjusting provides claims management and adjusting services to insurance carriers and self-insured entities in the U.S. and Canada related to property and casualty losses caused by physical damage to commercial and residential real property, certain types of personal property and marine losses. North America Loss Adjusting revenues are substantially derived from the insurance carrier market in the U.S. and Canada. Insurance companies customarily manage their own claims administration and adjusting functions, but often rely upon third-parties for certain services which the Company provides, primarily with respect to field investigation and the evaluation and resolution of property and casualty insurance claims. This is comprised of the Loss Adjusting operations in the U.S. and Canada, including Global Technical Services and edjuster. The Canadian operations include all operations within that country. This segment includes Global Technical Services, which provides claims management services to insurance companies and self-insured entities related to large, complex losses with technical adjusting and industry experts servicing a broad range of industries, including commercial property, forensic accounting, forensic engineering, transportation, retail, building and construction, cyber and energy. Global Technical Services is a group of skilled adjusters with technical training and specialized expertise, such as in forensics, engineering, accounting, or chemistry, with relationships spanning the insurance industry and Fortune 1000 corporations.

Claims management and adjusting services offered by our North America Loss Adjusting segment are provided to clients pursuant to a variety of different referral assignments which generally are classified by the underlying insured risk categories used by insurance companies. These major risk categories are:

- Property — losses caused by physical damage to commercial or residential real property and certain types of personal property

- Public Liability — a wide range of non-automobile liability claims such as product liability; owners, landlords and tenants liabilities; and comprehensive general liability

- Automobile — all types of losses involving use of an automobile, including bodily injury, physical damage, medical payments, collision, fire, theft, and comprehensive liability

- Marine — losses relating to hull, machinery and cargo.

edjuster, Inc. is a technology-enabled, end-to-end contents services provider and platform that provides technology driven contents claims handling solutions, including field inventory services, desk valuation services, and contents valuation solutions for insurer clients.

INTERNATIONAL OPERATIONS. The International Operations segment accounted for 30.0% of the Company's revenues before reimbursements in 2022. International Operations provides claims management and adjusting services to insurance carriers and self-insured entities from the global property and casualty insurance company markets in the U.K, Europe, Australia, Asia and Latin America. International Operations revenues are substantially derived from the global insurance carrier market. Insurance companies customarily manage their own claims administration and adjusting functions, but often rely upon third-parties for certain services which the Company provides, primarily with respect to field investigation and the evaluation and resolution of property and casualty insurance claims.

The operations in each country include Loss Adjusting, Global Technical Services, third party administration, and, where applicable, Contractor Connection services. This segment also includes Legal Services, which provides legal services related to handling claims in certain regions.

BROADSPIRE. Our Broadspire segment is a leading third party administrator that provides services to the U.S. casualty and disability insurance and self-insured markets. This segment accounted for 26.4% of the Company's revenues before reimbursements in 2022. Through the Broadspire segment, the Company provides a complete range of claims and risk management services and technology solutions to corporations in the self-insured or commercially-insured marketplace inclusive of brokers and insurance companies. In addition to desktop claim adjusting and evaluation of claims, Broadspire also offers initial loss reporting services for claimants; loss mitigation services, such as medical bill review, medical case management and vocational rehabilitation; risk management information services; and administration of loss funds established to pay claims. Broadspire services are provided through two major service lines:

- The Claims Management service line includes workers' compensation, liability, property, accident & health, and disability claims management. Accident & health claims programs include accidental death and dismemberment, business travel, life, disability, critical illness and credit protection claims programs. Disability and leave management services include the handling of short and long term disability, FMLA (Federal Medical Leave Act), ADA (Americans with Disabilities Act) and state leave claims designed to increase employee productivity and contain costs. Claims management services also includes legal services, risk management information and consultative analytical services.

- The Medical Management service line integrates evidence-based criteria, clinical expertise, and advanced technology into the claims process to achieve optimal outcomes for employees in a cost-effective manner. Case managers provide administration services by proactively managing medical treatment for employees while facilitating an understanding of and participation in their rehabilitation process. These programs assist our client employees' recovery in a quick, cost-effective method. Medical bill review services provide analysis of medical charges for clients' claims to identify opportunities for savings from fee schedules for usual and customary practices. Physician review services include a diverse panel of specialized physician reviewers that evaluate the medical necessity of medical services as well as causal relation determination while also supporting timely return to work for employees.

PLATFORM SOLUTIONS. The Platform Solutions segment accounted for 20.5% of the Company's revenues before reimbursements in 2022. Platform Solutions provides services to the property and casualty insurance company and consumer markets in the U.S. through service lines known as Contractor Connection, Networks and Subrogation.

- Contractor Connection provides a managed repair service using the largest independently managed contractor network in the industry, with approximately 6,000 credentialed residential and commercial contractors. This innovative service provides a customer-centric solution for a wide range of loss types from high-frequency, low-complexity claims to large complex repairs, optimizing the time and work process needed to resolve property claims. Contractor Connection supports our business process outsourcing strategy by providing high-quality outsourced contractor management to national and regional personal and commercial insurance carriers as well as directly to consumer markets.

- Networks consists of the following service lines: Catastrophe operations, which provides services to insurance companies on losses caused by all types of natural disasters, such as fires, hailstorms, hurricanes, earthquakes and floods, and man-made disasters such as oil spills, chemical releases, and explosions; and WeGoLook, which provides a variety of on-demand inspection, verification, and other task-specific field services for businesses and carriers through a mobile platform of independent contractors.

- The Subrogation service line, which operates under the Praxis Consulting brand name, provides outsourced subrogation claims management, recovery and consultative services in the U.S. for the property and casualty insurance industry.

CUSTOMER CONCENTRATION

From time to time, we derive a material portion of our revenues from a limited number of clients. No single customer accounts for 10% or more of our consolidated revenues for the years ended December 31, 2022, 2021, or 2020. However, for each of the years ended December 31, 2022 and 2021, three customers in our Platform Solutions segment each represented in excess of 10% of its revenue, and for the year ended December 31, 2020, one customer represented in excess of 10% of our Platform Solutions segment revenue. For each of the years ended December 31, 2022 and 2020, our International Operations segment derived in excess of 10% of its revenue from one customer.

In the event we are not able to retain these significant relationships, or replace any lost revenues from such relationships, revenues and operating earnings within these segments could be materially adversely affected.

INTELLECTUAL PROPERTY AND TRADEMARKS

Our intellectual property portfolio is an important asset which we seek to expand and protect globally through a combination of trademarks, trade names, copyrights and trade secrets. We own a number of active trademark applications and registrations which expire at various times. As the laws of many countries do not protect intellectual property to the same extent as the laws of the U.S., we cannot ensure that we will be able to adequately protect our intellectual property assets outside of the U.S. The failure to protect our intellectual property assets could have a material adverse effect on our business; however, the loss of any single patent, trademark or service mark, taken alone, would not have a material adverse effect on any of our segments or on the Company as a whole.

SERVICE DELIVERY

Our claims management services are offered primarily through a global network serving clients in more than 70 countries. Contractor Connection services are offered by providing high-quality outsourced contractor management to national, regional and international clients. Catastrophe services are offered through a network of adjusters who are available to respond to natural and man-made catastrophic events. WeGoLook services are offered through a mobile platform of independent contractors.

COMPETITION

The global claims management services market is highly competitive and comprised of a large number of companies that vary in size and that offer a varied scope of services. The demand from insurance companies and self-insured entities for services provided by independent claims service firms like us is largely dependent on industry-wide claims volumes, which are affected by, among other things, the insurance underwriting cycle, weather-related events, general economic activity, supply chains, overall employment levels and workplace injury rates. Demand is also impacted by decisions insurance companies and self-insured entities make with respect to the level of claims outsourced to independent claim service firms as opposed to those handled by their own in-house claims adjusters. In addition, our ability to retain clients and maintain or increase case referrals is also dependent in part on our ability to continue to provide high-quality, competitively priced services and effective sales efforts.

The Company competes with a substantial number of smaller local and regional claims management services firms. Many of these smaller firms have rate structures that are lower than the Company's or may, in certain markets, have local knowledge which provides a competitive advantage. We do not believe these smaller firms offer the broad spectrum of claims management services in the range of locations the Company provides and, although such firms may secure business which has a local or regional source, the Company believes its quality product offerings, broader scope of services, and geographically dispersed offices provide us with an overall competitive advantage in securing business from both U.S. and international clients. There are also national and global independent companies, some of which are larger than the Company, that provide a similar broad spectrum of claims management services and who directly compete with the Company.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE ("ESG")

Crawford is committed to operating under high ethical and corporate governance standards, promoting sustainable use of resources, and fostering an inclusive and safe workplace for our employees. In the following sections, we list some of our initiatives in the environmental, social, and governance areas. In 2022, we invested in an ESG software data platform which will help us implement ESG strategies and become more sustainable through streamlined data management, effective governance, and skills development.

HUMAN CAPITAL

Human Capital is a key component to our success. Our culture is reflected in our RESTORE values of Respect, Empowerment, Sustainability, Training, One Crawford, Recognition and Entrepreneurial Spirit. These values define our desired culture, and influence organizational culture, decision-making and our priorities.

Employee Profile

As of December 31, 2022, we had approximately 10,400 employees operating in 70 countries. Of our global employees, 92% are full-time. Approximately, 81% of our workforce is concentrated in the United States ("U.S."), Canada, United Kingdom ("U.K."), Australia and the Philippines. Women comprised 56% of our global workforce, 29% of our country-president roles, 28% of our global senior management team and 47% of our people management roles. With respect to our employees in the U.S., the percentage of our employees that identified as Black, Hispanic/Latino and Asian were 16%, 10% and 4% respectively.

Our employees join in service of their respective communities for a Global Day of Service. Over the last decade, our teams have participated in diverse humanitarian projects, each chosen by employees in their regions. From building homes for the homeless in Florida, to providing support to victims of earthquakes and tsunamis in Indonesia, Crawford employees donate their time to restore lives, businesses, and communities around the world.

Crawford's Diversity, Equity, and Inclusion (DEI) philosophy is to foster a safe and inclusive environment where every single employee's unique perspective and experiences are heard, valued, and respected. Crawford's Office of Diversity, Equity and Inclusion is responsible for designing and implementing programs that promote an inclusive culture and focus on achieving our company's DEI goals. The Office also partners with our offices in other countries and regions to help ensure that our initiatives reach every employee and are embedded everywhere we do business. It underscores our deep-held belief that activating DEI is a shared responsibility.

We are also proud of being recognized for our DEI efforts globally. In 2022, we won Insurance Business 5-Star Diversity, Equity and Inclusion Award and the top prize for Diversity and Inclusion at the United Kingdom Customer Service Awards. These entries focused on Crawford's unique approach to breaking down industry barriers and improving social mobility through our talent acquisition model.

Employee Wellness

At Crawford, we believe our ability to deliver on our purpose of Restoring Lives, Businesses and Communities is directly linked to the well-being of our workforce. As such, we provide a variety of comprehensive benefit programs that are designed to support the physical, mental and financial well-being of our people. Examples of such programs include: formal wellness programs with fitness challenges and incentives for prioritizing physical exercise and accessing preventive care services; company-paid flu shots; employee assistance programs; group healthcare and telemedicine programs; discounts for gym memberships; company-sponsored retirement savings plans; financial education webinars; tuition assistance and college scholarships for children of employees; and programs that support work-life balance such as remote work arrangements, flex-time, paid-time off, and parental leave.

We are committed to helping our employees and their dependents maintain health and wellness by providing them with access to high levels of care. In 2022, we continued our contract with Headspace to provide all global employees with access to the Headspace App, at no cost, to encourage them to focus on self-care and build resilience through mindfulness, regular exercise, and good sleep habits. We also offered a comprehensive wellness program with Virgin Pulse Health to encourage healthy behaviors and lifestyle choices. Crawford employees in the U.S. had access to Hinge Health, a solution that delivers everything they need to overcome their chronic pain from home. With a tablet and wearable sensors, Hinge Health solution connects with a personal health coach and offers self-guided, self-paced exercise therapy sessions.

Employee Engagement

Due to the Covid 19 pandemic, we have created new work arrangements for our workforce by offering flexible working as an enduring new work norm and not just a pandemic response. The changes in workforce priorities and preferences challenged us to think differently about how work gets done in an increasingly digitized and virtual world, while still meeting the needs of all stakeholders, retaining our culture of collaboration, and providing excellent service to our clients. In our new hybrid approach, we view work as a thing to do rather than a place to go. The program helped employees structure their workspace, adapt routines, and interact with colleagues to ensure best results. The main focal areas of our Agile Working program include flexible location, flexible work, part-time work, compressed work week and flexible start/stop times.

In September 2022, we conducted our annual Employee Pulse Survey for all our global workforce to measure their sentiment on enhancing our employee experience and culture. Our overall response rate of 75% showed a strong desire from our employees to be heard. Our overall survey results in 2022 vs. 2021 showed consistent and positive responses in the areas of Growth Mindset, DEI, and Manager Support. Our intentional DEI efforts such as hiring from a diverse candidate pool, promoting employee-led Resource Groups, or rolling out Unconscious Bias training are valued by our employees. Approximately, 88% of our employees believe that they do not face any bias due to their personal identity and 81% agreed that Crawford is committed to fair treatment of its employees.

Finally, we received highly favorable scores on two new elements measured in the Pulse Survey – empowerment and customer centricity. Empowerment is one of our RESTORE values and demonstrates trust in our employees to make autonomous decisions, challenge the status quo and experiment with new ideas. Employees favorably responded to their department/team looking for better ways to serve their customers and agreed the Company has a deep understanding of what our customers think is important.

Employee Development

Training is not only a core value today but also a key component of Crawford's heritage. Employee development continued to be of strategic importance in 2022. We required our adjusters and other employees to build capabilities for strengthening their core skills, navigating disruptions and re-inventing themselves. Throughout 2022, we provided classes for our adjusters and other employees to develop and enrich their professional skills and obtain certifications. Approximately 2,600 employees completed the Anti-Fraud compliance course, and 1,884 learners completed the URAC Standards review course. We conducted 15 loss adjusting courses including Residential Property Loss Adjusting (3 weeks in duration), Commercial Property Loss Adjusting (2 weeks in duration), Casualty (1 week in duration) and Xactimate (1 week in duration) classes for our adjusters. Through these classes, adjusters are not only exposed to the technical aspect of claims handling but also trained on critical success behaviors such as empathy and customer service – attributes we consider crucial for becoming a world-class claims professional. Our adjusters in the U.S. completed 224 designations courses offered by The Institutes, an educational provider for risk management and insurance courses. The designations included designations such as Associate in Claims (AIC), Associate in Risk Management (ARM) and Chartered Property Casualty Underwriter (CPCU). Additionally, a total of approximately 1,600 individual courses were completed for Property Technical Certification (PTC) courses.

In 2022, we continued our learning journey to develop Crawford managers through a global development program called Manager Acceleration Program (MAP). The objective of this high-impact program is to enhance manager effectiveness. MAP consists of a comprehensive curriculum designed to help managers reach their full leadership potential and master skills for motivating, empowering, and successfully managing teams. In this learning journey, managers experience a blend of courses through online, self-paced and virtual instructor-led delivery formats. The content is both behavior and skill based and leverages premier educational providers such as LinkedIn Learning and Franklin Covey. We also launched a leadership development program for 75 of our senior leaders to elevate their leadership impact by offering courses through external leadership experts in areas such as leading high performing teams; mastering priorities; creating an environment of trust and candor; delegation and execution; building strategic relationships; and maximizing emotional intelligence.

Our proprietary learning platform, KMC OnDemand (KMC) became an important source of on-line training for technical and professional development courses. In 2022, our learners spent approximately 41,740 hours on KMC. We also trained over 8,800 unique learners for an average of 4.7 hours per learner. The wide spectrum of KMC courses on loss adjusting, liability and workers compensation are also offered to our clients and other adjusters in the industry. Additionally, KMC contains a robust catalog of courses that are Continuing Education (CE) accredited and in 2022 we processed 750 CE requests. LinkedIn Learning became a popular learning platform for our employees to develop their professional skills and in 2022 we developed learning paths and curriculum for our employees by leveraging the platform. Employees world-wide completed approximately 9,300 learning course and 219,000 videos on the LinkedIn Learning platform.

AVAILABLE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC").

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 are available free of charge on our website, www.crawco.com through the "SEC/Edgar Filings" link located under the "Investors" tab, as soon as reasonably practicable after these reports are electronically filed or furnished to the SEC. The information contained on, or hyperlinked from, our website is not a part of, nor is it incorporated by reference into, this Annual Report on Form 10-K. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Copies of the Company's Annual Report will also be made available, free of charge, upon written request to Corporate Secretary, Legal Department, Crawford & Company, 5335 Triangle Parkway, Peachtree Corners, Georgia, 30092.

ITEM 1A. *RISK FACTORS*

You should carefully consider the risks described below, together with the other information contained or incorporated by reference in this Annual Report on Form 10-K and in our other filings with the SEC from time to time when evaluating our business and prospects. Any of the events discussed in the risk factors below may occur, and our business, results of operations or financial condition could be materially adversely affected. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also materially adversely affect our financial condition or results of operations.

MARKET CONDITIONS

We depend on claim volumes for a significant portion of our revenues. Claim volumes are not subject to accurate forecasting, and a decline in claim volumes may materially adversely affect our financial condition and results of operations.

Because we depend on claim volume for revenue streams, a reduction in claim referrals for any reason may materially adversely impact our results of operations and financial condition. We are unable to predict claim volumes for several reasons, including the following:

- changes in the degree to which property and casualty insurance carriers or self-insured entities outsource, or intend to outsource, their claims handling functions are generally not disclosed in advance;
- we cannot predict the length or timing of any insurance cycle;
- changes in the overall employment levels and associated workplace injury rates could impact the number of total claims and our claim volumes and are not subject to accurate forecasting;
- the frequency and severity of weather-related, natural, and man-made disasters, which are a significant source of claims for us, are also generally not subject to accurate forecasting;
- potential consolidation of clients in the markets we operate could impact the volume of claims referred to us;
- major insurance carriers, underwriters, and brokers could elect to expand their activities as administrators and adjusters, which would directly compete with our business; and
- we may not desire to or be able to renew existing major contracts with clients.

If our claim volume referrals decline for any of the foregoing, or any other reason, our revenues may decline, which could materially adversely affect our financial condition and results of operations.

In recent periods, we have derived a material amount of our revenues from a limited number of clients. If we are not able to retain these clients or replace these revenues, our financial condition and results of operations could be materially adversely affected.

From time to time, we derive a material portion of our revenues from a limited number of clients. No single customer accounts for 10% or more of our consolidated revenues for the years ended December 31, 2022, 2021, or 2020. However, for each of the years ended December 31, 2022 and 2021, three customers in our Platform Solutions segment each represented in excess of 10% of its revenue, and for the year ended December 31, 2020, one customer represented in excess of 10% of our Platform Solutions segment revenue. For each of the years ended December 31, 2022 and 2020, our International Operations segment derived in excess of 10% of its revenue from one customer.

In the event we are not able to retain these significant relationships, or replace any lost revenues from such relationships, revenues and operating earnings within these segments could be materially adversely affected.

TECHNOLOGY AND DATA SECURITY

We manage a large amount of highly sensitive and confidential consumer information including personally identifiable information, protected health information and financial information. Unauthorized access to, alteration or disclosure of this data, whether as a result of criminal conduct, advances in computer hacking or otherwise, could result in a material loss of business, substantial legal liability or significant harm to our reputation.

We manage a large amount of highly sensitive and confidential consumer information including personally identifiable information, protected health information and financial information. A security or privacy incident impacting data processed or stored in our own facilities or data maintained, processed or stored by our service providers, including cloud service providers, could compromise the confidentiality, integrity or availability of this information. Unauthorized access to or disclosure of sensitive and confidential information stored by us or our service providers may occur through break-ins, breaches of a secure network by an unauthorized party, systems and technology failures, failed internet processes, theft or misuse or other misconduct. It is also possible that unauthorized access to or disclosure of such sensitive and confidential information may be obtained through accidental or malicious failure to follow security policies or controls by us or our employees or our service providers. If there were an inadvertent disclosure of confidential consumer information, or if a third party were to gain unauthorized access to the confidential information, our operations could be disrupted, our reputation could be damaged and we could be subject to claims or other liabilities, regulatory investigations, or fines. In addition, such perceived or actual unauthorized disclosure of the information we collect or breach of our security could damage our reputation, result in the loss of customers and harm our business.

We are subject to increased frequency and complexity of cybersecurity attacks. Our failure to effectively identify such attacks or quickly recover from such attacks could materially adversely affect our business, results of operations, and financial condition.

Malicious technology-related events, such as cyberattacks, computer hacking, computer viruses, ransomware, worms and other destructive or disruptive software and other attempts to gain access to confidential or personal data, denial of service attacks and other malicious activities are becoming increasingly diverse and sophisticated and the incidence of these events is on the rise worldwide and highlights the need for continual and effective cybersecurity awareness and education. Our business, which involves the collection, use, transmission and other processing of data, may make us and our clients and business partners attractive targets of hackers, denial of service attacks, malicious code, phishing attacks, ransomware attacks, and other threat actors, including malicious insiders (such as employees and prior employees), which may result in security incidents, including the unauthorized access, misuse, loss, corruption, inaccessibility, or destruction of this data (including personal, confidential and sensitive data), unavailability of services, or other adverse events.

We have made investments in our information security policies, procedures and technical controls and routinely engage a third party to assess the maturity of our information security program against the NIST Cybersecurity Framework. However, we may not be able to prevent a cybersecurity breach due to the increasing sophistication and frequency of such attacks. All employees receive security awareness training including communication of processes for reporting a potential security incident. We have a robust Cyber Incident Response Plan in place which provides a documented framework for handling high severity security and privacy incidents and facilitates coordination across multiple parts of the Company and with external expertise when necessary. Additionally, we have existing procedures to determine the potential materiality of a cybersecurity incident. These procedures include reporting protocols to and oversight from our Board of Directors. We also have disclosure controls and insider trading restrictions that would apply in the event of a material cybersecurity incident, and we routinely perform simulations and drills at both a technical and management level. Notwithstanding these measures, we cannot provide any assurance that we will always be able to prevent or mitigate a cybersecurity attack. These types of cybersecurity attacks and incidents can give rise to a variety of losses and costs, including legal exposure and regulatory fines, damages to reputation, and others.

Increasing regulatory focus on privacy issues and expanding laws could impact our business models and expose us to increased liability.

U.S. privacy and data security laws apply to our various businesses. We also do business globally in countries that have stringent data protection laws that may be inconsistent across jurisdictions and are subject to evolving and differing interpretations. Governments, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. In the U.S. and globally, new and evolving laws, continue to be implemented with an increasing focus on individual rights. These requirements, among others, may force us to bear the burden of more onerous obligations in our contracts. Any perception of our practices, products or services as a violation of individual privacy rights may subject us to public criticism, class action lawsuits, reputational harm, or investigations or claims by regulators, industry groups or other third parties, all of which could disrupt our business and expose us to increased liability. Additionally, we collect, process and store information at the direction of and on behalf of our customers and if our customers fail to comply with contractual obligations or applicable laws, it could result in litigation or reputational harm to us.

Transferring personal information across international borders is becoming increasingly complex. The mechanisms that we and many other companies rely upon for European data transfers are being updated in compliance with rulings by the Court of Justice for the European Union ("CJEU") also known as Schrems II. We have updated our transfer mechanisms to be compliant with the new Standard Contractual Clauses ("SCCs" issued by the European Data Protection Board ("EDPB") as well as the updates to the UK data protection laws and regulations post-Brexit. These requirements may result in an increase in the obligations required to provide our services in the EU or in sanctions and fines for non-compliance. Several other countries, including Brazil, China, Canada and Australia, have also established specific legal requirements for cross-border transfers of personal information. These ongoing developments in Europe and elsewhere could impact the way we operationalize our business models, with effects on results of operations, and financial condition.

We may not be able to develop or acquire necessary IT resources to support and grow our business, and disruptive technologies could impact the volume and pricing of our products. Our failure to address these risks could materially adversely affect our business, results of operations, and financial condition.

We have made substantial investments in software and related technologies that are critical to the core operations of our business. These IT resources will require future maintenance and enhancements, potentially at substantial costs. Additionally, these IT resources may become obsolete in the future and require replacement, potentially at substantial costs. We may not be able to develop, acquire replacement resources or identify new technology resources necessary to support and grow our business.

In addition, we could face changes in our markets due to disruptive technologies that could impact the volume and pricing of our products, or introduce changes to the insurance claims management processes which could negatively impact our volume of case referrals. Our failure to address these risks, or to do so in a timely manner or at a cost considered reasonable by us, could materially adversely affect our business, results of operations, and financial condition.

If we do not protect our proprietary information and technology resources and prevent third parties from making unauthorized use of our proprietary information, intellectual property, and technology, our financial results could be harmed.

We rely on a combination of trademark, trade name, copyright and trade secret laws to protect our proprietary information, intellectual property, and technology. However, all of these measures afford only limited protection and may be challenged, invalidated or circumvented by third parties. Third parties may copy aspects of our processes, products or materials, or otherwise obtain and use our proprietary information without authorization. Unauthorized copying or use of our intellectual property or proprietary information could materially adversely affect our financial condition and results of operations. Third parties may also develop similar or superior technology independently, including by designing around any of our proprietary technology. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the U.S., and we may be subject to unauthorized use of our intellectual property in those countries. Any legal action that we may bring to protect intellectual property and proprietary information could be unsuccessful, expensive and may distract management from day-to-day operations.

We currently operate on multiple proprietary and commercial software platforms to support our service offerings and internal corporate systems. The failure or obsolescence of any of these platforms, if not remediated or replaced, could materially adversely affect our business, results of operations, and financial condition.

We currently utilize multiple software platforms to support our service offerings. We believe certain of these software platforms distinguish our service offerings from our competitors. The failure of one or more of our software platforms to function properly, or the failure of these platforms to remain competitive, could materially adversely affect our business, results of operations, and financial condition. In addition, the cost to replace such systems may not generate a commensurate benefit.

BUSINESS AND OPERATIONS

A significant portion of our operations are international. These international operations subject us to political, legal, operational, exchange rate and other risks not generally present in U.S. operations, which could materially negatively affect those operations or our business.

Our international operations subject us to political, legal, operational, financial, exchange rate and other risks that we do not face in our domestic operations. Many of these operations are substantially smaller than our U.S. operations and as such are at risk of generating operating losses due to lack of scale. We face, among other risks, the risk of discriminatory regulation; nationalization or expropriation of assets; changes in both domestic and foreign laws regarding taxation, trade and investment abroad; pandemics such as coronavirus; potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights; or price controls and exchange controls or other restrictions that could prevent us from transferring funds from these operations out of the countries in which they were earned or converting local currencies we hold into U.S. dollars or other currencies.

Although we do not have direct exposure from the Russia/Ukraine conflict, we are aware of its potential negative impact to adjacent economies which could lower claim activity across our network of offices in Europe and increase our exposure to cyber attacks.

International operations also subject us to numerous additional laws and regulations that are in addition to, or may be different from, those affecting U.S. businesses, such as those related to labor, employment, worker health and safety, antitrust and competition, trade restriction, environmental protection, consumer protection, import/export and anti-corruption, including but not limited to the Foreign Corrupt Practices Act ("FCPA"). Although we have put into place policies and procedures aimed at ensuring legal and regulatory compliance, our employees, subcontractors, and agents could inadvertently or intentionally take actions that violate any of these requirements. Violations of these regulations could impact our ability to conduct business, or subject us to criminal or civil enforcement actions, any of which could have a material adverse effect on our business, financial condition or results of operations.

We currently, and from time to time in the future may, outsource a portion of our internal business functions to third-party providers. Outsourcing these functions has significant risks, and our failure to manage these risks successfully could materially adversely affect our business, results of operations, and financial condition.

We currently, and from time to time in the future may, outsource significant portions of our internal business functions to third-party providers. Third-party providers may not comply on a timely basis with all of our requirements, or may not provide us with an acceptable level of service. In addition, our reliance on third-party providers could have significant negative consequences, including significant disruptions in our operations and significantly increased costs to undertake our operations, either of which could damage our relationships with our customers. As a result of our outsourcing activities, it may also be more difficult for us to recruit and retain qualified employees for our business needs at any time. Our failure to successfully outsource any material portion of our business functions could materially adversely affect our business, results of operations, and financial condition.

Natural or manmade disasters or other acts of violence may affect the markets in which we operate, our clients and our service delivery.

Our business may be negatively affected by instability, disruption or destruction in the many geographic regions where we operate. Natural or manmade disasters, including storm, flood, fire, earthquake, pandemics and other regional or global health crises, as well as war, terrorism, riot, civil insurrection or social unrest, may cause damage to our facilities or disrupt our services. This includes our shared services centers which exist in international geographies. Specifically, we continue to increase employees and processes performed by our Global Business Service Center located in the Philippines. Our crisis management procedures, business continuity plans and disaster recovery capabilities may not be effective at preventing or mitigating the effects of such disasters, particularly in the case of a catastrophic event. These events may pose significant security risks to our employees, the facilities where they work, our operations, electricity and other utilities, communications, travel and network services and the disruption of any or all of them could materially adversely affect our financial results.

We are, and may become, party to lawsuits or other claims or investigations that could adversely impact our business.

In the normal course of the claims administration services business, we are from time to time named as a defendant in suits by insureds or claimants contesting decisions by us or our clients with respect to the settlement of claims. Additionally, our clients have in the past brought, and may, in the future bring, claims for indemnification on the basis of alleged actions on our part or on the part of our agents or our employees in rendering services to clients. There can be no assurance that additional lawsuits will not be filed against us. There also can be no assurance that any such lawsuits will not have a disruptive impact upon the operation of our business, that the defense of the lawsuits will not consume the time and attention of our senior management and financial resources or that the resolution of any such litigation will not have a material adverse effect on our business, financial condition and results of operations.

We are also subject to numerous federal, state, and foreign labor, employment, worker health and safety, antitrust and competition, environmental and consumer protection, import/export, anti-corruption, and other laws. From time to time, we face claims and investigations by employees, former employees, and governmental entities under such laws or employment contracts with such employees or former employees. Such claims, investigations, and any litigation involving the Company could divert management's time and attention from business operations and could potentially result in substantial costs of defense, settlement or other disposition, which could have a material adverse effect on our results of operations and financial condition.

The costs of compliance with sustainability or other environmental, social responsibility or governance laws, regulations, or policies, including investor and client-driven policies and standards, could adversely affect our business.

As a non–manufacturing service business, we have to date been less impacted from laws and regulations related to sustainability concerns or other environmental, social responsibility or governance laws, regulations, or policies. However, we could incur ESG-related costs indirectly through our customers or shareholders. Increasingly our customers and shareholders expect that we meet social responsibility, sustainability or other business policies or standards, which may be more restrictive than current laws and regulations, before they commence, or continue, doing business with us. Our compliance with these policies and related requirements could be costly, and our failure to comply could adversely affect our business relationships or reputation.

Our management has concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective as of December 31, 2022 due to a material weakness in internal control over financial reporting in our United Kingdom ("Crawford UK") information technology general controls ("ITGCs"). If we are unable to remediate the material weakness and maintain an effective system of disclosure controls and procedures and internal control over

financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and financial results.

Our management concluded that our operations in Crawford UK did not have effective controls related to ITGCs in the areas of change management and logical access over certain information technology systems that supported our financial reporting processes. Crawford UK's business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We are taking steps to remediate the material weakness, but there is no assurance that any remediation efforts will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

LIQUIDITY AND CAPITAL

Our U.S. qualified defined benefit pension plan (the "U.S. Qualified Plan") is underfunded. Future funding requirements, including those imposed by any further regulatory changes, could restrict cash available for our operating, financing, and investing requirements.

At the end of the most recent measurement periods for our U.S. Qualified Plan, the projected benefit obligation was underfunded by $24.3 million. In recent years we have made voluntary contributions to this plan, but we do not expect to make any discretionary contributions to the U.S. Qualified Plan in the next fiscal year. Volatility in the capital markets, mortality changes and future legislation may have a negative impact on our pension plans, which may further increase the underfunded portion and our attendant funding obligations. Any future contributions to our underfunded defined benefit pension plan could reduce our liquidity, restrict available cash for our operating, financing, and investing needs and may materially adversely affect our financial condition and our ability to deploy capital to other opportunities. Any decision to terminate the plan and settle the defined-benefit pension obligation would result in a non-cash charge within the consolidated statements of operations related to unrecognized actuarial losses in accumulated other comprehensive income, which totals $200.8 million as of December 31, 2022.

While we do not anticipate any contribution in 2023, we intend to comply with any future funding requirements through the use of cash from operations. However, there can be no assurance that we will generate enough cash to do so. Our inability to fund these obligations through cash from operations could require us to seek funding from other sources, including through additional borrowings under our Credit Facility (defined below), if available, proceeds from debt or equity financings, or asset sales. There can be no assurance that we would be able to obtain any such external funding in amounts, at times and on terms that we deem commercially reasonable, in order for us to meet these obligations. Furthermore, any of the foregoing could materially increase our outstanding debt or debt service requirements, or dilute the value of the holdings of our current shareholders, as the case may be. Our inability to comply with any funding obligations in a timely manner could materially adversely affect our financial condition.

We have debt covenants in our credit facility that require us to maintain compliance with certain financial ratios and other requirements. If we are not able to maintain compliance with these requirements, all of our outstanding debt could become immediately due and payable.

We are party to a credit facility, effective as of November 5, 2021, with Bank of America, N.A., Wells Fargo Bank, N.A., Truist Bank, and the other lenders a party thereto, (the "Credit Facility"). The Credit Facility consists of a $450 million revolving credit facility, with a letter of credit sub-commitment of $125 million. The available borrowing capacity under the Credit Facility totaled $205.2 million on December 31, 2022. The Credit Facility contains various representations, warranties and covenants, including covenants limiting liens, indebtedness, guarantees, mergers and consolidations, substantial asset sales, investments and loans, sale and leasebacks, restrictions on dividends and distributions, and other fundamental changes in our business. Additionally, the Credit Facility contains covenants requiring us to remain in compliance with a maximum leverage ratio and a minimum interest coverage ratio.

If we do not maintain compliance with the covenant requirements, we may be in default under the Credit Facility. In such an event, the lenders under the Credit Facility would generally have the right to declare all then-outstanding amounts thereunder immediately due and payable. If we could not obtain a required waiver on satisfactory terms, we could be required to renegotiate the terms of the Credit Facility or immediately repay this indebtedness. Any such renegotiation could result in less favorable terms, including additional fees, higher interest rates and accelerated payments, and would necessitate significant time and attention of management, which could divert their focus from business operations. Any required payment may necessitate the sale of assets or other uses of resources that we do not believe would be in our best interests. While we do not presently expect to be in violation of any of these requirements, no assurances can be given that we will be able to continue to comply with them in the future. Any failure to continue to comply with such requirements could materially adversely affect our borrowing ability and access to liquidity, and thus our overall financial condition, as well as our ability to operate our business. We do not believe there is significant risk to our debt covenants when LIBOR is replaced with an alternative reference rate in the future. We have no current hedged transactions, and our Credit Facility establishes a rate replacement mechanism when LIBOR is no longer quoted.

In recent periods we have incurred impairment charges that reduced the carrying value of our intangible assets and goodwill; in the future we may be required to incur additional impairment charges on a portion of or all of the carrying value of our intangible assets and goodwill, which may adversely affect our financial condition and results of operations.

Each year, and more frequently on an interim basis if appropriate, we are required by ASC Topic 350, "Intangibles--Goodwill and Other," to assess the carrying value of our indefinite lived intangible assets and goodwill to determine whether the carrying value of those assets is impaired. Such assessment and determination involves significant judgments to estimate the fair value of our reporting units, including estimating future cash flows, near term and long term revenue growth, and determining appropriate discount rates, among other assumptions. We intend to continue to monitor the performance of our reporting units and, should actual operating earnings consistently fall below forecasted operating earnings, we will perform an interim goodwill impairment analysis. Any such charges could materially adversely affect our financial results in the periods in which they are recorded.

Control by a principal shareholder could adversely affect the Company and our other shareholders.

As of December 31, 2022, Jesse C. Crawford, a member of our Board of Directors, and the father of Jesse C. Crawford, Jr., who is also a member of the Board of Directors, beneficially owned approximately 65% of our outstanding voting Class B Common Stock. As a result, he has the ability to control substantially all matters submitted to our shareholders for approval, including the election and removal of directors. He also has the ability to control our management and affairs. As of December 31, 2022, Mr. Crawford also beneficially owned approximately 37% of our outstanding non-voting Class A Common Stock. This concentration of ownership of our stock may delay or prevent a change in control; impede a merger, consolidation, takeover, or other business combination involving us; discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; reduce the liquidity, and thus the trading price, of our stock; or result in other actions that may be opposed by, or not be in the best interests of, the Company and our other shareholders.

COMPETITION AND EMPLOYEES

We operate in highly competitive markets and face intense competition from both established entities and new entrants into those markets. Potential consolidation in our industry can also create stronger competition. Our failure to compete effectively may adversely affect us.

Our ability to retain clients and maintain and increase case referrals is also dependent in part on our ability to continue to provide high-quality, competitively priced services and effective sales efforts.

The global claims management services market is highly competitive and comprised of a large number of companies that vary in size and that offer a varied scope of services. The demand from insurance companies and self-insured entities for services provided by independent claims service firms like us is largely dependent on industry-wide claims volumes, which are affected by, among other things, the insurance underwriting cycle, weather-related events, general economic activity, overall employment levels, and workplace injury rates. We are also impacted by decisions insurance companies and self-insured entities make with respect to the level of claims outsourced to independent claim service firms as opposed to those handled by their own in-house claims adjusters.

We also face competition from potential new entrants into the global claims management services market, in addition to traditional competitors. Potential consolidation in our industry can also create stronger competition. Our inability to react to such competition could negatively impact our volume of case referrals and results of operations.

We may not be able to recruit, train, and retain qualified personnel, including retaining enough qualified and experienced on-call claims adjusters, to respond to catastrophic events that may, singularly or in combination, significantly increase our clients' needs for claims adjusters.

Our catastrophe-related work and revenues can fluctuate dramatically based on the frequency and severity of natural and man-made disasters. When such events happen, our clients usually require a sudden and substantial increase in the need for catastrophic claims services, which can strain our capacity. Our internal resources are sometimes not sufficient to meet these sudden and substantial increases in demand. When these situations occur, we must retain outside adjusters (temporary employees and contractors) to increase our capacity. There can be no assurance that we will be able to retain such outside adjusters with the requisite qualifications, at the times needed or on terms that we believe are economically reasonable. Insurance companies and other loss adjusting firms also aggressively compete for the same pool of outside adjusters, who often command high prices for their services at such times of peak demand. Such competition could reduce availability, increase our costs and reduce our revenues. Our failure to timely, efficiently, and competently provide these services to our clients could result in reduced revenues, loss of customer goodwill and a negative impact on our results of operations.

We compete for nurses and other case management professionals in the healthcare industry, which may increase our labor costs and reduce profitability.

Our Broadspire business competes with the general healthcare industry in recruiting qualified nurses, other case management professionals and other talent. In some markets, the scarcity of nurses and other medical support personnel has become a significant operating issue to healthcare providers. Recently, there have been nurses strikes at hospital systems. Such competition and labor disputes could reduce availability, increase our costs and reduce our revenues. This shortage may require us to increase wages and benefits to recruit and retain qualified nurses and other healthcare professionals. Our failure to recruit and retain qualified management, nurses, and other healthcare professionals, or to control labor costs could result in reduced revenues, loss of customer goodwill and a material negative impact on our results of operations.

We face challenges caused by our aging workforce and we may not be able to recruit, train, and retain adequate replacements for our qualified and skilled employees.

Many of the nurses and adjusters in our industry, including those that we employ directly, are approaching retirement age. As these experienced employees retire, we may have difficulty recruiting new employees with comparable qualifications and experience, and we may be unable to transfer our employees' institutional knowledge successfully to new qualified employees. Any such failures would be exacerbated at times of peak demand and could cause us to rely more heavily on outside nurses and adjusters. Our failure to recruit and train new employees and to ensure they obtain the adequate qualifications and experience could result in reduced revenues, loss of customer goodwill and a material negative impact on our results of operations.

We are subject to inflation risks which could increase our wages, benefits, and other costs which may result in decreased profitability.

We are impacted by inflationary increases in wages, benefits and other costs. In all countries in which we operate, wage and benefit inflation, whether driven by competition for talent, or ordinary course pay increases and other inflationary pressure, may increase our cost of providing services and reduce our profitability. Furthermore, as a result of our global operations, wage increases in emerging markets may increase at a faster rate than wages in the U.S. and other developed markets, which increases our exposure to inflation risks. If we are not able to pass increased wage and other costs resulting from inflation onto our clients or charge premium prices when justified by market demand, our profitability may decline.

The risks described above are not the only ones we face, but are the ones currently deemed the most material by us based on available information. New risks may emerge from time to time, and it is not possible for management to predict all such risks, nor can we assess the impact of known risks on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statement.

ITEM 1B.   ***UNRESOLVED STAFF COMMENTS***

None.

ITEM 2. *PROPERTIES*

As of December 31, 2022, the Company leased approximately 220 office locations under various leases with varying terms. For additional information on the Company's significant operating leases and subleases, see Note 6 "Lease Commitments" of our accompanying consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. Other office locations are occupied under various short-term rental arrangements. The Company generally believes that its office locations are sufficient for its operations and that, if it were necessary to obtain different or additional office locations, such locations would be available at times, and on commercially reasonable terms, as would be necessary for the conduct of its business. No assurances can be given, however, that the Company would be able to obtain such office locations as and when needed, or on terms it considered to be reasonable, if at all. The Company continues to evaluate its current and projected space requirements and may determine from time to time that certain of its leased properties are no longer necessary for its operations. There is no assurance that the Company will be able to terminate or sublease such excess locations or that it will not incur costs with such dispositions. Such costs are not material to the Company's results of operations in a given period.

ITEM 3. *LEGAL PROCEEDINGS*

In the normal course of the claims administration services business, the Company is from time to time named as a defendant in suits by insureds or claimants contesting decisions by the Company or its clients with respect to the settlement of claims. Additionally, clients of the Company have, in the past, brought and may, in the future, bring claims for indemnification on the basis of alleged actions on the part of the Company, its agents or its employees in rendering service to clients. The majority of these claims are of the type covered by insurance maintained by the Company; however, the Company is responsible for the deductibles and self-insured retentions under its various insurance coverages. In the opinion of the Company, adequate provisions have been provided for such known risks. No assurances can be provided, however, that the result of any such action, claim or proceeding, now known or occurring in the future, will not result in a material adverse effect on our business, financial condition or results of operations.

The Company is also subject to numerous federal, state, and foreign labor, employment, worker health and safety, antitrust and competition, environmental and consumer protection, import/export, anti-corruption, and other laws. From time to time, the Company faces claims and investigations by employees, former employees, and governmental entities under such laws or employment contracts with such employees or former employees.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. ***MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES***

Shares of the Company's two classes of common stock are traded on the NYSE under the symbols CRD-A and CRD-B, respectively. The Company's two classes of stock are substantially identical, except with respect to voting rights and the Company's ability to pay greater cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock, subject to certain limitations. In addition, with respect to mergers or similar transactions, holders of Class A Common Stock must receive the same type and amount of consideration as holders of Class B Common Stock, unless different consideration is approved by the holders of 75% of the Class A Common Stock, voting as a class.

The number of record holders of each class of the Company's common stock as of December 31, 2022 was as follows: CRD-A — 2,688 and CRD-B — 347.

Effective November 4, 2021, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of CRD-A or CRD-B (or a combination of the two) through December 31, 2023 (the "2021 Repurchase Authorization"). On February 10, 2022, the Company's Board of Directors added 5,000,000 shares to this authorization. At December 31, 2022, the Company had remaining authorization to repurchase 1,793,371 shares under the 2021 Repurchase Authorization.

The following graph and table show the value as of December 31, 2022 of a $100 investment in the Company's Class A and Class B common stock as of December 31, 2017 as compared to a similar investment in each of (i) the S&P 500 Index, and (ii) the S&P 500 Property-Casualty Insurance Index, in each case on a total return basis assuming the reinvestment of all dividends. We caution you not to draw any conclusions from the data in this performance graph, as past results do not necessarily indicate future performance.


Comparison of Cumulative Five Year Total Return
Crawford & Company (Class A)
Crawford & Company (Class B)
S&P 500 Index
S&P 500 Property-Casualty Insurance Index
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Dollars
2017
2018
2019
2020
2021
2022

TOTAL RETURN TO SHAREHOLDERS
(Includes reinvestment of dividends)

Company / Index	Base Period 2017	2018	2019	2020	2021	2022
		INDEXED RETURNS				
		YEARS ENDED DECEMBER 31,				
Crawford & Company (Class A)	100.00	108.20	143.43	94.80	98.58	75.62
Crawford & Company (Class B)	100.00	95.69	110.19	80.02	85.47	62.78
S&P 500 Index	100.00	93.76	120.84	140.49	178.27	143.61
S&P Property-Casualty Insurance Index	100.00	86.83	109.67	106.31	136.93	148.08

The foregoing graph and table are not, and shall not be deemed to be, filed as part of the Company's Annual Report on Form 10-K. Such graph and table do not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing of the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934, except to the extent specifically incorporated by reference therein by the Company.

ITEM 6.   [RESERVED]

ITEM 7.   *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand Crawford & Company, our operations, and our business environment. This MD&A is provided as a supplement to — and should be read in conjunction with — our audited consolidated financial statements and the accompanying notes thereto contained in Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K. As described in Note 1, "Significant Accounting and Reporting Policies," of those accompanying audited consolidated financial statements, financial results from our operations outside of the U.S., Canada, the Caribbean, and certain subsidiaries in the Philippines, are reported and consolidated on a two-month delayed basis in accordance with the provisions of ASC 810, "Consolidation," in order to provide sufficient time for accumulation of their results. Accordingly, the Company's December 31, 2022, 2021, and 2020 consolidated financial statements include the financial position of such operations as of October 31, 2022 and 2021, respectively, and the results of their operations and cash flows for the fiscal periods ended October 31, 2022, 2021 and 2020, respectively.

Business Overview

Based in Atlanta, Georgia, Crawford & Company (www.crawco.com) is the world's largest publicly listed independent provider of claims management and outsourcing solutions to carriers, brokers and corporations with an expansive global network serving clients in more than 70 countries.

In January 2022, the Company realigned its operating segments by moving to a geographic reporting structure consisting of North America Loss Adjusting, International Operations, Broadspire, and Platform Solutions. The Company's reportable segments are comprised of the following:

- North America Loss Adjusting, which services the North American property and casualty market. This is comprised of the previously reported Crawford Loss Adjusting segment in the U.S. and Canada, including Global Technical Services and edjuster, Inc. The Canadian operations will include all operations within that country, including those previously reported within the Crawford TPA Solutions and Platform Solutions segments.

- International Operations, which services the global property and casualty market outside North America. This is comprised of the previously reported Crawford Loss Adjusting segment outside of North America, including Crawford Legal Services which was previously within the Crawford TPA Solutions segment. The International Operations will include all operations within the respective countries, including those previously reported within the Crawford TPA Solutions and Platform Solutions segments.

- Broadspire, which provides third party administration for workers' compensation, auto and liability, disability absence management, medical management, and accident and health to corporations, brokers and insurers in the U.S.

- Platform Solutions, which consists of the Contractor Connection, Networks, and Subrogation service lines in the U.S. The Networks service line includes Catastrophe operations and WeGoLook.

As discussed in more detail in subsequent sections of this MD&A, our four reportable segments represent components of our Company for which separate financial information is available, and which is evaluated regularly by our chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing operating performance.

Insurance companies rely on us for certain services such as field investigation and the evaluation of property and casualty insurance claims. Self-insured entities typically rely on us for a broader range of services. In addition to field investigation and claims evaluation, we may also provide initial loss reporting services for their claimants, loss mitigation services such as medical bill review, medical case management and vocational rehabilitation, risk management information services, and loss fund administration to pay their claims. Our Contractor Connection service line provides a managed contractor network to insurance carriers and consumer markets.

The global claims management services market is highly competitive and comprised of a large number of companies that vary in size and that offer a varied scope of services. The demand from insurance companies and self-insured entities for services provided by independent claims service firms like us is largely dependent on industry-wide claims volumes, which are affected by, among other things, the insurance underwriting cycle, weather-related events, general economic activity, overall employment levels and workplace injury rates. Demand is also impacted by decisions insurance companies and self-insured entities make with respect to the level of claims outsourced to independent claim service firms as opposed to those handled by their own in-house claims adjusters. In addition, our ability to retain clients and maintain or increase case referrals is also dependent in part on our ability to continue to provide high-quality, competitively priced services and effective sales efforts.

We typically earn our revenues on an individual fee-per-claim basis for claims management services that we provide to insurance companies and self-insured entities. Accordingly, the volume of claim referrals to us is a key driver of our revenues. We cannot predict the future trend of case volumes for a number of reasons, including the frequency and severity of weather-related cases and the occurrence of natural and man-made disasters, which are a significant source of cases for us and are not subject to accurate forecasting.


Results of Operations


Executive Summary

Consolidated revenues before reimbursements were $1.189 billion in 2022 an increase of 7.9% compared with $1.102 billion in 2021. Net loss attributable to Crawford & Company was $(18.3) million in 2022, compared with net income of $30.7 million in 2021.

The Company recorded a non-cash goodwill impairment of $36.8 million, or $33.3 million after tax, during 2022. We also recorded income tax reserves of $11.8 million on certain international tax assets during 2022.

Consolidated revenues before reimbursements increased $87.5 million, or 7.9%, in 2022, compared with 2021. This increase was primarily due to an increase in new client growth in our North America Loss Adjusting, Broadspire and Platforms Solutions operating segments, and recent acquisitions. Changes in foreign exchange rates decreased our consolidated revenues before reimbursements by $34.6 million, or 3.2%, for 2022 as compared with the prior year.

(in thousands, except percentages)	Year Ended December 31, 2022	December 31, 2021	% Change	Year Ended Based on exchange rates for year ended December 31, 2021 December 31, 2022	% Change
Revenues:					
North America Loss Adjusting	$ 274,755	$ 243,789	12.7%	$ 278,399	14.2%
International Operations	357,452	357,909	(0.1)%	388,427	8.5%
Broadspire	313,564	301,035	4.2%	313,564	4.2%
Platform Solutions	243,711	199,299	22.3%	243,711	22.3%
Total revenues before reimbursements	1,189,482	1,102,032	7.9%	1,224,101	11.1%
Reimbursements	41,744	37,199	12.2%	44,451	19.5%
Total Revenues	$ 1,231,226	$ 1,139,231	8.1%	$ 1,268,552	11.4%

Excluding foreign currency impacts, consolidated revenues before reimbursements increased $122.1 million, or 11.1%, for 2022. Revenues from the North America Loss Adjusting segment increased in 2022 due to an increase in the U.S. and Canada, and the recent edjuster, Inc. acquisition. Revenues from the International Operations segment decreased slightly due to the change in foreign exchange rates. Excluding foreign exchange impacts, revenues from the International Operations segment increased due to an increase in weather-related activity in Australia and Asia, partially offset by reductions in the U.K. and our Legal Services service line. Revenues from the Broadspire segment increased due to an increase in case activity from both new and existing clients. Revenues from the Platform Solutions segment increased primarily due to an increase in Networks and the recent Praxis Consulting acquisition. There was a net $31.0 million, or 2.8% increase in total company revenues in 2022 as a result of recent acquisitions. See Note 3, "Business Acquisitions and Dispositions" of our accompanying consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further discussion about this activity.

Overall, there was an increase in cases received of 12.0% in 2022 compared with 2021, due to an increase in all operating segments. Recent acquisitions contributed 42,300, or 2.6% of the increase in cases received in the 2022 period.

Cases received are presented below by segment:

Year Ended December 31,	2022	2021	Variance
North America Loss Adjusting	294,997	278,173	6.0%
International Operations	536,106	453,494	18.2%
Broadspire	540,893	490,653	10.2%
Platform Solutions	479,598	430,730	11.3%
Total Crawford Cases Received	1,851,594	1,653,050	12.0%

Segment operating earnings (a measure of segment operating performance used by our management that is defined and discussed in more detail below) increased in our North America Loss Adjusting, Broadspire, and Platform Solutions operating segments, partially offset by a decrease in our International Operations operating segment.

Although operating earnings is the primary financial performance measure used by our senior management and CODM to evaluate the financial performance of our operating segments and make resource allocation and certain compensation decisions, we believe that a non-GAAP discussion and analysis of segment gross profit is also helpful in understanding the results of our segment operations excluding indirect centralized administrative support costs. Our discussion and analysis of segment gross profit includes the revenues and direct expenses of each segment.

In the North America Loss Adjusting segment, operating earnings increased from $15.0 million, or 6.2% of revenues before reimbursements in 2021, to $19.4 million, or 7.1% of revenues before reimbursements in 2022, primarily due to a $31.0 million increase in revenues. There was a $2.6 million expense benefit in 2021 as a result of the Canada Emergency Wage Subsidy ("CEWS") and no benefit in 2022. Excluding indirect support costs, gross profit increased from $46.7 million, or 19.2% of revenues before reimbursements in 2021, to $51.0 million, or 18.6% of revenues before reimbursements in 2022.

In the International Operations segment, operating earnings decreased from $4.9 million, or 1.4% of revenues before reimbursements in 2021, to a $(13.3) million loss, or (3.7)% of revenues before reimbursements in 2022, primarily due to losses in certain international operations and an increase in compensation expense. Excluding indirect support costs, gross profit decreased from $50.3 million or 14.1% of revenues before reimbursements in 2021, to $41.9 million, or 11.7% of revenues before reimbursements in 2022.

In the Broadspire segment, operating earnings increased from $24.8 million, or 8.2% of revenues before reimbursements in 2021, to $27.0 million, or 8.6% of revenues before reimbursements in 2022, primarily due to a $12.5 million increase in revenues. Excluding indirect support costs, gross profit increased from $64.7 million, or 21.5% of revenues before reimbursements in 2021, to $69.9 million, or 22.3% of revenues before reimbursements in 2022.

In the Platform Solutions segment, operating earnings increased from $32.0 million, or 16.1% of revenues before reimbursements in 2021, to $35.7 million, or 14.7% of revenues before reimbursements in 2022, primarily due to a $44.4 million increase in revenues, including $17.0 million from the Praxis Consulting acquisition. Excluding indirect support costs, gross profit increased from $48.0 million, or 24.1% of revenues before reimbursements in 2021, to $56.3 million, or 23.1% of revenues before reimbursements in 2022.

Cost of services provided, before reimbursements, increased $72.9 million, or 9.0% for 2022 compared with 2021. This increase was primarily due to an increase in compensation expense, including incentive compensation and other costs in each of our operating segments resulting from the $87.5 million increase in revenues, and the impact of recent acquisitions, partially offset by the change in foreign exchange rates.

Selling, general, and administrative ("SG&A") expenses increased $10.9 million, or 4.5%, in 2022, as compared with 2021. This increase was due to an increase in compensation expense, the impact of recent acquisitions, and contingent earnout adjustments, partially offset by a gain on the sale of our Canadian head office building and the change in foreign exchange rates.

We sold our Canadian head office building in Kitchener, Ontario Canada in the first quarter of 2022 for $3.1 million and recognized a pretax gain on disposal of $1.8 million. This gain is recorded as a credit within Unallocated Corporate and Shared Costs and is included in "Selling, general, and administrative expenses" on the Company's Condensed Consolidated Statements of Operations.

We recognized a pretax non-cash goodwill impairment in the 2022 third quarter totaling $36.8 million related to the North America Loss Adjusting ($3.4 million), International Operations ($22.7 million), and Platform Solutions ($10.7 million) reportable segments.

We also recorded income tax reserves of $11.8 million on certain international tax assets during 2022, primarily related to previously benefited tax losses in certain international jurisdictions. These tax assets currently do not expire and are available for future use depending on the profitability of those jurisdictions.

The Canadian government enacted the CEWS in 2020 to provide a wage subsidy to employers that suffered reductions in revenue resulting from the COVID-19 pandemic. We met the eligibility criteria to receive the wage subsidy in 2020 and 2021. We received a benefit totaling $13.8 million in 2020 and $5.9 million in 2021, due to the negative economic impact of COVID-19 in that country. This subsidy is recorded as a credit within Direct Compensation, Fringe Benefits and Non-Employee Labor and is included in "Costs of services provided, before reimbursements" or "Selling, general, and administrative expenses" on the Company's unaudited Condensed Consolidated Statements of Operations, depending on classification of the employees. There was no benefit in 2022 and there are no future benefits available under this subsidy.

On April 1, 2022, we purchased assets associated with R.P. van Dijk B.V. ("Van Dijk"), a bodily injury loss adjusting company based in the Netherlands. The purchase price includes an initial cash consideration of $4.3 million, and an earn-out potential up to $2.2 million payable over the next two years based on the achievement of revenue performance goals and other nonfinancial milestones over two one-year periods, beginning April 2022. This acquisition expands the Company's network in the Netherlands and strengthens its bodily injury loss adjusting service offering by adding a highly qualified team of adjusters experienced in managing complex loss events resulting in injury or death, as well as handling medical liability claims.

On October 4, 2021, we acquired BosBoon Expertise Group B.V. ("BosBoon"), a Netherlands-based specialist loss adjusting company. BosBoon offers a specialist range of loss adjusting services which was added to the existing Crawford Global Technical Services proposition in the Netherlands. The purchase price includes an initial cash consideration of $2.1 million, net of a working capital adjustment, and a maximum $1.9 million payable over the next two years based on achieving certain financial and nonfinancial goals, as defined in the purchase agreement.

On October 1, 2021, we acquired the assets of Praxis Consulting ("Praxis"), an established subrogation claims service provider in the U.S. This acquisition allows us to expand our footprint in the U.S. subrogation claims market. The purchase price includes an initial cash consideration of $21.5 million, a working capital adjustment payable of $0.7 million, a deferred payment of $20.0 million in February 2022, and a maximum $10.0 million payable over the next two years based on achieving certain revenue performance goals, as defined in the purchase agreement.

On August 23, 2021, we acquired 100% of edjuster Inc. in Canada and its U.S. subsidiary (collectively "edjuster"). edjuster is a technology-enabled, end-to-end contents services provider and platform. This acquisition enables us to expand our capability in the North American claims contents services market. The purchase price included an initial cash payment of $20.9 million, working capital adjustment payable of $0.4 million, and an earn-out potential up to $13.3 million based on the achievement of certain EBITDA performance goals over two one-year periods, beginning January 2022.

On November 1, 2020, we acquired 100% of HBA Group in Australia. The HBA Group is a legal services provider that will complement the Company's Crawford TPA Solutions segment in Australia. The purchase price included an initial cash payment of $4.0 million, net of working capital adjustment, and a maximum $3.2 million payable over the next four years based on achieving certain revenue and EBITDA performance goals as set forth in the purchase agreement. The financial results of certain of the Company's international subsidiaries, including HBA Group, are included in the Company's consolidated financial statements on a two-month delayed basis. Accordingly, the acquisition of HBA was reported as of January 1, 2021.

These acquisitions were funded primarily through additional borrowings under the Company's credit facility. See Note 3, "Business Acquisitions and Dispositions" of our accompanying consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further discussion about these transactions.

We recognized a non-cash pretax goodwill impairment in the 2020 first quarter totaling $17.7 million related to our former Crawford Claims Solutions reporting unit. This expense was partially offset by a $1.8 million reduction in income tax expense and $1.7 million credit in noncontrolling interest expense. There was no goodwill impairment in 2021.

We recognized pretax restructuring costs totaling $8.1 million in 2020, related primarily to severance and other termination costs in an effort to consolidate and streamline various functions of our workforce. The restructuring and other costs are comprised of $9.4 million severance expense and related payroll taxes, $2.5 million in asset impairment and lease termination costs, partially offset by a $1.1 million gain from fair value remeasurement of a cost method investment, $1.2 million in liquidation dividends from a cost method investment, and a $1.4 million gain from sale of IP addresses. This pretax expense is presented in the Consolidated Statements of Operations as a separate charge "Restructuring and Other Costs, Net."

During 2020, we recognized a pretax gain on disposal totaling $13.8 million related to the sale of the Lloyd Warwick International ("LWI") business in our former Crawford Loss Adjusting segment, net of a loss on the disposal of Crawford Compliance. The gain on disposal is presented in the Consolidated Statements of Operations as a separate item "Gain on disposition of businesses, net." There was no gain on disposal in 2022 or 2021.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). We took advantage of certain aspects of the CARES Act such as the deferral of payroll tax deposits, which deferred the payment of 2020 payroll tax withholdings in the U.S., totaling $13.0 million, which was paid in equal installments at the end of 2021 and 2022. No deferred payroll tax liability remains as of December 31, 2022.

Segment Operating Earnings

We believe that a discussion and analysis of the segment operating earnings of our four operating segments is helpful in understanding the results of our operations. Operating earnings is our segment measure of profitability presented in conformity with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 280 "Segment Reporting." Operating earnings is the primary financial performance measure used by our senior management and CODM to evaluate the financial performance of our operating segments and make resource allocation and certain compensation decisions.

We believe operating earnings is a measure that is useful to others in that it allows them to evaluate segment operating performance using the same criteria used by our senior management and CODM. Segment operating earnings represent segment earnings, including the direct and indirect costs of certain administrative functions required to operate our business, but excludes unallocated corporate and shared costs and credits, net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, goodwill impairment, restructuring and other costs, gain on disposition of businesses, contingent earnout adjustments, income taxes, reserves on certain income tax assets, and net income or loss attributable to noncontrolling interests.

Administrative functions such as finance, human resources, information technology, quality and compliance, exist in both a centralized shared-service arrangement and within certain operations. Each of these functions are managed by centralized management and we allocate the costs of those services to the segments as indirect costs based on usage.

In addition, we believe that a non-GAAP discussion and analysis of segment gross profit is helpful in understanding the results of our segment operations, excluding indirect centralized administrative support costs. Our discussion and analysis of segment gross profit includes the revenues and direct expenses of each segment. Segment gross profit is defined as revenues, less direct costs, which exclude indirect centralized administrative support costs allocated to the business.

Income taxes, net corporate interest expense, stock option expense, and amortization of customer-relationship intangible assets are recurring components of our net income, but they are not considered part of our segment operating earnings because they are managed on a corporate-wide basis. Income taxes are calculated for the Company on a consolidated basis based on statutory rates in effect in the various jurisdictions in which we provide services, and vary significantly by jurisdiction. Net corporate interest expense results from capital structure decisions made by senior management and the Board of Directors, affecting the Company as a whole. Stock option expense represents the non-cash costs generally related to stock options and employee stock purchase plan expenses which are not allocated to our operating segments. Contingent earnout adjustments represent fair value adjustments of earnout liabilities arising from recent acquisitions. Amortization expense is a non-cash expense for finite-lived customer-relationship and trade name intangible assets acquired in business combinations. None of these costs relate directly to the performance of our services or operating activities and, therefore, are excluded from segment operating earnings in order to better assess the results of each segment's operating activities on a consistent basis.

Unallocated corporate and shared costs and credits include expenses and credits related to our chief executive officer and Board of Directors, certain provisions for bad debt allowances or subsequent recoveries such as those related to bankrupt clients, defined benefit pension costs or credits for our frozen U.S. pension plan, certain unallocated professional fees, CEWS benefits, and certain self-insurance costs and recoveries that are not allocated to our individual operating segments.

Restructuring and other costs, goodwill impairments, reserves on certain income tax assets, and gain on disposition of businesses, arise from time to time due to various factors and events (such as internal restructurings, losses on subleases, establishment of new operations, and tax asset impairments) that are not allocated to any particular segment since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis.

Additional discussion and analysis of our income taxes, net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, contingent earnout adjustments, goodwill impairments, restructuring and other costs, gain on disposition of businesses, reserves on certain income tax assets, and unallocated corporate and shared costs follows the discussion and analysis of the results of operations of our four operating segments.

Segment Revenues

In the normal course of business, our operating segments incur certain out-of-pocket expenses that are thereafter reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are required to be included when reporting expenses and revenues, respectively, in our consolidated results of operations as the Company is considered the principal in these transactions. In the discussion and analysis of results of operations which follows, we do not include a gross up of expenses and revenues for these pass-through reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our results of operations with no impact to our net income or operating earnings. A reconciliation of revenues before reimbursements to consolidated revenues determined in accordance with GAAP is self-evident from the face of the accompanying statements of operations. Unless noted in the following discussion and analysis, revenue amounts exclude reimbursements for out-of-pocket expenses.

Our segment results are impacted by changes in foreign exchange rates. We believe that a non-GAAP discussion and analysis of segment revenues before reimbursements by major region, based on actual exchange rates and using a constant exchange rate, is helpful in understanding the results of our segment operations.

Segment Expenses

Our discussion and analysis of segment operating expenses is comprised of two components: "Direct Compensation, Fringe Benefits & Non-Employee Labor" and "Expenses Other Than Direct Compensation, Fringe Benefits & Non-Employee Labor."

"Direct Compensation, Fringe Benefits & Non-Employee Labor" includes direct compensation, payroll taxes, and benefits provided to the employees of each segment, as well as payments to outsourced service providers that augment our staff in each segment. As a service company, these costs represent our most significant and variable operating expenses.

Costs of administrative functions, including direct compensation, payroll taxes, and benefits, are managed centrally and considered indirect costs. The allocated centralized indirect administrative support costs of our shared-services infrastructure are allocated to each segment based on usage and reflected within "Expenses Other Than Direct Compensation, Fringe Benefits & Non-Employee Labor" of each segment.

In addition to allocated corporate and shared costs, "Expenses Other Than Direct Compensation, Fringe Benefits & Non-Employee Labor" includes travel and entertainment, office rent and occupancy costs, automobile expenses, office operating expenses, data processing costs, cost of risk, professional fees, and amortization and depreciation expense other than amortization of customer-relationship intangible assets.

Unless noted in the following discussion and analysis, revenue amounts exclude reimbursements for out-of-pocket expenses and expense amounts exclude reimbursed out-of-pocket expenses.

Operating results for our segments reconciled to income before income taxes and net income attributable to shareholders of Crawford & Company are as shown in the following table.

Year Ended December 31,	2022	2021	2020	% Change from Prior Year 2022	2021
	(In thousands, except percentages)				
Revenues:					
North America Loss Adjusting	**$274,755**	$243,789	$217,579	**12.7%**	12.0%
International Operations	**357,452**	357,909	322,435	**(0.1)%**	11.0%
Broadspire	**313,564**	301,035	293,448	**4.2%**	2.6%
Platform Solutions	**243,711**	199,299	149,030	**22.3%**	33.7%
Total Revenues before reimbursements	**1,189,482**	1,102,032	982,492	**7.9%**	12.2%
Reimbursements	**41,744**	37,199	33,703	**12.2%**	10.4%
Total Revenues	**$1,231,226**	$1,139,231	$1,016,195	**8.1%**	12.1%
Direct Compensation, Fringe Benefits & Non-Employee Labor:					
North America Loss Adjusting	**$199,009**	$176,538	$150,904	**12.7%**	17.0%
% of related revenues before reimbursements	**72.4%**	72.4%	69.4%		
International Operations	**254,049**	249,060	203,663	**2.0%**	22.3%
% of related revenues before reimbursements	**71.1%**	69.6%	63.2%		
Broadspire	**198,473**	187,458	184,731	**5.9%**	1.5%
% of related revenues before reimbursements	**63.3%**	62.3%	63.0%		
Platform Solutions	**163,449**	131,736	92,513	**24.1%**	42.4%
% of related revenues before reimbursements	**67.1%**	66.1%	62.1%		
Total	**$814,980**	$744,792	$631,811	**9.4%**	17.9%
% of Revenues before reimbursements	**68.5%**	67.6%	64.3%		
Expenses Other than Direct Compensation, Fringe Benefits & Non-Employee Labor:					
North America Loss Adjusting	**$56,315**	$52,236	$53,272	**7.8%**	(1.9)%
% of related revenues before reimbursements	**20.5%**	21.4%	24.5%		
International Operations	**116,672**	103,931	88,392	**12.3%**	17.6%
% of related revenues before reimbursements	**32.6%**	29.0%	27.4%		
Broadspire	**88,070**	88,794	89,752	**(0.8)%**	(1.1)%
% of related revenues before reimbursements	**28.1%**	29.5%	30.6%		
Platform Solutions	**44,516**	35,515	30,185	**25.3%**	17.7%
% of related revenues before reimbursements	**18.3%**	17.8%	20.3%		
Total before reimbursements	**$305,573**	$280,476	$261,601	**8.9%**	7.2%
% of Revenues before reimbursements	**25.7%**	25.5%	26.6%		
Reimbursements	**41,744**	37,199	33,703	**12.2%**	10.4%
Total	**$347,317**	$317,675	$295,304		
% of Revenues	**28.2%**	27.9%	29.1%		
Segment Operating Earnings (Loss):					
North America Loss Adjusting	**$19,431**	$15,015	$13,403	**29.4%**	12.0%
% of related revenues before reimbursements	**7.1%**	6.2%	6.2%		
International Operations	**(13,269)**	4,918	30,380	**(369.8)%**	(83.8)%
% of related revenues before reimbursements	**(3.7)%**	1.4%	9.4%		
Broadspire	**27,021**	24,783	18,965	**9.0%**	30.7%
% of related revenues before reimbursements	**8.6%**	8.2%	6.5%		
Platform Solutions	**35,746**	32,048	26,332	**11.5%**	21.7%
% of related revenues before reimbursements	**14.7%**	16.1%	17.7%		
(Deduct) Add:					
Unallocated corporate and shared costs and credits, net	**(5,459)**	(14,259)	(17,250)	**(61.7)%**	(17.3)%
Net corporate interest expense	**(10,311)**	(6,559)	(7,923)	**57.2%**	(17.2)%
Stock option expense	**(548)**	(1,053)	(1,122)	**(48.0)%**	(6.1)%
Amortization of customer-relationship intangible assets	**(7,836)**	(11,029)	(11,653)	**(29.0)%**	(5.4)%
Goodwill impairment	**(36,808)**	—	(17,674)	**nm**	(100.0)%
Restructuring and other costs, net	**—**	—	(8,133)	**nm**	(100.0)%
Contingent earnout adjustments	**(2,921)**	—	—	**nm**	nm
Gain on disposition of businesses, net	**—**	—	13,763	**nm**	(100.0)%
Income Before Income Taxes	**5,046**	43,864	39,088	**(88.5)%**	12.2%
Income taxes	**(23,578)**	(13,316)	(12,013)	**77.1%**	10.8%
Net (Loss) Income	**(18,532)**	30,548	27,075	**(160.7)%**	12.8%
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	**227**	144	1,221	**57.6%**	(88.2)%
Net (Loss) Income Attributable to Shareholders of Crawford & Company	**$(18,305)**	$30,692	$28,296	**(159.6)%**	8.5%

nm = not meaningful

YEAR ENDED DECEMBER 31, 2022 COMPARED WITH YEAR ENDED DECEMBER 31, 2021

NORTH AMERICA LOSS ADJUSTING SEGMENT

Operating Earnings

Operating earnings in our North America Loss Adjusting segment totaled $19.4 million or 7.1% of revenues before reimbursements, in 2022, compared with 2021 operating earnings of $15.0 million, or 6.2% of revenues before reimbursements. The increase in operating earnings in 2022 was primarily due to a $31.0 million increase in revenues. There was a $2.6 million expense benefit in 2021 as a result of CEWS, compared to no benefit in 2022.

Excluding centralized indirect support costs, gross profit increased from $46.7 million, or 19.2% of revenues before reimbursements in 2021, to $51.0 million, or 18.6% of revenues before reimbursements in 2022, due primarily to an increase in revenues, partially offset by the absence of the CEWS benefit.

Operating results for our North America Loss Adjusting segment, including gross profit, are as shown in the following table:

	In thousands (except percentages)				
	Based on actual exchange rates			Based on exchange rates for December 31, 2021	
Year Ended December 31,	2022	2021	Variance	2022	Variance
Revenues	$ 274,755	$ 243,789	12.7%	$ 278,399	14.2%
Direct expenses	223,707	197,054	13.5%	226,793	15.1%
Gross profit	51,048	46,735	9.2%	51,606	10.4%
Indirect expenses	31,617	31,720	(0.3)%	32,040	1.0%
Total North America Loss Adjusting Operating Earnings	$ 19,431	$ 15,015	29.4%	$ 19,566	30.3%
Gross profit margin	18.6%	19.2%	(0.6)%	18.5%	(0.7)%
Operating margin	7.1%	6.2%	0.9%	7.0%	0.8%

Revenues before Reimbursements

North America Loss Adjusting revenues are primarily derived from the property and casualty insurance company markets in the U.S. and Canada. Revenues before reimbursements by major region, based on actual exchange rates and using a constant exchange rate were as follows:

	In thousands (except percentages)				
	Based on actual exchange rates			Based on exchange rates for December 31, 2021	
Year Ended December 31,	2022	2021	Variance	2022	Variance
U.S.	$ 176,989	$ 158,451	11.7%	$ 176,989	11.7%
Canada	97,766	85,338	14.6%	101,410	18.8%
Total North America Loss Adjusting Revenues before Reimbursements	$ 274,755	$ 243,789	12.7%	$ 278,399	14.2%

Revenues before reimbursements from our North America Loss Adjusting segment totaled $274.8 million in 2022, compared with $243.8 million in the 2021 period. This increase was due to an increase in the U.S. and Canada from both new and existing clients and the recent acquisition. The change in exchange rates decreased our North America Loss Adjusting segment revenues by 1.5%, or $3.6 million, for 2022 as compared with the 2021 period. Absent foreign exchange rate fluctuations, North America Loss Adjusting segment revenues would have been $278.4 million for 2022. There was a $9.2 million increase, or 3.8% increase in North America Loss Adjusting revenues in period as a result of the edjuster, Inc. acquisition. There was an increase in segment unit volume, measured principally by cases received, of 6.0% (1.8% excluding edjuster cases) for 2022, compared with the 2021 period. Changes in product mix and in the rates charged for those services accounted for an 8.6% revenue increase for the year ended 2022 compared with the same period in 2021.

The increase in revenues in the U.S. for 2022 was due to an increase in Global Technical Services revenues and a change in the mix of services provided, due to a lower proportion of high-frequency, low-severity cases in the current year. Based on constant foreign exchange rates, there was an increase in revenues in Canada in 2022, compared with 2021, primarily due to the recent edjuster, Inc. acquisition and the recovery from the negative economic impacts of COVID-19 that were present in 2021.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses incurred in our North America Loss Adjusting segment, which are included in total Company revenues, were $8.4 million in 2022 compared with $8.3 million in 2021. The increase in reimbursed expenses was less than the overall increase in revenues due to a decreased use of third parties in Canada in 2022.

Case Volume Analysis

North America Loss Adjusting segment unit volumes by geographic region, measured by cases received, for 2022 and 2021 were as follows:

Year Ended December 31,	2022	2021	Variance
U.S.	136,804	150,959	(9.4)%
Canada	158,193	127,214	24.4%
Total North America Loss Adjusting Cases Received	**294,997**	278,173	6.0%

Overall, there was an increase in cases of 6.0% in 2022, compared with the 2021 period. The decrease in U.S. case volumes in 2022 was due to a change in the mix of services provided, resulting from a lower proportion of high-frequency, low-severity cases. There was an increase in cases in Canada in 2022 due to an increase in weather-related activity and due to the recovery from the impact of the pandemic which was present in the 2021 period. edjuster, which was acquired in the third quarter of 2021, resulted in an increase of 11,640 cases, or 4.2% of the increase in cases received for 2022, compared with the 2021 period.

Direct Compensation, Fringe Benefits & Non-Employee Labor

The most significant expense in our North America Loss Adjusting segment is the compensation of employees, including related payroll taxes and fringe benefits, and payments to outsourced service providers that augment our staff. North America Loss Adjusting direct compensation, fringe benefits, and non-employee labor expense, as a percent of segment revenues before reimbursements, was 72.4% for both 2022 and 2021. The dollar amount of these expenses increased from $176.5 million in 2021 to $199.0 million in 2022. The increase in amounts was due to the increased revenues and an additional 205 employees from the recent acquisition. The percentage of revenues before reimbursements was consistent between periods, due to increased staff utilization, partially offset by the $2.6 million expense benefit in 2021 as a result of CEWS, compared with no benefit in the 2022 period.

There was an average of 2,042 FTEs in 2022 compared with an average of 1,795 FTEs in 2021.

Expenses Other than Reimbursements, Direct Compensation, Fringe Benefits & Non-Employee Labor

North America Loss Adjusting segment expenses other than reimbursements, direct compensation, fringe benefits, and non-employee labor increased from $52.2 million in 2021 to $56.3 million in 2022, but decreased as a percent of segment revenues before reimbursements from 21.4% in 2021 to 20.5% in 2022. The increase in costs was due to the increased revenues, technology investments and an increase in the allowance for estimated credit losses in 2022. The decrease in the percent of revenues was due to the increased revenues and non-continuing integration costs from the recent acquisition in 2021.

INTERNATIONAL OPERATIONS SEGMENT

Operating (Loss) Earnings

Our International Operations segment reported an operating loss of $(13.3) million, or (3.7)% of revenues before reimbursements in 2022, as compared to operating earnings of $4.9 million, or 1.4% of revenues before reimbursements in 2021. This decrease in operating earnings was due to lower profitability in certain international operations, primarily in the U.K. and our Legal Services service line, an increase in compensation expense, and an increase in administrative support costs.

Excluding centralized indirect support costs, gross profit decreased from $50.3 million, or 14.1% of revenues before reimbursements in 2021, to $41.9 million, or 11.7% of revenues before reimbursements in 2022. This decrease was primarily due to losses in certain international operations and an increase in compensation expense. The increase in compensation expense includes $4.1 million of severance expense for cost reduction actions in certain international operations.

Operating results for our International Operations segment, including gross profit, are as shown in the following table:

| | In thousands (except percentages) | | | | |
| | Based on actual exchange rates | | | Based on exchange rates for December 31, 2021 | |
Year Ended December 31,	2022	2021	Variance	2022	Variance
Revenues	$357,452	$357,909	(0.1)%	$388,427	8.5%
Direct expenses	315,590	307,591	2.6%	343,482	11.7%
Gross profit	41,862	50,318	(16.8)%	44,945	(10.7)%
Indirect expenses	55,131	45,400	21.4%	60,383	33.0%
Total International Operations Operating (Loss) Earnings	$(13,269)	$4,918	(369.8)%	$(15,438)	(413.9)%
Gross profit margin	**11.7%**	14.1%	(2.4)%	**11.6%**	(2.5)%
Operating margin	**(3.7)%**	1.4%	(5.1)%	**(4.0)%**	(5.4)%

Revenues before Reimbursements

International Operations segment revenues are primarily derived from the global property and casualty insurance company markets in the U.K, Europe, Australia, Asia and Latin America. Revenues before reimbursements by major region, based on actual exchange rates and using a constant exchange rate were as follows:

| | In thousands (except percentages) | | | | |
| | Based on actual exchange rates | | | Based on exchange rates for December 31, 2021 | |
Year Ended December 31,	2022	2021	Variance	2022	Variance
UK	$ 121,814	$ 134,116	(9.2)%	$ 132,371	(1.3)%
Europe	89,777	88,985	0.9%	98,925	11.2%
Australia	94,692	85,780	10.4%	101,687	18.5%
Asia	21,652	18,870	14.7%	22,824	21.0%
Latin America	29,517	30,158	(2.1)%	32,620	8.2%
Total International Operations Revenues before Reimbursements	$ 357,452	$ 357,909	(0.1)%	$ 388,427	8.5%

Revenues before reimbursements from our International Operations segment totaled $357.5 million in 2022, compared with $357.9 million in 2021. This slight decrease was primarily due to the change in foreign exchange rates. Excluding foreign exchange impacts, International Operations revenues increased due to an increase in weather-related activity in Australia and Asia, and increases in Europe and Latin America, partially offset by reductions in the U.K. and our Legal Services service line. The change in exchange rates decreased our International Operations segment revenues by approximately 8.6%, or $31.0 million, for 2022 as compared with the 2021 period. Absent foreign exchange rate fluctuations, International Operations segment revenues would have been $388.4 million for 2022. There was a $4.8 million increase, or 1.3% increase in International Operations revenues in the year as a result of the recent BosBoon and Van Dijk acquisitions in Europe. There was an increase in segment unit volume, measured principally by cases received, of 18.2% (17.8% excluding acquired cases) for 2022, compared with the 2021 period. 8.1% of this increase was due to an increase of 36,800 high-frequency, low-severity cases received in Latin America for which only minimal revenues are recognized. Changes in product mix and in the rates charged for those services accounted for a 2.5% revenue decrease for 2022 compared with the same period in 2021, due to an increase in high-frequency, low severity cases in Latin America, Europe and Asia.

Based on constant foreign exchange rates, the decrease in revenues in the U.K. for 2022 was due to a change in the mix of services provided and a reduction in our Legal Services service line. There was an increase in revenues in Europe in the 2022 period, compared with 2021, due to an increase in high-frequency, low-severity case volume increases in Scandinavia, and the recent BosBoon and Van Dijk acquisitions. There was an increase in revenues in Australia in 2022 due to an increase in weather-related case activity. There was an increase in revenues in Asia in 2022, compared with 2021, due to an increase in high-frequency, low-severity weather-related case activity in the Philippines and Malaysia. There was an increase in revenues in Latin America in 2022 due to an increase in high-frequency, low-severity cases and a change in the mix of services provided.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses incurred in our International Operations segment which are included in total Company revenue increased to $29.0 million in 2022 from $22.9 million in 2021. The increase in reimbursed expenses were due to an increased use of third parties in the current year period, primarily related to handling cases received from the catastrophe in Australia.

Case Volume Analysis

International Operations unit volumes, as measured by cases received, by region for 2022 and 2021 were as follows:

Year Ended December 31,	2022	2021	Variance
UK	**155,994**	142,678	9.3%
Europe	**212,083**	202,956	4.5%
Australia	**67,494**	51,940	29.9%
Asia	**20,622**	14,377	43.4%
Latin America	**79,913**	41,543	92.4%
Total International Operations Cases Received	**536,106**	453,494	18.2%

Overall, there was an increase in cases received of 18.2% for 2022, compared with the 2021 period. 8.1% of the increase was due to an increase of 36,800 high-frequency, low-severity cases received in Latin America for which only minimal revenues are recognized. There was an increase of 17,400 cases in Australia, or 3.8% of the increase in International Operations cases received, due to flooding catastrophe in that country. The increase in cases received in Asia was due to an increase in high-frequency, low-severity weather-related activity in the Philippines and Malaysia. There was an increase in Europe in 2022, compared with 2021, due to an increase in high-frequency, low-severity case volume increases in Scandinavia, and the recent BosBoon and Van Dijk acquisitions, which accounted for 2,000 cases, or 0.4%. The increase in cases received in the U.K. in 2022 was due to an increase in high-frequency, low-severity third party administration cases.

Direct Compensation, Fringe Benefits & Non-Employee Labor

The most significant expense in our International Operations segment is the compensation of employees, including related payroll taxes and fringe benefits, and payments to outsourced service providers that augment the functions performed by our employees. Direct compensation expenses, fringe benefits, and non-employee labor, as a percent of International Operations segment revenues before reimbursements, increased from 69.6% in 2021 to 71.1% in 2022. The total dollar amount of these expenses increased from $249.1 million in 2021 to $254.0 million in 2022. The increase in compensation expense includes $4.1 million of severance expense for cost reduction actions in certain international operations, as well as an increase in employees, including 30 from the recent acquisitions. The increase in the percentage of revenues before reimbursements is because compensation expense increased higher than the revenues in certain international operations, including the severance expense referenced above, and higher compensation expense in our legal services business.

There was an average of 3,669 FTEs in this segment in 2022, an increase from an average of 3,524 FTEs in the 2021 period.

Expenses Other than Reimbursements, Direct Compensation, Fringe Benefits & Non-Employee Labor

Expenses other than reimbursements, direct compensation, fringe benefits, and non-employee labor increased in the International Operations segment from $103.9 million in 2021 to $116.7 million in 2022, and increased as a percent of revenues before reimbursements from 29.0% in 2021 to 32.6% in the 2022 period. The increase in both the expenses and the expenses as a percent of revenues before reimbursements were due to technology investments and an increase in administrative support costs.

BROADSPIRE SEGMENT

Operating Earnings

Our Broadspire segment reported operating earnings of $27.0 million, or 8.6% of revenues before reimbursements in 2022, as compared to $24.8 million, or 8.2% of revenues before reimbursements in 2021. This increase was due to a $12.5 million increase in revenues.

Excluding centralized indirect support costs, gross profit increased from $64.7 million, or 21.5% of revenues before reimbursements in 2021, to $69.9 million, or 22.3% of revenues before reimbursements in 2022, due to the increased revenues.

Operating results for our Broadspire segment, including gross profit, are as shown in the following table:

| | In thousands (except percentages) | | |
| | Based on actual exchange rates | | |
Year Ended December 31,	2022	2021	Variance
Revenues	$ 313,564	$ 301,035	4.2%
Direct expenses	243,640	236,298	3.1%
Gross profit	69,924	64,737	8.0%
Indirect expenses	42,903	39,954	7.4%
Total Broadspire Operating Earnings	$ 27,021	$ 24,783	9.0%
Gross profit margin	22.3%	21.5%	0.8%
Operating margin	8.6%	8.2%	0.4%

Revenues before Reimbursements

Broadspire revenues are derived from the casualty and disability insurance and self-insured markets in the U.S. Revenues before reimbursements by service line were as follows:

| | In thousands (except percentages) | | |
Year Ended December 31,	2022	2021	Variance
Claims Management	$ 160,039	$ 151,342	5.7%
Medical Management	153,525	149,693	2.6%
Total Broadspire Revenues before Reimbursements	$ 313,564	$ 301,035	4.2%

Revenues before reimbursements from our Broadspire totaled $313.6 million in 2022, compared with $301.0 million in 2021. This increase was primarily due to an increase in new client growth across both service lines, and general recovery from pandemic-impacted activity in 2021. Revenues were positively impacted by an increase in unit volumes, measured principally by cases received, of 10.2% for 2022 compared with 2021. Changes in product mix and in the rates charged for those services accounted for a 6.0% revenue decrease for 2022 as compared with 2021, due to an increase in Disability and A&H claims which have a lower average fee per claim.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses incurred in our Broadspire segment which are included in total Company revenue increased to $3.1 million in 2022 from $2.7 million in 2021. The increase in reimbursed expenses in the 2022 period was due to the increased revenues and employee travel related to servicing cases from clients.

Case Volume Analysis

Broadspire unit volumes by service line, as measured by cases received, for 2022 and 2021 were as follows:

Year Ended December 31,	2022	2021	Variance
Claims Management	409,712	357,056	14.7%
Medical Management	131,181	133,597	(1.8)%
Total Broadspire Cases Received	540,893	490,653	10.2%

Overall case volumes were 10.2% higher in 2022 compared with 2021 due to an increase in Disability and A&H cases volumes in our Claims Management service line of 31,350 cases, representing an increase in Broadspire cases received of 6.4%, and an increase in new clients. The decline for Medical Management cases received was due to fewer utilization review and physician consultant cases that were not fully offset with an increase in case management cases that typically result in higher average revenue per case. In addition, the 2021 period was negatively impacted by the pandemic. Broadspire unit volumes are sensitive to overall employment levels and workplace reported injuries.

Direct Compensation, Fringe Benefits & Non-Employee Labor

The most significant expense in our Broadspire segment is the compensation of employees, including related payroll taxes and fringe benefits, and payments to outsourced service providers that augment the functions performed by our employees. Direct compensation expenses, fringe benefits, and non-employee labor, as a percent of Broadspire segment revenues before reimbursements, increased from 62.3% in 2021 to 63.3% in 2022. The total dollar amount of these expenses increased from $187.5 million in 2021 to $198.5 million in 2022. The increase in the amounts was due to the increased revenues and an increase in average full-time equivalent employees. The increase in expense as a percent of revenues before reimbursements was due to an increase in compensation, advance hiring for new business, and additional staffing in support of client requirements.

There was an average of 2,503 FTEs in this segment in 2022, an increase from an average of 2,266 FTEs in the 2021 period.

Expenses Other than Reimbursements, Direct Compensation, Fringe Benefits & Non-Employee Labor

Expenses other than reimbursements, direct compensation, fringe benefits, and non-employee labor decreased in the Broadspire segment from $88.8 million in 2021 to $88.1 million in 2022, and decreased as a percent of revenues before reimbursements from 29.5% in 2021 to 28.1% in the 2022 period. The decrease in the overall expense and as a percent of revenues is due to lower software amortization costs and other administrative expenses, partially offset by an increase in travel costs which were lower in 2021 due to the pandemic.

PLATFORM SOLUTIONS SEGMENT

Operating Earnings

Our Platform Solutions segment recorded operating earnings of $35.7 million in 2022, or 14.7% of revenues before reimbursements, compared with operating earnings of $32.0 million in 2021, or 16.1% of revenues before reimbursements. The increase in operating margin in 2022 was due to a $44.4 million increase in revenues, including $17.0 million from the recent Praxis Consulting acquisition.

Excluding indirect support costs, gross profit increased from $48.0 million, or 24.1% of revenues before reimbursements in 2021, to $56.3 million, or 23.1% of revenues before reimbursements in 2022, as a result of the revenue increase in our Networks service line and the Praxis Consulting acquisition.

Operating results for our Platform Solutions segment, including gross profit, are as shown in the following table:

| | In thousands (except percentages) | | |
| | Based on actual exchange rates | | |
Year Ended December 31,	2022	2021	Variance
Revenues	$ 243,711	$ 199,299	22.3%
Direct expenses	187,420	151,304	23.9%
Gross profit	56,291	47,995	17.3%
Indirect expenses	20,545	15,947	28.8%
Total Platform Solutions Operating Earnings	$ 35,746	$ 32,048	11.5%
Gross profit margin	23.1%	24.1%	(1.0)%
Operating margin	14.7%	16.1%	(1.4)%

Revenues before Reimbursements

Platform Solutions segment revenues are primarily derived from the property and casualty insurance company and consumer markets in the U.S. Revenues before reimbursements by service line were as follows:

			In thousands (except percentages)			
Year Ended December 31,		2022		2021		Variance
Contractor Connection	$	66,236	$	70,249		(5.7)%
Networks		156,159		124,728		25.2%
Subrogation		21,316		4,322		393.2%
Total Platform Solutions Revenues before Reimbursements	$	243,711	$	199,299		22.3%

Revenues before reimbursements from our Platform Solutions segment totaled $243.7 million in 2022, compared with $199.3 million in 2021. This increase was primarily due to an increase in case volumes in our Networks service line due to new client growth and increased utilization with existing clients, and a $17.0 million increase, or 8.5% increase in Platform Solutions revenues, as a result of the recent Praxis acquisition. There was an increase in segment unit volume, measured principally by cases received, of 11.3% for 2022, 6.7% of which was from the Praxis acquisition, compared with the 2021 period. There was an increase in high-frequency, low-severity consumer market cases in our WeGoLook service line of 51,200 cases, or an 11.9% increase in Platform Solutions cases received, in 2022. Revenues in our Platform Solutions segment include revenues from an existing client where we provide staff augmentation for our clients, which resulted in $27.6 million of increased revenues in 2022, or a 13.8% increase in Platform Solutions revenue. The revenues generated from this client consist of us providing dedicated employees which is not measured by cases, and accordingly there is no increase in cases received to match the increase in revenues. Excluding cases from the Praxis acquisition and the WeGoLook cases, changes in product mix and in the rates charged for those services accounted for a 7.3% revenue increase during 2022, compared with the 2021 period.

The increase in revenues for 2022 was due to an increase in our Networks service line, and revenues from the recent acquisition. The decrease in Contractor Connection was due to a reduction in industry claim volumes in the current year.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses incurred in our Platform Solutions segment were $1.2 million and $3.1 million for 2022 and 2021, respectively. The decrease was due to a reduced use of third parties in our Networks service line in the 2022 period.

Case Volume Analysis

Platform Solutions unit volumes by service line, as measured by cases received, for 2022 and 2021 were as follows:

Year Ended December 31,	2022	2021	Variance
Contractor Connection	154,574	172,970	(10.6)%
Networks	289,205	250,598	15.4%
Subrogation	35,819	7,162	400.1%
Total Platform Solutions Cases Received	479,598	430,730	11.3%

Overall case volumes were 11.3% higher in 2022 compared with 2021, due to an increase in our Networks service line and the recent acquisition in our Subrogation service line. Excluding acquisition-related subrogation cases, the increase in cases received was 4.7% during 2022 as compared with 2021. This increase was primarily from high-frequency, low-severity consumer market cases in our WeGoLook service line of 51,200 cases, or 11.9% of the increase in cases from 2021. A portion of the increase in revenues in our Networks service line is the result of revenues generated from an existing client which consists of us providing dedicated employees which is not measured by cases, and accordingly there is no increase in cases received to match the increase in revenues. The decrease in cases in the Contractor Connection service line was due to carrier clients experiencing reduced claims activity.

Direct Compensation, Fringe Benefits & Non-Employee Labor

The most significant expense in our Platform Solutions segment is the compensation of employees, including related payroll taxes and fringe benefits, and payments to outsourced service providers that augment the functions performed by our employees. Platform Solutions direct compensation, fringe benefits, and non-employee labor expense, as a percent of the related revenues before reimbursements, was 67.1% in 2022 and 66.1% in 2021. The amount of these expenses increased from $131.7 million in 2021 to $163.4 million in 2022. The increase in costs was due to the higher revenues in the current year and increased employees to support client growth in our Networks Service line, and 110 employees from the Praxis acquisition. The increase as a percentage of revenues before reimbursements in the current year was due to the change in product mix and higher compensation expense and non-employee labor to support the new client growth.

Average FTEs in this segment totaled 1,336 in 2022, compared to an average of 1,080 FTEs in 2021.

Expenses Other than Reimbursements, Direct Compensation, Fringe Benefits & Non-Employee Labor

Platform Solutions segment expenses other than reimbursements, direct compensation, fringe benefits, and non-employee labor increased as a percent of segment revenues before reimbursements from $35.5 million, or 17.8% of revenues before reimbursements in 2021, to $44.5 million, or 18.3% of revenues before reimbursements in 2022. The increase in overall expenses was due to the increased revenues and the recent acquisition. The increase as a percent of revenues before reimbursements is due to technology investments and an increase in travel and entertainment expenses.

YEAR ENDED DECEMBER 31, 2021 COMPARED WITH YEAR ENDED DECEMBER 31, 2020

NORTH AMERICA LOSS ADJUSTING SEGMENT

Operating Earnings

Operating earnings in our North America Loss Adjusting segment totaled $15.0 million, or 6.2% of revenues before reimbursements, in 2021, compared with 2020 operating earnings of $13.4 million, or 6.2% of revenues before reimbursements. The increase in operating earnings in 2021 was primarily due to a $26.2 million increase in revenues partially offset by the change in compensation expense. There was a $2.6 million expense benefit in 2021 as a result of CEWS, compared with a benefit of $7.0 million in 2020.

Excluding centralized indirect support costs, gross profit decreased from $48.6 million, or 22.3% of revenues before reimbursements in 2020, to $46.7 million, or 19.2% of revenues before reimbursements, in 2021, due primarily to an increase in direct expenses in 2021, including the reduction in CEWS benefit, that was higher than the increase in revenues.

Operating results for our North America Loss Adjusting segment, including gross profit, are as shown in the following table:

| | In thousands (except percentages) | | | | |
| | Based on actual exchange rates | | | Based on exchange rates for December 31, 2020 | |
Year Ended December 31,	2021	2020	Variance	2021	Variance
Revenues	$243,789	$217,579	12.0%	$238,580	9.7%
Direct expenses	197,054	168,979	16.6%	192,619	14.0%
Gross profit	46,735	48,600	(3.8)%	45,961	(5.4)%
Indirect expenses	31,720	35,197	(9.9)%	30,960	(12.0)%
Total North America Loss Adjusting Operating Earnings	$15,015	$13,403	12.0%	$15,001	11.9%
Gross profit margin	19.2%	22.3%	(3.1)%	19.3%	(3.0)%
Operating margin	6.2%	6.2%	—	6.3%	0.1%

Revenues before Reimbursements

North America Loss Adjusting revenues are primarily derived from the property and casualty insurance company markets in the U.S. and Canada. Revenues before reimbursements by major region, based on actual exchange rates and using a constant exchange rate were as follows:

| Year Ended December 31, | In thousands (except percentages) | | | | |
| | Based on actual exchange rates | | | Based on exchange rates for December 31, 2020 | |
	2021	2020	Variance	2021	Variance
U.S.	$ 158,451	$ 128,341	23.5%	$ 158,451	23.5%
Canada	85,338	89,238	(4.4)%	80,129	(10.2)%
Total North America Loss Adjusting Revenues before Reimbursements	$ 243,789	$ 217,579	12.0%	$ 238,580	9.7%

Revenues before reimbursements from our North America Loss Adjusting segment totaled $243.8 million in 2021, compared with $217.6 million in the 2020 period. This increase was due to an increase in weather-related cases in the U.S. resulting from Hurricane Ida and new client growth. Revenues decreased in Canada due to the continued negative economic impact of the COVID-19 pandemic. The change in exchange rates increased our North America Loss Adjusting segment revenues by approximately 2.3%, or $5.2 million, for 2021 as compared with the 2020 period. Absent foreign exchange rate fluctuations, North America Loss Adjusting segment revenues would have been $238.6 million for 2021. There was a $3.4 million increase, or 1.6% increase in North America Loss Adjusting revenues in the period as a result of the recent edjuster, Inc. acquisition. There was a decrease in segment unit volume, measured principally by cases received, of 2.9% (1.3% excluding edjuster cases) for 2021, compared with the 2020 period. Changes in product mix and in the rates charged for those services accounted for a 9.4% revenue increase for the 2021 year compared with 2020, due to a reduction in high-frequency, low-severity cases.

The increase in revenues in the U.S. for 2021 was due to an increase in weather-related cases resulting from Hurricane Ida and new client growth. Based on constant foreign exchange rates, there was a decrease in revenues in Canada in 2021, compared with 2020, primarily due to the continued negative economic impact of the pandemic.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses incurred in our North America Loss Adjusting segment, which are included in total Company revenues, were $8.3 million in 2021 compared with $7.9 million in 2020. The increase in reimbursed expenses was due to the increased revenues.

Case Volume Analysis

North America Loss Adjusting segment unit volumes by geographic region, measured by cases received, for 2021 and 2020 were as follows:

Year Ended December 31,	2021	2020	Variance
U.S.	150,959	146,498	3.0%
Canada	127,214	140,111	(9.2)%
Total North America Loss Adjusting Cases Received	278,173	286,609	(2.9)%

Overall, there was a decrease in cases of (2.9)% in 2021, compared with the 2020 period. The increase in U.S. case volumes in the period was due an increase in weather-related cases resulting from Hurricane Ida and new client growth. The decrease in cases in Canada in 2021 was due to the continued negative economic impact of the pandemic.

Direct Compensation, Fringe Benefits & Non-Employee Labor

The most significant expense in our North America Loss Adjusting segment is the compensation of employees, including related payroll taxes and fringe benefits, and payments to outsourced service providers that augment our staff. North America Loss Adjusting direct compensation, fringe benefits, and non-employee labor expense, as a percent of segment revenues before reimbursements, was 72.4% for 2021 and 69.4% for 2020. The dollar amount of these expenses increased from $150.9 million in 2020 to $176.5 million in 2021. The increase in the cost and the percentage of revenues before reimbursements is due to the increase in revenues and an increase in incentive compensation. In addition, there was a negative variance from a $2.6 million expense benefit in 2021 as a result of CEWS, compared to a benefit of $7.0 million in 2020.

There was an average of 1,795 FTEs in 2021 compared with an average of 1,854 FTEs in 2020, due to a reduction in Canada.

Expenses Other than Reimbursements, Direct Compensation, Fringe Benefits & Non-Employee Labor

North America Loss Adjusting segment expenses other than reimbursements, direct compensation, fringe benefits, and non-employee labor decreased from $53.3 million in 2020 to $52.2 million in 2021, and decreased as a percent of segment revenues from 24.5% in 2020 to 21.4% in 2021. The decrease in costs was due to a reduction in administrative support costs in 2021.

INTERNATIONAL OPERATIONS SEGMENT

Operating Earnings

Our International Operations segment reported operating earnings of $4.9 million, or 1.4% of revenues before reimbursements in 2021, as compared to $30.4 million, or 9.4% of revenues before reimbursements in 2020. This decrease in operating earnings was due to lower profitability in certain international operations, primarily in the UK and our Legal Services service line, and an increase in compensation expense.

Excluding centralized indirect support costs, gross profit decreased from $70.7 million, or 21.9% of revenues before reimbursements in 2020, to $50.3 million, or 14.1% of revenues before reimbursements in 2021. This decrease was primarily due to losses in certain international operations and an increase in compensation expense.

Operating results for our International Operations segment, including gross profit, are as shown in the following table:

	In thousands (except percentages)				
	Based on actual exchange rates			Based on exchange rates for December 31, 2020	
Year Ended December 31,	2021	2020	Variance	2021	Variance
Revenues	$357,909	$322,435	11.0%	$333,226	3.3%
Direct expenses	307,591	251,715	22.2%	286,544	13.8%
Gross profit	50,318	70,720	(28.8)%	46,682	(34.0)%
Indirect expenses	45,400	40,340	12.5%	42,097	4.4%
Total International Operations Operating Earnings	$4,918	$30,380	(83.8)%	$4,585	(84.9)%
Gross profit margin	14.1%	21.9%	(7.8)%	14.0%	(7.9)%
Operating margin	1.4%	9.4%	(8.0)%	1.4%	(8.0)%

Revenues before Reimbursements

International Operations segment revenues are primarily derived from the global property and casualty insurance company markets in the U.K, Europe, Australia, Asia and Latin America. Revenues before reimbursements by major region, based on actual exchange rates and using a constant exchange rate were as follows:

	In thousands (except percentages)				
	Based on actual exchange rates			Based on exchange rates for December 31, 2020	
Year Ended December 31,	**2021**	**2020**	**Variance**	**2021**	**Variance**
UK	$ 134,116	$ 128,397	4.5%	$ 124,700	(2.9)%
Europe	88,985	87,246	2.0%	83,440	(4.4)%
Australia	85,780	73,080	17.4%	77,251	5.7%
Asia	18,870	23,206	(18.7)%	18,552	(20.1)%
Latin America	30,158	10,506	187.1%	29,283	178.7%
Total International Operations Revenues before Reimbursements	$ 357,909	$ 322,435	11.0%	$ 333,226	3.3%

Revenues before reimbursements from our International Operations segment totaled $357.9 million in 2021, compared with $322.4 million in the 2020 period. This increase was primarily due to an increase in weather-related activity in Australia, recent acquisitions in Latin America and Australia, and the change in foreign exchange rates, partially offset by reductions in the U.K., Asia, and our Legal Services service line. The change in exchange rates increased our International Operations segment revenues by approximately 7.7%, or $24.7 million, for 2021 as compared with the 2020 period. Absent foreign exchange rate fluctuations, International Operations segment revenues would have been $333.2 million for 2021. There was a $16.4 million net increase, or 5.1% increase in International Operations revenues in the period as a result of the acquisitions and dispositions. There was an increase in segment unit volume, measured principally by cases received, of 4.6% (1.6% excluding acquired cases) for 2021, compared with the 2020 period. Changes in product mix and in the rates charged for those services accounted for a 3.4% revenue decrease for 2021 compared with the same period in 2020, due to an increase in high-frequency, low severity cases in Latin America.

Based on constant foreign exchange rates, the decrease in revenues in the U.K. for 2021 was primarily due to the Lloyd Warwick International ("LWI") disposition in June 2020, which contributed $11.2 million revenues in 2020, and a change in the mix of services provided. There was a decrease in revenues in Europe in the 2021 period, compared with 2020, due to a decrease in high-frequency, low-severity case volume increases in Scandinavia. There was an increase in revenues in Australia in 2021 period due to an increase in weather-related case activity and the HBA acquisition. There was a decrease in revenues in Asia in 2021, compared with 2020, due to a decrease in high-frequency, low-severity weather-related case activity. There was an increase in revenues in Latin America in 2021 due to the Carvallo acquisition in Chile and an increase in high-frequency, low-severity cases.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses incurred in our International Solutions segment which are included in total Company revenue increased to $22.9 million in 2021 from $22.4 million in 2020. The increase in reimbursed expenses was due to the increase in revenues.

Case Volume Analysis

International Operations unit volumes, as measured by cases received, by region for 2021 and 2020 were as follows:

Year Ended December 31,	**2021**	**2020**	**Variance**
UK	142,678	117,928	21.0%
Europe	202,956	236,361	(14.1)%
Australia	51,940	50,518	2.8%
Asia	14,377	17,017	(15.5)%
Latin America	41,543	11,616	257.6%
Total International Operations Cases Received	453,494	433,440	4.6%

Overall, there was an increase in cases received of 4.6% for 2021, compared with the 2020 period. There was an increase in cases in the UK due to an increase in high-frequency, low-severity cases. There was a decrease in Europe in 2021, compared with 2020, due to a change in the mix of services provided in Scandinavia. There was an increase in cases received in Australia due to an increase in weather related activity. The decrease in cases received in Asia was due to a decrease in high-frequency, low-severity weather-related activity. The increase in cases in Latin America was due to the Carvallo acquisition, which accounted for 26,800 cases, or a 6.2% increase in International Operations cases received, and an increase in high-frequency, low-severity cases in Brazil.

Direct Compensation, Fringe Benefits & Non-Employee Labor

The most significant expense in our International Operations segment is the compensation of employees, including related payroll taxes and fringe benefits, and payments to outsourced service providers that augment the functions performed by our employees. Direct compensation expenses, fringe benefits, and non-employee labor, as a percent of International Operations segment revenues before reimbursements, increased from 63.2% in 2020 to 69.6% in 2021. The total dollar amount of these expenses increased from $203.7 million in 2020 to $249.1 million in 2021. The increase in amount was primarily due to the increase in revenues and an increase in employees, including 580 from the recent acquisitions. The increase in the percentage of revenues before reimbursements is because compensation expense increased higher than the revenues in certain international operations, and higher compensation expense in our legal services business.

There was an average of 3,524 FTEs in this segment in 2021, an increase from an average of 2,915 FTEs in the 2020 period.

Expenses Other than Reimbursements, Direct Compensation, Fringe Benefits & Non-Employee Labor

Expenses other than reimbursements, direct compensation, fringe benefits, and non-employee labor increased in the International Operations segment from $88.4 million in 2020 to $103.9 million in 2021, and increased as a percent of revenues before reimbursements from 27.4% in 2020 to 29.0% in the 2021 period. The increase in the cost is related to the increase in revenues, primarily from the recent acquisitions, and the increase in expenses as a percent of revenues before reimbursements were due to technology investments and an increase in administrative support costs.

BROADSPIRE SEGMENT

Operating Earnings

Our Broadspire segment reported operating earnings of $24.8 million, or 8.2% of revenues before reimbursements in 2021, as compared to $19.0 million, or 6.5% of revenues before reimbursements in 2020. This increase was due to a $7.6 million increase in revenues.

Excluding centralized indirect support costs, gross profit increased from $58.9 million, or 20.1% of revenues before reimbursements in 2020, to $64.7 million, or 21.5% of revenues before reimbursements in 2021, due to the increased revenues and general recovery from the negative economic impacts of the pandemic.

Operating results for our Broadspire segment, including gross profit, are as shown in the following table:

| | In thousands (except percentages) | | |
| | Based on actual exchange rates | | |
Year Ended December 31,	2021	2020	Variance
Revenues	$ 301,035	$ 293,448	2.6%
Direct expenses	236,298	234,528	0.8%
Gross profit	64,737	58,920	9.9%
Indirect expenses	39,954	39,955	(0.0)%
Total Broadspire Operating Earnings	$ 24,783	$ 18,965	30.7%
Gross profit margin	21.5%	20.1%	1.4%
Operating margin	8.2%	6.5%	1.7%

Revenues before Reimbursements

Broadspire revenues are derived from the casualty and disability insurance and self-insured markets in the U.S. Revenues before reimbursements by major region were as follows:

| | In thousands (except percentages) | | |
Year Ended December 31,	2021	2020	Variance
Claims Management	$ 151,342	$ 143,943	5.1%
Medical Management	149,693	149,505	0.1%
Total Broadspire Revenues before Reimbursements	$ 301,035	$ 293,448	2.6%

Revenues before reimbursements from our Broadspire totaled $301.0 million in 2021, compared with $293.4 million in 2020. This increase was primarily due to an increase in new client growth across both service lines, and general recovery from pandemic-impacted activity in 2020. Revenues were positively impacted by an increase in unit volumes, measured principally by cases received, of 3.0% for 2021 compared with 2020. Changes in product mix and in the rates charged for those services accounted for a 0.4% revenue decrease for 2021 as compared with 2020, due to an increase in Disability and A&H claims which have a lower average fee per claim.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses incurred in our Broadspire segment which are included in total Company revenue increased to $2.7 million in 2021 from $2.2 million in 2020. The increase in reimbursed expenses in the 2021 period was due to the increased revenues.

Case Volume Analysis

Broadspire unit volumes by service line, as measured by cases received, for 2021 and 2020 were as follows:

Year Ended December 31,	2021	2020	Variance
Claims Management	357,056	344,503	3.6%
Medical Management	133,597	131,735	1.4%
Total Broadspire Cases Received	490,653	476,238	3.0%

Overall case volumes were 3.0% higher in 2021 compared with 2020 due to the general economic recovery and business growth in Disability cases volumes. There was an increase in Claims Management, and an increase for Medical Management cases due to increased utilization review and physician consultant cases. In addition, the 2020 period was negatively impacted by the pandemic.

Direct Compensation, Fringe Benefits & Non-Employee Labor

The most significant expense in our Broadspire segment is the compensation of employees, including related payroll taxes and fringe benefits, and payments to outsourced service providers that augment the functions performed by our employees. Direct compensation expenses, fringe benefits, and non-employee labor, as a percent of Broadspire segment revenues before reimbursements, decreased from 63.0% in 2020 to 62.3% in 2021. The total dollar amount of these expenses increased from $184.7 million in 2020 to $187.5 million in 2021. The increase in the amounts was due to the increased revenues and an increase in average full-time equivalent employees. The decrease in expense as a percent of revenues before reimbursements was due to improved utilization.

There was an average of 2,266 FTEs in this segment in 2021, an increase from an average of 2,202 FTEs in the 2020 period.

Expenses Other than Reimbursements, Direct Compensation, Fringe Benefits & Non-Employee Labor

Expenses other than reimbursements, direct compensation, fringe benefits, and non-employee labor decreased slightly in the Broadspire segment from $89.8 million in 2020 to $88.8 million in 2021, and also decreased as a percent of revenues before reimbursements from 30.6% in 2020 to 29.5% in the 2021 period. The decrease in the overall expense and the percent of revenues was primarily due to the increase in revenues.

PLATFORM SOLUTIONS SEGMENT

Operating Earnings

Our Platform Solutions segment recorded operating earnings of $32.0 million in 2021, or 16.1% of revenues before reimbursements, compared with operating earnings of $26.3 million in 2020, or 17.7% of revenues before reimbursements. The increase in operating margin in 2021 was due to a $50.3 million increase in revenues, primarily in our Networks service line.

Excluding indirect support costs, gross profit increased from $37.9 million, or 25.4% of revenues before reimbursements in 2020, to $48.0 million, or 24.1% of revenues before reimbursements in 2021, as a result of the increase in Networks revenue.

Operating results for our Platform Solutions segment, including gross profit, are as shown in the following table:

| | In thousands (except percentages) | | |
| | Based on actual exchange rates | | |
Year Ended December 31,	2021	2020	Variance
Revenues	$199,299	$149,030	33.7%
Direct expenses	151,304	111,180	36.1%
Gross profit	47,995	37,850	26.8%
Indirect expenses	15,947	11,518	38.5%
Total Platform Solutions Operating Earnings	$32,048	$26,332	21.7%
Gross profit margin	24.1%	25.4%	(1.3)%
Operating margin	16.1%	17.7%	(1.6)%

Revenues before Reimbursements

Platform Solutions segment revenues are primarily derived from the property and casualty insurance company markets in the U.S. Revenues before reimbursements by service line were as follows:

| | In thousands (except percentages) | | | | |
Year Ended December 31,		2021		2020	Variance
Contractor Connection	$	70,249	$	71,005	(1.1)%
Networks		124,728		78,025	59.9%
Subrogation		4,322		—	nm
Total Platform Solutions Revenues before Reimbursements	$	199,299	$	149,030	33.7%

Revenues before reimbursements from our Platform Solutions segment totaled $199.3 million in 2021, compared with $149.0 million in 2020. This increase was primarily due to an increase in case volumes in our Networks service line due to new client growth and increased utilization with existing clients, and a $4.3 million increase, or 2.9% increase in Platform Solutions revenues, as a result of the recent Praxis Consulting acquisition. There was an increase in segment unit volume, measured principally by cases received, of 17.9%, 2.0% of which was from the Praxis acquisition for 2021, compared with the 2020 period. There was an increase in high-frequency, low-severity cases in our WeGoLook service line of 42,900 cases, or 11.7%, in 2021. Revenues in our Platform Solutions segment include revenues from a new client where we provide staff augmentation for our clients, which resulted in $22.7 million of increased revenues in 2021, or 15.2% of the increase in Platform Solutions revenue. The revenues from these clients do not typically result in cases received. Excluding cases from the Praxis acquisition and the WeGoLook cases, changes in product mix and in the rates charged for those services accounted for an 11.4% revenue increase during 2021, compared with the same period in 2020, primarily due to a decrease in Contractor Connection cases which have a lower average fee per claim.

The increase in revenues for 2021 was due to an increase in our Networks service line, and revenues from the recent acquisition. The slight decrease in Contractor Connection was due to a reduction in carrier claim volumes in the current year.

Reimbursed Expenses Included in Total Revenues

Reimbursements for out-of-pocket expenses incurred in our Platform Solutions segment were $3.1 million. and $1.2 million for 2021 and 2020, respectively. The increase was due to the increased revenues and increased use of third parties in the 2021 period.

Case Volume Analysis

Platform Solutions unit volumes by service line, as measured by cases received, for 2021 and 2020 were as follows:

Year Ended December 31,	2021	2020	Variance
Contractor Connection	172,970	183,981	(6.0)%
Networks	250,598	181,487	38.1%
Subrogation	7,162	—	nm
Total Platform Solutions Cases Received	430,730	365,468	17.9%

Overall case volumes were 17.9% higher in 2021 compared with 2020, due to an increase in our Networks service line and the recent acquisition in our Subrogation service line. Excluding acquisition-related subrogation cases, the increase in cases received was 15.9% during 2021 as compared with 2020. This increase was primarily from high-frequency, low-severity cases in our WeGoLook service line of 42,900 cases, or 11.7% of the increase in cases from 2020. A portion of the increase in revenues in our Networks service line is the result of new client growth, however the revenues generated from these clients consist of us providing dedicated employees which is not measured by cases, and accordingly there is no increase in cases received to match the increase in revenues. The decrease in cases in the Contractor Connection service line was due to carrier clients experiencing reduced claims activity.

Direct Compensation, Fringe Benefits & Non-Employee Labor

The most significant expense in our Platform Solutions segment is the compensation of employees, including related payroll taxes and fringe benefits, and payments to outsourced service providers that augment the functions performed by our employees. Platform Solutions direct compensation, fringe benefits, and non-employee labor expense, as a percent of the related revenues before reimbursements, was 66.1% in 2021 and 62.1% in 2020. The amount of these expenses increased from $92.5 million in 2020 to $131.7 million in 2021. The increase in costs was due to the higher revenues in the current year and increased employees to support client growth in our Networks Service line, and the Praxis acquisition. The increase as a percentage of revenues before reimbursements in the current year was due to the change in product mix and higher compensation expense to support the new client growth.

Average FTEs in this segment totaled 1,080 in 2021, compared to an average of 794 FTEs in 2020.

Expenses Other than Reimbursements, Direct Compensation, Fringe Benefits & Non-Employee Labor

Platform Solutions segment expenses other than reimbursements, direct compensation, fringe benefits, and non-employee labor increased from $30.2 million in 2020 to $35.5 million in 2021, due to the increased revenues and the recent acquisition. These expenses decreased as a percent of segment revenues before reimbursements, from 20.3% of revenues before reimbursements in 2020, to 17.8% in 2021. The increase in the expense in the 2021 period is due to technology investments and an increase in travel and entertainment expenses.

EXPENSES AND CREDITS EXCLUDED FROM SEGMENT OPERATING EARNINGS

Income Taxes

Our consolidated effective income tax rate for financial reporting purposes may change periodically due to changes in enacted tax rates, changes in tax law, fluctuations in the mix of income earned from our various domestic and international operations, which are subject to income taxes at different rates, our ability to utilize loss and tax credit carryforwards, and amounts related to uncertain income tax positions. Income tax provisions totaled $23.6 million, $13.3 million, and $12.0 million for 2022, 2021, and 2020, respectively. Our effective tax rate for financial reporting purposes was 467.2%, 30.4%, and 30.7% for 2022, 2021, and 2020, respectively. The Company's effective income tax rate in 2022 was impacted by the goodwill impairment and change in valuation allowances for certain foreign jurisdictions, primarily the U.K. The Company's effective income tax rate in 2021 was impacted by enacted foreign tax rate changes, change in valuation allowances for certain jurisdictions, and deferred taxes attributable to certain undistributed foreign earnings that are no longer permanently reinvested. The Company's effective income tax rate in 2020 was impacted by a goodwill impairment, disposals and liquidations of businesses, and deferred taxes attributable to certain undistributed foreign earnings that are no longer permanently reinvested. Based on our 2023 operating plans, we anticipate our effective tax rate for financial reporting purposes in 2023 to be in the 33% to 35% range before considering any discrete items and assuming no material changes to tax law and policy in the material jurisdictions in which we operate.

We recorded a non-cash goodwill impairment of $36.8 million, or $33.3 million after tax, during 2022. We also recorded income tax reserves of $11.8 million on certain international tax assets during 2022, primarily related to previously benefitted tax losses in certain international jurisdictions. These tax assets currently do not expire and are available for future use depending on the profitability of those jurisdictions.

Net Corporate Interest Expense

Net corporate interest expense consists of interest expense that we incur on our short- and long-term borrowings, partially offset by interest income we earn on available cash balances and short-term investments. These amounts vary based on interest rates, borrowings outstanding, and the amounts of invested cash. Corporate interest expense totaled $11.0 million, $7.0 million, and $8.2 million for 2022, 2021, and 2020, respectively. Corporate interest income totaled $0.7 million, $0.4 million, and $0.3 million in 2022, 2021, and 2020, respectively. We pay interest on borrowings under our Credit Facility based on variable rates. Our level of interest expense is dependent on the future direction of interest rates as well as the level of outstanding borrowings relative to prior periods. The weighted average interest rates under our Credit Facility were 3.3%, 2.2%, and 2.8% for the years ending December 31, 2022, 2021, and 2020, respectively.

Stock Option Expense

Stock option expense, a component of stock-based compensation, is comprised of non-cash expenses related to stock options granted under our various stock option and employee stock purchase plans. Stock option expense is not allocated to our operating segments. Stock option expense of $0.5 million, $1.1 million and $1.1 million was recognized during 2022, 2021, and 2020, respectively. Other stock-based compensation expense related to our Executive Stock Bonus Plan and our Omnibus Stock and Incentive Plan (pursuant to which we have authority to grant performance shares and restricted shares) is charged to our operating segments and included in the determination of segment operating earnings or loss.

Amortization of Customer-Relationship Intangible Assets

Amortization of customer-relationship intangible assets represents the non-cash amortization expense for finite-lived customer-relationship and trade name intangible assets. Amortization expense associated with these intangible assets totaled $7.8 million, $11.0 million, and $11.7 million in 2022, 2021, and 2020, respectively. The decrease in 2022 is due to the amortization period of a significant intangible asset ended in the fourth quarter of 2021. This amortization is included in "Selling, general and administrative expenses" in our Consolidated Statements of Operations.

Unallocated Corporate and Shared Costs, Net

Certain unallocated costs and credits are excluded from the determination of segment operating earnings. These unallocated corporate and shared costs and credits represent costs of our frozen U.S. defined benefit pension plan, expenses for our chief executive officer and our Board of Directors, certain adjustments to our self-insured liabilities, certain unallocated professional fees, and certain adjustments and recoveries to our allowances for estimated credit losses. From time to time, we evaluate which corporate costs and credits are appropriately allocated to one or more of our operating segments. If changes are made to our allocation methodology, prior period allocations are revised to conform to our then-current allocation methodology.

Unallocated corporate and shared costs and credits were $5.5 million, $14.3 million, and $17.3 million in 2022, 2021, and 2020, respectively. The decrease for 2022 was due to a $1.8 million gain on sale of our Canadian head office building in Kitchener Ontario, a $1.8 million reduction in self-insurance expense, a $4.2 million reduction in incentive compensation, and a $4.2 million decrease in professional fees and other unallocated costs, partially offset by the absence of a $3.2 million CEWS benefit which was present in 2021.

The decrease in costs in 2021 compared with 2020 was due to a $2.3 million decrease in self-insurance and related legal costs, $5.0 million in severance and other transition cost in 2020 that were not present in 2021, and a $2.7 million decrease in pension expense, partially offset by a $3.6 million lower credit from CEWS and a $3.4 million increase in other unallocated costs.

Contingent Earnout Liability Adjustments

Contingent earnout expense represents the fair value adjustment of earnout liabilities arising from recent acquisitions. These expenses totaled $2.9 million in 2022. There were no material contingent earnout adjustments in 2021 or 2020. The fair value adjustment is based on changes to projections of acquired entities over the respective earnout periods, which span multiple years.

Goodwill Impairment

We recognized a pretax non-cash goodwill impairment in 2022 totaling $36.8 million, which was partially offset by a $3.5 million reduction in income tax expense. This impairment consisted of $3.4 million related to our North America Loss Adjusting reportable segment, $22.7 million related to our International Operations reportable segment, and $10.7 million related to our Platform Solutions reportable segment. We also recognized a non-cash goodwill impairment in 2020 totaling $17.7 million related to our North America Loss Adjusting reporting unit, which was partially offset by a $1.8 million reduction in income tax expense and $1.7 million credit in noncontrolling interest expense. There was no goodwill impairment in 2021. See the "Critical Accounting Policies" in Item 7 and Note 4, "Goodwill and Intangible Assets" of our accompanying consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further discussion about goodwill impairments.

Restructuring and Other Costs, Net

We recognized pretax restructuring and other costs totaling $8.1 million in 2020, related primarily to severance and other termination costs in an effort to consolidate and streamline various functions of our workforce. The restructuring and other costs are comprised of $9.4 million in severance expense and related payroll taxes, $2.5 million in asset impairment and lease termination costs, partially offset by a $1.1 million gain from fair value remeasurement of cost and equity method investments, a $1.2 million liquidation dividend from a cost method investment, and a $1.4 million gain from the sale of IP addresses. Although smaller severance activities occur each year, there were no restructuring costs in 2022 or 2021.

Gain on Disposition of Businesses, Net

During 2020, we recognized a pretax gain on disposal totaling $13.8 million related to the disposal of the LWI business in our former Crawford Claims Solution reporting unit, net of a loss on the disposal of Crawford Compliance. The gain on disposal is presented in the Consolidated Statements of Operations as a separate item "Gain on disposition of businesses, net". There was no gain on disposal of businesses in 2022 or 2021. See Note 3, "Business Acquisitions and Dispositions" of our accompanying consolidated financial statements for further discussion about these transactions.


Liquidity, Capital Resources, and Financial Condition


We fund our working capital requirements, capital expenditures, share repurchases, and acquisitions from net cash provided by operating activities and borrowings under bank credit facilities.

On November 5, 2021, the Company and certain of its subsidiaries (Crawford & Company Risk Services Investments Limited (the "UK Borrower"), Crawford & Company (Canada) Inc. (the "Canadian Borrower") and Crawford & Company (Australia) Pty. Ltd, (the "Australian Borrower"), collectively known with the Company, as the "Borrowers") entered into a Credit Facility (the " Credit Facility"), which replaced our prior credit agreement, dated as of December 8, 2011, as subsequently amended.

The Credit Facility consists of a $450.0 million revolving credit facility, with a letter of credit sub-commitment of $125.0 million. The Credit Facility contains sublimits of $250.0 million for borrowings by the UK Borrower, $125.0 million for borrowings by the Canadian Borrower, and $75.0 million for borrowings by the Australian Borrower. The Credit Facility matures, and all amounts outstanding thereunder, will be due and payable on November 5, 2026.

Borrowings under the Credit Facility may be made in U.S. dollars, Euros, the currencies of Canada, Japan, Australia or United Kingdom and, subject to the terms of the Credit Facility, other currencies. Borrowings under the Credit Facility bear interest, at the option of the applicable Borrower, based on the Base Rate (as defined below) or a Eurocurrency Rate or an alternative reference rate, in each case plus an applicable interest margin based on the Company's leverage ratio (as defined below), provided that borrowings in foreign currencies may be at an alternative reference rate. The Credit Facility defines Benchmark Replacement to encompass accepted alternative reference rates when the London Interbank Offered Rate ("LIBOR") is no longer quoted. The Credit Facility defines alternative reference rates for non-U.S. Dollar currencies as Alternative Currency Term Rates or Alternative Currency Daily Rates. The interest margin for Eurocurrency Rate or alternative reference rate loans ranges from 1.00% to 1.625% and for Base Rate loans ranges from 0.00% to 0.625%. Base Rate is defined as the highest of (a) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 0.50%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate" and (c) the Eurocurrency rate plus 1.00%, subject to interest rate floors, with a minimum rate of zero. The weighted average interest rates under our Credit Facility were 3.3%, 2.2%, and 2.8% for the years ending December 31, 2022, 2021, and 2020, respectively.

At December 31, 2022, a total of $238.9 million of short-term and long-term debt was outstanding, and there was an undrawn amount of $8.8 million under the letter of credit sub-commitments of the Credit Facility. These letter of credit commitments were for the Company's own obligations. Including the amounts committed under the letter of credit sub-commitments, the available balance under the Credit Facility totaled $205.2 million at December 31, 2022.

The obligations of the Borrowers under the Credit Facility are guaranteed by each existing material domestic subsidiary of the Company, certain other domestic subsidiaries of the Company and certain existing material foreign subsidiaries of the Company that are disregarded entities for U.S. income tax purposes (each such foreign subsidiary, a "Disregarded Foreign Subsidiary"), and such obligations are required to be guaranteed by each subsequently acquired or formed material domestic subsidiary and Disregarded Foreign Subsidiary (each, a "Guarantor"), and the obligations of the Borrowers other than the Company ("Foreign Borrowers") for which the Company is not the primary obligor are also guaranteed by the Company. In addition, (i) the Borrowers' obligations under the Credit Facility are secured by a first priority lien (subject to liens permitted by the Credit Facility) on substantially all of the personal property of the Company and the Guarantors as set forth in the Security and Pledge Agreement and (ii) the obligations of the Foreign Borrowers are secured by a first priority lien on 100% of the capital stock of the Foreign Borrowers.

The representations, covenants and events of default in the Credit Facility are customary for financing transactions of this nature, including required compliance with a minimum fixed charge coverage ratio and a maximum interest coverage ratio (each as defined below).

We have two principal financial covenants in our Credit Facility. The consolidated leverage ratio, defined as the ratio of (i) consolidated total funded debt minus unrestricted cash to (ii) consolidated EBITDA, must not be greater 4.50 to 1.00 at the end of each fiscal quarter. Also, the consolidated interest coverage ratio, defined as the ratio of (a) consolidated EBITDA to (b) consolidated interest expense, must not be less than 2.50 to 1.00 for the four-quarter period ending at the end of each fiscal quarter.

At December 31, 2022, the Company was in compliance with the financial covenants under the Credit Facility. Our leverage ratio was 2.16 and 1.66 as of December 31, 2022 and December 31, 2021, respectively, and our interest coverage ratio was 9.70 and 15.02 as of December 31, 2022 and December 31, 2021, respectively. If the Company does not meet the covenant requirements in the future, it would be in default under the Credit Facility. Upon the occurrence of an event of default, the lenders may terminate the loan commitments, accelerate all loans and exercise any of their rights under the Credit Facility and ancillary documents.

We are not aware of any additional restrictions placed on us, or being considered to be placed on us, related to our ability to access capital, such as borrowings under the Credit Facility. We do not rely on repurchase agreements or the commercial paper market to meet our short-term or long-term funding needs. For additional information on the key covenants contained in our Credit Facility, see "Other Matters Concerning Liquidity and Capital Resources" below.

We continue the ongoing monitoring of our customers' ability to pay us for the services that we provide to them. Based on historical results, we currently believe there is a low likelihood that write-offs of our existing accounts receivable will have a material impact on our financial results. However, if one or more of our key customers files bankruptcy or otherwise becomes unable to make required payments to us, or if overall economic conditions deteriorate, we may need to make material provisions in the future to increase our allowance for accounts receivable.

The operations of our North America Loss Adjusting and International Operations reporting segments expose us to foreign currency exchange rate changes that can impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies, as well as the risk of changes in tax rates or tariffs on earnings or services provided outside the U.S. Changes in the relative values of non-U.S. currencies to the U.S. dollar affect our financial results. Decreases in the value of the U.S. dollar compared with the other functional currencies in certain of the locations in which we do business positively impacted our revenues and operating earnings in 2021, but a stronger U.S. dollar negatively impacted revenues and operating earnings in 2022 and 2020. We cannot predict the impact that foreign currency exchange rates may have on our future revenues or operating earnings.

At December 31, 2022, our working capital balance (current assets less current liabilities) was approximately $71.8 million, compared with $42.1 million at December 31, 2021. The increase in working capital was primarily due to settlement of a prior year deferred payment related to our Praxis acquisition, decreases in accrued compensation, and increases in accounts receivable and unbilled revenues, offset by a decrease in cash and cash equivalents and an increase in short term borrowings. Cash and cash equivalents at the end of 2022 totaled $46.0 million, compared with $53.2 million at the end of 2021.

Cash and cash equivalents, excluding restricted cash, as of December 31, 2022 consisted of $18.6 million held in the U.S. and $27.4 million held in our foreign subsidiaries. All of the cash and cash equivalents held by our foreign subsidiaries is available for general corporate purposes. The Company generally does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be indefinitely reinvested. The Company maintained its permanent reinvestment assertion on a portion of prior year undistributed earnings for certain foreign operations and accrued deferred taxes attributable to these earnings. The majority of the remaining historical earnings and future foreign earnings are expected to remain permanently reinvested and will be used to provide working capital for these operations, fund defined benefit pension plan obligations, repay non-U.S. debt, and fund capital improvements and future acquisitions.

However, if at a future date or time funds that remain permanently reinvested are necessary for our operations in the U.S. or we otherwise believe it is in our best interests to repatriate all or a portion of such funds, we may be required to accrue and pay taxes to repatriate these funds. No assurances can be provided as to the amount or timing thereof, the tax consequences related thereto, or the ultimate impact any such action may have on our results of operations or financial condition. We have estimated that we have book over tax basis differences of approximately $70.9 million. Due to withholding tax, basis computations, and other related tax considerations, it is not practicable to estimate any taxes to be provided on outside basis differences at this time.

Cash Provided by Operating Activities

Cash provided by operating activities totaled $27.6 million in 2022 compared to $54.3 million in 2021. The $26.7 million decrease in cash provided by operating activities was primarily due to a $19.4 million increase in the change in billed and unbilled accounts receivables, $14.0 million related to incentive compensation, and a $7.9 million decrease in CEWS payments, partially offset by a $9.1 million reduction in defined benefit pension contributions and $5.5 million related to timing of other payments. Interest payments were $9.5 million in 2022, and tax payments, net of refunds, were $20.9 million in 2022.

Cash provided by operating activities totaled $54.3 million in 2021 compared to $93.2 million in 2020. The $38.9 million decrease in cash provided by operating activities was primarily due to an increase in the change in billed and unbilled accounts receivable of $16.8 million, $12.7 million higher income tax payments, $19.5 million in payroll tax payments previously deferred under the CARES Act, and higher CEWS benefits in the prior year, partially offset by a $8.6 million decrease related to incentive compensation and $5.4 million decrease related to timing of other payments. In 2020, we deferred payroll tax filings of $13.0 million as allowed by the CARES Act, and in 2021 we paid $6.5 million of that deferred total. We received a cash inflow of $7.9 million related to the CEWS in 2021, compared to $11.8 million in 2020. Interest payments were $5.6 million in 2021, and tax payments, net of refunds, were $24.9 million in 2021.

Cash Used in Investing Activities

Cash used in investing activities, primarily for acquisitions, capital expenditures and capitalized software, decreased by $12.9 million in 2022, from $70.8 million in 2021 to $57.9 million in 2022. Acquisition costs in 2022 include $20.9 million for deferred payments from the 2021 Praxis acquisition and $4.3 million for Van Dijk. These transactions are discussed in Note 3, "Business Acquisitions and Dispositions" included in Item 8 of this Annual Report on Form 10-K. The 2022 decrease in cash used also included $3.0 million in proceeds related to the sale of our Canadian head office building in Kitchener, Ontario. In 2022, cash used to acquire property and equipment and capitalized software, including capitalization of costs for internally developed software, was $34.6 million. We forecast that our property and equipment additions in 2023, including capitalized software, will approximate $35 million.

Cash used in investing activities, primarily for acquisitions, capital expenditures and capitalized software, increased by $43.8 million in 2021, from $27.0 million in 2020 to $70.8 million in 2021. In 2021, we acquired HBA Group for $3.8 million, edjuster for $19.0 million, initial payment for Praxis acquisition for $21.5 million and BosBoon for $2.1 million, each amount net of cash acquired. In 2020, we made an acquisition in Chile for $10.0 million and also sold LWI for $20.3 million in proceeds. The increases in cash used for 2021 was partially offset by the settlement of certain company-owned life insurance policies of $6.5 million and a $6.4 million decrease in capital expenditures. Cash used to acquire property and equipment and capitalized software, including capitalization of costs for internally developed software, was $31.0 million in 2021.

Cash Provided by Financing Activities

Cash provided by financing activities was $25.9 million in 2022, compared with $24.7 million in 2021. In 2022, we borrowed $106.5 million for capital expenditures, share repurchases, dividends, and acquisitions and we repaid a total of $39.0 million. We used cash to pay dividends totaling $11.8 million in 2022, we repurchased shares for $26.7 million, we had $2.3 million lower capitalized costs related to our Credit Facility compared with 2021, and we received shares of CRD-A stock that were surrendered by employees to settle $0.7 million of withholding taxes owed on the issuance of restricted and performance shares. Payments of contingent consideration on acquisitions totaled $2.1 million in 2022, compared with $1.5 million in 2021.

Cash provided by financing activities was $24.7 million in 2021, compared with cash used of $74.4 million in 2020. In 2021, we borrowed $113.3 million for capital expenditures, share repurchases, dividends, and acquisitions and we repaid a total of $52.3 million. The increase in net borrowings in 2021 was primarily due to our increased acquisition activity and repurchases of common stock. We used cash to pay dividends totaling $12.7 million in 2021, we repurchased shares for $19.1 million, we incurred $2.3 million in capitalized costs related to our Credit Facility, and we received shares of CRD-A stock that were surrendered by employees to settle $1.4 million of withholding taxes owed on the issuance of restricted and performance shares.

Other Matters Concerning Liquidity and Capital Resources

Our short-term debt obligations typically peak during the first quarter of each year due to the payment of incentive compensation awards, contributions to retirement plans, and certain other recurring payments, and generally decline during the balance of the year. Our maximum month-end short-term debt obligations were $43.7 million and $16.5 million in 2022 and 2021, respectively. Our average month-end short-term debt obligations were $34.2 million and $7.8 million in 2022 and 2021, respectively. The outstanding balance of our short-term borrowings, excluding outstanding but undrawn letters of credit under our Credit Facility, was $27.0 million and $10.7 million at December 31, 2022 and 2021, respectively. The balance in short-term borrowings at December 31, 2022 primarily represents amounts under our revolving Credit Facility that we expect, but are not required, to repay in the next twelve months. We have historically used the proceeds from our long-term borrowings to finance, among other things, business acquisitions.

Our liquidity is defined as cash on hand and borrowing capacity based on our trailing twelve month EBITDA, as defined under our Credit Facility. Excluding restricted cash, at December 31, 2022, we had $46.0 million of cash on hand and, based on trailing twelve month EBITDA, additional borrowing capacity of $205.2 million resulting in total liquidity of $251.2 million at December 31, 2022.

Based on our financial plans, we expect to be able to remain in compliance with all required covenants throughout 2023. Our compliance with the consolidated total leverage ratio and consolidated interest coverage ratio is particularly sensitive to changes in our EBITDA, and if our financial plans for 2023 or other future periods do not meet our current projections, we could fail to remain in compliance with these financial covenants in our Credit Facility.

Our compliance with the consolidated total leverage ratio covenant is also sensitive to changes in our level of consolidated total funded debt, as defined in our Credit Facility. In addition to short- and long-term borrowings, capital leases, and bank overdrafts, among other things, consolidated total funded debt includes letters of credit, the need for which can fluctuate based on our business requirements. An increase in borrowings under our Credit Facility could negatively impact our leverage ratio, unless those increased borrowings are offset by a corresponding increase in our EBITDA. In addition, a reduction in EBITDA in the future could limit our ability to utilize available credit under the Credit Facility, which could negatively impact our ability to fund our current operations or make needed capital investments.

Our compliance with the consolidated interest ratio covenant, which measures our ability to pay interest expense is also sensitive to the level of debt outstanding and interest rates. A decrease in EBITDA could negatively impact our interest coverage ratio, as could increases in our interest expense. If we do not manage those items carefully, we could be in default under the Credit Facility, which would negatively impact our ability to fund our current operations or make needed capital investments.

We believe our current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain our current operations for the next 12 months.

Material Cash Commitments

As of December 31, 2022, the impact that our material cash commitments, including estimated interest payments, are expected to have on our liquidity and cash flow in future periods is as follows:

(Note references in the following table refer to the note in the accompanying consolidated financial statements in Item 8 of this Annual Report on Form 10-K).

	Payments Due by Period				
	One Year or Less	1 to 3 Years	3 to 5 Years	After 5 Years	Total
	(In thousands)				
Operating lease commitments (Note 6)	$ 28,023	$ 43,659	$ 27,208	$ 26,515	$ 125,405
Long-term debt, including current portions (Note 5) (1)	26,966	—	211,638	—	238,604
Finance lease and other obligations (Note 5) (1)	82	172	—	—	254
Total, before interest payments	55,071	43,831	238,846	26,515	364,263
Estimated interest payments under Credit Facility	17,057	30,893	—	—	47,950
Total material cash commitments	$ 72,128	$ 74,724	$ 238,846	$ 26,515	$ 412,213

(1) Assumes principal amounts are repaid at maturity and not refinanced.

Borrowings under our Credit Facility bear interest at a variable rate, based on a Eurocurrency Rate, an alternative reference rate or a Base Rate, in either case plus an applicable margin. The Credit Facility defines Benchmark Replacement to encompass accepted alternative reference rates when the LIBOR rate is no longer quoted. Long-term debt refers to the required principal repayment at maturity of the Credit Facility, and may differ significantly from estimates, due to, among other things, actual amounts outstanding at maturity or any refinancings prior to such date. Interest amounts are based on projected borrowings under our Credit Facility and interest rates in effect on December 31, 2022, and the actual interest payments may differ significantly from estimates due to, among other things, changes in outstanding borrowings and prevailing interest rates in the future.

At December 31, 2022, we had approximately $3.7 million of unrecognized income tax benefits related to uncertain tax positions. We cannot reasonably estimate when all of these unrecognized income tax benefits may be settled. We expect $0.3 million of reductions to unrecognized income tax benefits within the next 12 months.

Gross deferred income tax liabilities as of December 31, 2022 were approximately $52.8 million. This amount is not included in the contractual obligations table because we believe this presentation would not be meaningful. Deferred income tax liabilities are calculated based on temporary differences between the tax basis of assets and liabilities and their respective book basis, which will result in taxable amounts in future years when the liabilities are settled at their reported financial statement amounts. The results of these calculations do not have a direct connection with the amount of cash taxes to be paid in any future periods. As a result, we believe scheduling deferred income tax liabilities as payments due by period could be misleading, because this scheduling would not relate to liquidity needs.

Defined Benefit Pension Funding and Cost

We sponsor a qualified defined benefit pension plan in the U.S., (the "U.S. Qualified Plan") three defined benefit plans in the U.K. (the "U.K. Plans"), and defined benefit pension plans in the Netherlands, Norway, Germany, and the Philippines (the "other international plans"). Future cash funding of our defined benefit pension plans will depend largely on future investment performance, interest rates, changes to mortality tables, and regulatory requirements. Effective December 31, 2002, we froze our U.S. Qualified Plan. The aggregate deficit in the funded status of the U.S. Plan and other international plans totaled $25.9 million and $17.9 million at the end of 2022 and 2021, respectively. The 2022 increase in the unfunded deficit of our defined benefit pension plans primarily resulted from actuarial losses in the year. In 2022, we made no contributions to our U.S. Qualified Plan and $0.6 million to our U.K. Plans. In 2021, we made contributions of $9.0 million to our U.S. Qualified Plan and $0.7 million to our U.K. Plans. The U.K. Plans were in a funded status totaling $20.4 million and $30.3 million at the end of 2022 and 2021, respectively, with the fair value of plan assets exceeding the projected benefit obligation. There was a $9.9 million decrease during 2022 in the net prepaid pension balances of the U.K. defined benefit plans.

Our frozen U.S. Qualified Plan was underfunded by $24.3 million at December 31, 2022 based on an accumulated benefit obligation of $304.1 million. Crawford does not expect to make any discretionary contributions to the U.S. Qualified Plan for 2023.

Funding requirements are no longer as sensitive to changes in the discount rate used to determine the present value of projected benefits payable under the U.S. Qualified plan. Volatility in the capital markets, mortality changes and future legislation may have a negative impact on our pension plans, which may further increase the underfunded portion and our attendant funding obligations. Expected and required contributions to our underfunded defined benefit pension plans will reduce our liquidity, restrict available cash for our operating, financing, and investing needs and may materially adversely affect our financial condition and our ability to deploy capital to other opportunities.

Commercial Commitments

As a component of our Credit Facility, we maintain a letter of credit facility to satisfy certain contractual obligations. At December 31, 2022, the issued, but undrawn, letters of credit totaled approximately $8.8 million. These letters of credit are typically renewed annually, but unless renewed, will expire as follows:

	Amount of Commitment Expiration per Period				
	One Year or Less	1 to 3 Years	3 to 5 Years	After 5 Years	Total
		(In thousands)			
Standby Letters of Credit	$ 8,777	$ —	$ —	$ —	$ 8,777

Changes in Financial Condition

The following addresses changes in our financial condition not addressed elsewhere in this MD&A.

Significant changes on our Consolidated Balance Sheet as of December 31, 2022, compared with our Consolidated Balance Sheet as of December 31, 2021, were as follows:

- Accounts receivable increased by $15.5 million, excluding the impacts from foreign currency exchange, in 2022 compared with 2021. The increase was primarily due to an increase in weather-related activities within Australia in our International Operations segment, and an increase in the U.S. and Canada in our North America Loss Adjustment segment.

- Unbilled revenues increased $19.3 million, excluding the impacts from foreign currency exchange. The increase was primarily due to an increase in weather-related activities within Australia in our International Operations segment, and an increase in the U.S. in our North America Loss Adjustment segment due to hurricane Ian.

- Accounts Payable and Accrued Liabilities decreased $6.0 million, excluding the impacts of business acquisitions and dispositions, as well as the impacts from foreign currency exchange. The decrease was primarily due a payment of $6.5 million on a deferred payroll tax filing in the U.S. as allowed by the CARES Act and $4.2 million lower accrued employee incentive compensation, partially offset by the timing of other payables.

Critical Accounting Policies and Estimates

This MD&A addresses our consolidated financial statements, which are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate these estimates and judgments based upon historical experience and various other factors that we believe are reasonable under then-existing circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies require significant judgments and estimates in the preparation of our consolidated financial statements. Changes in these underlying estimates could potentially materially affect consolidated results of operations, financial position and cash flows in the period of change. Although some variability is inherent in these estimates, the amounts provided for are based on the best information available to us and we believe these estimates are reasonable.

We have discussed the following critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed our related disclosure in this MD&A.

Revenue Recognition

Our revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized as unbilled revenues at estimated collectible amounts at the time such services are rendered. Substantially all unbilled revenues are billed within one year. Out-of-pocket costs incurred in administering a claim are typically passed on to our clients and included in our revenues under GAAP. Deferred revenues represent the estimated unearned portion of fees related to future services to be performed under certain fixed-fee service arrangements. Deferred revenues are recognized into revenues based on the estimated rate at which the services are provided. These rates are primarily based on an evaluation of historical claim closing rates by major claim type. Additionally, recent claim closing rates are evaluated for a significant deterioration or improvement in the longer-term historical closing rates used.

Our fixed-fee service arrangements typically require us to handle claims on either a one- or two-year basis, or for the lifetime of the claim. In cases where we handle a claim on a non-lifetime basis, we typically receive an additional fee on each anniversary date that the claim remains open. For service arrangements where we provide services for the life of the claim, we are only paid one fee for the life of the claim, regardless of the duration of the claim. As a result, our deferred revenues for claims handled for one or two years are not as sensitive to changes in claim closing rates since the revenues are recognized in the near future, and additional fees are generated for handling long-lived claims. Deferred revenues for lifetime claim handling are considered more sensitive to changes in claim closing rates since we are obligated to handle these claims to their conclusion with no additional fees received for long-lived claims. For all fixed fee service arrangements, revenues are recognized over the expected service periods, by type of claim.

Based upon our historical averages, we close approximately 99% of all cases referred to us under lifetime claim service arrangements within five years from the date of referral. Also, within that five-year period, the percentage of cases remaining open in any one particular year has remained relatively consistent from period to period. Each quarter we evaluate our historical case closing rates by type of claim and make adjustments as necessary. Any changes in estimates are recognized in the period in which they are determined.

As of December 31, 2022, deferred revenues related to lifetime claim handling arrangements approximated $39.4 million. If the rate at which we close cases changes, the amount of revenues recognized within a period could be affected. In addition, given the competitive environment in which we operate, we may be unable to raise our prices to offset the additional expense associated with handling longer-lived claims should such case closing rates change. The change in our first-year case closing rates over the last ten years has ranged from a decrease of 3.3% to an increase of 2.2%, and has averaged an increase of 0.1%. A 1.0% change is a reasonably likely change in our estimate based on historical data. Absent an increase in per-claim fees from our clients, a 1.0% decrease in claim closing rates for lifetime claims would have resulted in the deferral of additional revenues of approximately $1.4 million, $1.3 million, and $1.3 million for the years ended December 31, 2022, 2021, and 2020, respectively. If our average claim closing rates for lifetime claims increased by 1.0%, we would have recognized additional revenues of approximately $1.4 million, $1.3 million, and $1.2 million in 2022, 2021 and 2020, respectively.

We often sell multiple types of claims processing and different levels of processing depending on the complexity of the claims within a contract. We also typically provide a menu of offerings from which the customer chooses to purchase or not at their discretion. The price of each service is separate and distinct and provides a separate and distinct value to the customer. Pricing is consistent for each service irrespective of the other service(s) or quantities requested by the customer. For example, if we provide claims processing for auto and general liability, those services are priced and delivered independently.

Allowance for Expected Credit Losses

We maintain allowances for expected credit losses resulting from the inability of our clients to make required payments and for adjustments to invoiced amounts. Losses resulting from the inability of clients to make required payments are accounted for as bad debt expense, while adjustments to invoices are accounted for as reductions to revenues. These allowances are established by using historical write-off or adjustment information intended to determine future loss expectations and by considering the current credit worthiness of our clients, any known specific collection problems, and our assessment of current industry conditions. Actual experience may differ significantly from historical or expected loss results. Each quarter, we evaluate the adequacy of the assumptions used in determining these allowances and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined. Historically, our estimates have been materially accurate.

As of December 31, 2022 and 2021, our allowance for expected credit losses totaled $9.1 million and $8.8 million, or approximately 6.2% and 6.1% of gross billed receivables at December 31, 2022 and 2021, respectively. If the financial condition of our clients deteriorates, resulting in an inability to make required payments to us, or if economic conditions deteriorate, additional allowances may be deemed to be appropriate or required. If the allowance for expected credit losses changed by 1.0% of gross billed receivables, reflecting either an increase or decrease in expected future write-offs, the impact to consolidated pretax income would have been approximately $1.5 million, $1.4 million, and $1.3 million in 2022, 2021 and 2020, respectively.

Valuation of Goodwill, Indefinite-Lived Intangible Assets, and Other Long-Lived Assets

We regularly evaluate whether events and circumstances have occurred which indicate that the carrying amounts of goodwill, indefinite-lived intangible assets, or other long-lived assets have been impaired. Goodwill is an asset that represents the excess of the purchase price over the fair value of the separately identifiable net assets (tangible and intangible) acquired in certain business combinations. Our indefinite-lived intangible assets consist of trade names associated with acquired businesses. Goodwill and indefinite-lived intangible assets are not amortized, but are subject to impairment testing at least annually. When factors indicate that such assets should be evaluated for possible impairment between the scheduled annual impairment tests, we perform an interim impairment test. Our other long-lived assets consist primarily of property and equipment, deferred income tax assets, capitalized software, and amortizable intangible assets related to customer relationships, technology, and trade names with finite lives. Other long-lived assets are evaluated for impairment when impairment indicators are identified.

In the annual impairment analysis of goodwill, we compare the carrying value of our reporting units, including goodwill, to the estimated fair values of those reporting units as determined by a combination of the income approach, specifically discounting future projected cash flows, and the market approach, specifically the Guideline Public Company Method, as described in more detail in Note 1, "Significant Accounting and Reporting Policies," of our accompanying consolidated financial statements in Item 8 of this Annual Report on Form 10-K. We perform an interim impairment analysis of goodwill when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value. The estimated fair values of our reporting units are based upon certain assumptions made by us. The estimated fair values of our reporting units are reconciled to the Company's total market capitalization, including an estimated implied control premium, as determined by its stock price in order to assist in evaluating the reasonableness of the estimated fair values of each of the reporting units.

Goodwill impairment testing is performed on a reporting unit basis. If the fair value of the reporting unit exceeds its carrying value, including goodwill, goodwill is considered not impaired. If the carrying value of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The loss recognized cannot subsequently be reversed.

We have the option to perform a qualitative assessment of goodwill prior to completing the quantitative analysis described above to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If we conclude that this is the case, we perform the quantitative analysis discussed above.

In accordance with the accounting guidance, we performed a goodwill impairment assessment immediately before and after the January 1, 2022 change in operating segments, neither of which resulted in any additional impairment charges.

During the second quarter of 2022, we identified a goodwill impairment indicator in our International Operations reporting unit as a result of lower operating results compared to forecast. We performed an interim quantitative goodwill impairment test and determined no goodwill impairment existed.

During the third quarter of 2022, we identified goodwill impairment indicators in our International Operations reporting unit and Crawford Legal Services reporting unit, which are reflected in our International Operations reportable segment, as a result of a reduction in forecasted revenue and earnings, higher interest rates, and a lower Crawford & Company stock price. We also identified goodwill impairment indicators in our North America Loss Adjusting and Platform Solutions reportable segments related to the edjuster Inc. and Praxis Consulting reporting units, respectively, as these reporting units had minimal historical excesses of fair values over their carrying values due to being recent acquisitions, given higher interest rates and a lower Crawford & Company stock price. As a result of these indicators, the Company performed an interim quantitative goodwill impairment test as of August 31, 2022 and recognized a pretax goodwill impairment of $36.8 million. The goodwill impairment charge reduce the carrying value of goodwill in the Company's edjuster Inc. and Praxis Consulting reporting units by $3.4 million and $10.7 million, respectively. Goodwill related to the Company's International Operations and Crawford Legal Services reporting units were fully impaired with charges of $19.6 million and $3.2 million, respectively.

The key assumptions used in estimating the fair value of our reporting units as of August 31, 2022 utilizing the income approach include the discount rate and the terminal growth rate. The discount rates utilized in estimating the fair value of our reporting units as of August 31, 2022 range between 15.5% and 18.0%, reflecting the assessment of a market participant's view of the risks associated with the projected cash flows. The terminal growth rate used in the analysis was 2.0%. The assumptions used in estimating the fair values are based on currently available data and management's best estimates of revenues, EBITDA margins, and cash flows and, accordingly, a change in market conditions or other factors could have a material effect on the estimated values. There are inherent uncertainties related to the assumptions used and to management's application of these assumptions.

During the fourth quarter of 2022, we elected to perform a qualitative assessment of goodwill considering the most recent quantitative assessment performed as of August 31, 2022. Based on the qualitative assessment, no events or circumstances were identified that indicated it was more likely than not that the carrying values of the reporting units exceeded their fair values.

During 2021, we performed our annual goodwill impairment testing. The estimated fair value of each reporting unit tested exceeded its carrying value.

During the first quarter of 2020, we identified a goodwill impairment indicator in our former Crawford Claims Solutions reporting unit as a result of lower operating results and the overall decline in market conditions as a result of the COVID-19 pandemic. As a result, we recognized a goodwill impairment of $17.7 million, reducing the goodwill carrying value of the former Crawford Claims Solutions reporting unit to $0 as of March 31, 2020.

The indefinite-lived intangible assets with carrying values of $30.5 million at December 31, 2022 are also evaluated for potential impairment on an annual basis or when indicators of potential impairment are identified. The indefinite-lived intangible asset impairment test involves estimating the fair value using an internally prepared discounted cash flow analysis. The fair values of the Company's trade names are established using the relief-from-royalty method, a form of the income approach. This method recognizes that, by virtue of owning the trade name as opposed to licensing it, a company or reporting unit is relieved from paying a royalty, usually expressed as a percentage of net sales, for the asset's use. The present value of the after-tax costs savings (i.e., royalty relief) at an appropriate discount rate including a tax amortization benefit indicates the value of the trade name. We determined the discount rate based on our performance compared to similar market participants, factored by risk in forecasting using a modified capital asset pricing model.

The values of the trade names are sensitive to changes in the assumptions used above, however the estimated fair value of our material trade name exceeds its carrying value. We will continue to monitor the value of these trade names for potential indicators of impairment.

Defined Benefit Pension Plans

We sponsor various defined benefit pension plans in the U.S. and U.K. that cover a substantial number of current and former employees in each location. Certain other employees located in the Netherlands, Norway, Germany, and the Philippines have retirement benefits that are accounted for as defined benefit pension plans under GAAP. We utilize the services of independent actuaries to help us estimate our pension obligations and measure pension costs. Our U.S. Qualified Plan was frozen on December 31, 2002. Our U.K. Plans were closed to new employees as of October 31, 1997, but existing participants may still accrue additional limited benefits based on salary levels existing at the close date. Benefits payable under our U.S. Qualified Plan are generally based on career compensation; however, no additional benefits accrue on our frozen U.S. Qualified Plan after December 31, 2002. Benefits payable under the U.K. Plans are generally based on an employee's salary at the time the applicable plan was closed. Our funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of amounts deductible under applicable income tax regulations. Note 8, "Retirement Plans," of our accompanying consolidated financial statements included in Item 8 of this Annual Report on Form 10-K provides details about the assumptions used in determining the funded status of the plans, the unrecognized actuarial gain/(loss), the components of net periodic benefit cost, benefit payments expected to be made in the future and plan asset allocations.

Investment objectives for the Company's U.S. and U.K. pension plan assets are to:

- ensure availability of funds for payment of plan benefits as they become due;

- provide for a reasonable amount of long-term growth of capital, without undue exposure to volatility, and protect the assets from erosion of purchasing power; and

- provide investment results that meet or exceed the plans' actuarially assumed long-term rate of return.

The long-term goal for the U.S. and U.K. defined benefit pension plans is to reach fully-funded status and to maintain that status. The investment policies contemplate the plans' asset return requirements and risk tolerances changing over time. Accordingly, reallocation of the portfolios' mix of return-seeking assets and liability-hedging assets will be performed as the plans' funded status improves. In conjunction with our investment policies we have rebalanced the U.S. and U.K. defined benefit pension plans' target allocation mix from an equity-weighted to a fixed-income weighted investment strategy, as we have made cash contributions to the plan and the plans' funded status has improved.

The rules for pension accounting are complex and the assumptions used can produce volatility in our results, financial condition and liquidity. Our pension expense is primarily a function of the value of our plan assets and the discount rate used to measure our pension liability at a single point in time at the end of our fiscal year (the measurement date). Both of these factors are significantly influenced by the stock and bond markets, which are subject to volatility.

In addition to expense volatility, we are required to record mark-to-market adjustments to our balance sheet on an annual basis for the net funded status of our pension plans. These adjustments have fluctuated significantly over the past several years and, like our pension expense, are a result of the discount rate and value of our plan assets at each measurement date, as well as periodic changes to mortality tables used to estimate the life expectancy of plan participants. The funded status of our plans may also impact our liquidity, as changes to funding laws in the U.S. may require higher funding levels for our pension plans.

The principal assumptions used in accounting for our defined benefit pension plans are the discount rate, the expected long-term return on plan assets, and the mortality expectations for plan participants. The discount rate assumptions reflect the rates at which the benefit obligations could be effectively settled. Our discount rates were determined with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that generally match our expected benefit payments in future years. At December 31, 2022, the discount rate used to compute the benefit obligations of the U.S. and U.K. defined benefit pension plans were 5.13% and 4.93%, respectively.

The estimated average rate of return on plan assets is a long-term, forward-looking assumption that also materially affects our pension cost. It is required to be the expected future long-term rate of earnings on plan assets. Our pension plan assets are invested primarily in collective funds. As part of our strategy to manage future pension costs and net funded status volatility, we have transitioned to a liability-driven investment strategy with a greater concentration of fixed-income securities as described above.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;

- the types of investment classes in which we invest our pension plan assets and the expected return we can reasonably expect those investment classes to earn over time; and

- the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. To support our conclusions, we periodically commission asset/liability studies performed by third-party professional investment advisors and actuaries to assist us in our reviews. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. The expected long-term rates of return on plan assets assumption used to determine 2023 net periodic pension cost are estimated to be 6.20% and 5.40% for the U.S. and U.K. plans, respectively.

We review our employee demographic assumptions annually and update the assumptions as necessary. During 2022, we revised the mortality assumptions for the U.S. plans to incorporate the new mortality tables issued by the Society of Actuaries, adjusted to reflect Company-specific experience and future expectations. This resulted in a $1.4 million decrease in the projected benefit obligation for the U.S. plans.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We apply our expected return on plan assets using fair market value as of the annual measurement date. The fair market value method results in greater volatility to our pension expense than the calculated value method. The amounts recognized in the balance sheet reflect a snapshot of the state of our long-term pension liabilities at the plan measurement date and the effect of mark-to-market accounting on plan assets. At December 31, 2022, we recorded a decrease to equity through other comprehensive income ("OCI") of $11.7 million (net of tax at the applicable jurisdictional rate) to reflect unrealized actuarial losses during 2022. At December 31, 2021, we recorded an increase to equity through OCI of $1.6 million (net of tax at the applicable jurisdictional rate) to reflect unrealized actuarial gains during 2021. Those changes are subject to amortization over future years and may be reflected in future income statements.

Cumulative unrecognized actuarial losses for all plans were $256.7 million through December 31, 2022, compared with $251.6 million through December 31, 2021. These unrecognized losses reflect changes in the discount rates, differences between expected and actual asset returns, and changes to mortality expectations for plan participants, which are being amortized over future periods. These unrecognized losses may be recovered in future periods through actuarial gains. However, unless the minimum amount required to be amortized is below a corridor amount equal to 10.0% of the greater of the projected benefit obligation or the market-related value of plan assets, these unrecognized actuarial losses are required to be amortized and recognized in future periods. For example, projected pension plan expense includes $11.8 million of amortization of these actuarial losses in 2023 versus $10.2 million in 2022 and $10.5 million in 2021.

Net periodic pension expense for our defined benefit pension plans is sensitive to changes in the underlying assumptions for the expected rates of return on plan assets and the discount rates used to determine the present value of projected benefits payable under the plans. If our assumptions for the expected returns on plan assets of our U.S. and U.K. defined benefit pension plans changed by 0.50%, representing either an increase or decrease in expected returns, the impact to 2022 consolidated pretax income would have been approximately $3.2 million. If our assumptions for the discount rates used to determine the present value of projected benefits payable under the plans changed by 0.25%, representing either an increase or decrease in interest rates used to value pension plan liabilities, holding all other assumptions constant, the projected benefit obligations of our U.S. and U.K. defined benefit pension plans would have changed by approximately $10.6 million, and the impact to 2022 consolidated pretax income would have been approximately $0.2 million. Net periodic pension expense is also sensitive to mortality assumptions. If the life expectancy of pension plan participants in our U.S. Qualified Plan was to increase by one year compared to current assumptions, our pension obligations would have changed by $10.0 million and our annual pension cost would have changed by $0.7 million, respectively. If the life expectancy of pension plan participants in our U.K. Plans was to increase by one year compared to current assumptions, our pension obligations would have changed by $5.8 million and our annual pension cost would have changed by $0.6 million, respectively.

We estimate the service and interest components of net periodic benefit cost for U.S. and international pension and other postretirement benefits. This approach discounts the individual expected cash flows underlying the service cost and interest cost using the applicable spot rates derived from the yield curve used to discount the cash flows used to measure the benefit obligation. For the pension plans, the weighted average spot rates used to determine interest costs were 5.05% for the Company's U.S. plan and 5.06% for the U.K. plans.

Income Taxes

We account for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to accrued compensation and pensions, depreciation and amortization.

For financial reporting purposes in accordance with the liability method of accounting for income taxes, the provision for income taxes is the sum of income taxes both currently payable and deferred. Currently payable income taxes represent the liability related to our income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on our consolidated balance sheets that are not related to balances in "Accumulated other comprehensive loss." The changes in deferred tax assets and liabilities are determined based upon changes between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, multiplied by the enacted statutory tax rates for the year in which we estimate these differences will reverse. We must estimate the timing of the reversal of temporary differences, as well as whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets.

Other factors which influence our effective tax rate used for financial reporting purposes include changes in enacted statutory tax rates, changes in tax law or policy, changes in the composition of taxable income from the countries in which we operate, our ability to utilize net operating loss and tax credit carryforwards, and changes in unrecognized tax benefits.

Our effective tax rate, defined as our provision for income taxes divided by income before income taxes, for financial reporting purposes in 2022, 2021, and 2020 was 467.2%, 30.4%, and 30.7%, respectively. If our effective tax rate used for financial reporting purposes changed by 1.0%, we would have recognized an increase or decrease to income taxes of approximately $0.1 million, $0.4 million and $0.4 million for the years ended December 31, 2022, 2021, and 2020, respectively. Our effective tax rate for financial reporting purposes is expected to range between 33% and 35% in 2023 before considering any unknown discrete items and assuming no changes in tax law or policy in the material jurisdictions in which we operate.

It is possible that future changes in the tax laws of jurisdictions in which we operate, including but not limited to changes in tax law or policy, could have a significant impact on U.S.-based multinational companies such as our Company. At this time, we cannot predict the likelihood or details of any such changes or their specific potential impact on our Company.

Our most significant deferred tax assets are related to the unfunded liability of our defined benefit pension plans and net operating loss ("NOL") carryforwards. The tax deduction for defined benefit pension plans generally occurs upon funding of plan liabilities. Assuming that the estimated minimum funding requirements for the defined benefit pension plans and the income projections are met, the deferred tax asset should be realized.

In accordance with GAAP, we have considered the four possible sources of taxable income that may be available to realize a tax benefit for deductible temporary differences and carryforwards and have a $25.5 million valuation allowance on certain net operating loss and tax credit carryforwards in our international and domestic operations. For our remaining deferred tax assets, we believe that it is more likely than not that we will realize these assets based on our forecast of future taxable income and tax planning strategies that are available to the Company. Future changes in the valuation allowance, if required, should not affect our liquidity or our compliance with any existing debt covenants.

The NOL carryforwards for which a valuation allowance is not recorded primarily consists of $3.3 million of state NOL carryforwards generated by our domestic companies.

In order to fully utilize state NOL carryforwards, our domestic operations must generate taxable income prior to the expiration of the carryforwards. After consideration of the four sources of taxable income, we concluded that it was more likely than not that the Company should be able to utilize its state NOL carryforwards in the majority of jurisdictions before expiration. However, there were certain filing groups and jurisdictions that the Company does not expect to fully utilize its state NOL carryforwards before expiration. For those jurisdictions, we concluded that it was not more likely than not that the Company should be able to utilize its state NOL carryforwards and a valuation allowance was recorded. The valuation allowance against state NOL carryforwards was $0.5 million and $0.4 million for the periods ended December 31, 2022 and 2021, respectively.

In order to fully utilize these U.K. NOL carryforwards, our U.K. operations must generate taxable income. In the U.K., NOL carryforwards have an unlimited life. Based on our evaluation of sources of taxable income, we concluded that it is not more likely than not that we will utilize the U.K. NOL carryforwards in the foreseeable future. During 2022 we established a valuation allowance of $14.9 million against unvalued U.K. NOL carryforwards, for a full valuation allowance of $15.9 million against U.K. NOL carryforwards.

The remaining NOL carryforwards were generated by certain foreign jurisdictions and are generally offset by full valuation allowances.

Self-Insured Risks

We self-insure certain insurable risks consisting primarily of professional liability, auto liability, employee medical, disability, and workers' compensation. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, and those risks required to be insured by law or contract. Most of these self-insured risks are in the U.S. Provisions for claims incurred under self-insured programs are made based on our estimates of the aggregate liabilities for claims incurred, including estimated legal fees, losses that have occurred but have not been reported to us, and the adverse developments on reported losses. These estimated liabilities are calculated based on historical claim payment experience, the expected life of the claims, and other factors considered relevant to the claims. The liabilities for claims incurred under our self-insured workers' compensation and employee disability programs are discounted at the prevailing risk-free rate for government issues of an appropriate duration. All other self-insured liabilities are undiscounted. Each quarter we evaluate the adequacy of the assumptions used in developing these estimated liabilities and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined. Historically, our estimates have been materially accurate.

As of December 31, 2022 and 2021, our estimated liabilities for self-insured risks totaled $24.3 million and $26.2 million, respectively. The estimated liability is most sensitive to changes in the ultimate liability for a claim and, if applicable, the interest rate used to discount the liability. We believe our provisions for self-insured losses are adequate to cover the expected cost of losses incurred. However, these provisions are estimates and amounts ultimately settled may be significantly greater or less than the provisions established. We used a discount rate of 4.06% to determine the present value of our self-insured workers' compensation liabilities as of December 31, 2022. If the average discount rate was decreased or increased by 1.0%, reflecting either an increase or decrease in underlying interest rates, our estimated liabilities for these self-insured risks at December 31, 2022 would have been impacted by approximately $0.4 million, resulting in an equivalent increase or decrease to 2022 consolidated pretax income.

Business Combinations

The assets acquired and liabilities assumed in a business combination, including identifiable intangible assets, are recorded at their estimated fair values as of the acquisition date. Goodwill is recorded as the excess of the fair value of consideration transferred, including any contingent consideration, over the fair value of the net assets acquired. We estimate the fair values of identifiable intangible assets, including customer relationships, tradenames, and developed technology, on valuations that require management to make significant judgments, estimates, and assumptions, such as the expected future cash flows to be derived from the intangible assets based on projected revenues, EBITDA, customer attribution rates, and royalty rates. Additionally, we make assumptions related to discount rates that reflect the risk factors associated with future cash flows, and estimates of useful lives.

We measure and recognize contingent consideration at fair value as of the acquisition date based on a Monte Carlo simulation model. These fair value measurements require the use of significant judgments, estimates, and assumptions, including projected financial results such as projected revenues and EBITDA, discount rates, and volatility during the contingent consideration earnout period. The fair value of the contingent consideration is reassessed quarterly based on assumptions used in our latest financial projections and input from management, with any change in the fair value estimate recorded in earnings in that period. Increases or decreases in the fair value of contingent consideration liabilities resulting from changes in the estimates or assumptions could materially impact the financial statements. See Note 3 "Business Acquisitions and Dispositions" of our accompanying consolidated financial statements for additional information on our acquisitions and Note 12 "Fair Value Measurements" of our accompanying consolidated financial statements for additional information on our contingent consideration liabilities.

New Accounting Standards

See Note 1, "Significant Accounting and Reporting Policies," of our accompanying consolidated financial statements in Item 8 of this Annual Report on Form 10-K for a description of recent accounting pronouncements including the dates, or expected dates of adoption, and effects, or expected effects, on our disclosures, results of operations, financial condition and cash flows.

ITEM 7A.   *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our operations expose us to various market risks, primarily from changes in foreign currency exchange rates and interest rates. Our objective is to identify and understand these risks and implement strategies to manage them. When evaluating potential strategies, we consider the fundamentals of each market and the underlying accounting and business implications. To implement our various strategies, we may enter into various hedging or similar transactions. The sensitivity analyses we present below do not consider the effect of possible adverse changes in the general economy, nor do they consider additional actions we may take from time to time in the future to mitigate our exposure to these or other market risks. There can be no assurance of the manner in which we will manage or continue to manage any risks in the future or that any of our efforts will be successful.

Foreign Currency Exchange Rate Risk

Our international operations expose us to foreign currency exchange rate changes that can impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. Revenues before reimbursements from our international operations included in each of our operating segments were 38.3%, 40.2%, and 41.9% of consolidated revenues before reimbursements for 2022, 2021, and 2020, respectively. We do not presently engage in any hedging activities to compensate for the effect of potential currency exchange rate fluctuations on the net assets or operating results of our foreign subsidiaries. The following table illustrates revenue as a percentage of total revenue for the major currencies of the geographic areas in which Crawford does business:

Year Ended December 31,		2022		2021	
(in thousands, except percentages)		USD equivalent	% of total	USD equivalent	% of total
U.S.	USD	$ 734,264	61.7%	$ 658,785	59.8%
U.K.	GBP	121,814	10.2%	134,116	12.2%
Canada	CAD	97,766	8.2%	85,338	7.7%
Australia	AUD	94,692	8.0%	85,780	7.8%
Europe	EUR	54,447	4.6%	54,511	4.9%
Rest of World		86,499	7.3%	83,502	7.6%
Total Revenues, before reimbursements		$1,189,482		$1,102,032	

We measure foreign currency exchange rate risk based on changes in foreign currency exchange rates using a sensitivity analysis. The sensitivity analysis measures the potential change in earnings based on a hypothetical 10.0% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2022 were used to perform the sensitivity analysis. Such analysis indicated that a hypothetical 10.0% change in foreign currency exchange rates would have increased or decreased consolidated pretax income (excluding the impact of the 2022 goodwill impairment) during 2022 by approximately $0.6 million had the U.S. dollar exchange rate increased or decreased relative to the currencies to which we had exposure.

Interest Rate Risk

Borrowings under the Credit Facility bear interest at a variable rate, based on Eurocurrency Rate, and alternative reference rate or a Base Rate (as defined), at our option. The Credit Facility defines Eurocurrency Rate to encompass accepted alternative reference rates for certain currencies where a LIBOR rate is no longer quoted. As a result, we have market risk exposure to changes in interest rates. Based on the amounts of our floating rate debt at December 31, 2022 and December 31, 2021, if market interest rates had increased or decreased an average of 100 basis points our pretax interest expense would have changed by $2.4 million and $1.8 million in 2022 and 2021, respectively. We determined these amounts by considering the impact of the hypothetical change in interest rates on our borrowing costs.

Changes in the projected benefit obligations of our defined benefit pension plans are largely dependent on changes in prevailing interest rates as of the plans' respective measurement dates, which are used to value these obligations under ASC 715, "Compensation--Retirement Benefits." If our assumptions for the discount rates used to determine the present value of the projected benefit obligations changed by 0.25%, representing either an increase or decrease in the discount rate, the projected benefit obligations, holding all other assumptions constant, of our U.S. and U.K. defined benefit pension plans would have changed by approximately $10.6 million at December 31, 2022. The impact of this change to December 31, 2022 consolidated pretax income would have been approximately $0.3 million.

Periodic pension cost for our defined benefit pension plans is impacted primarily by changes in long-term interest rates whereas interest expense for our variable-rate borrowings is impacted more directly by changes in short-term interest rates. To the extent changes in interest rates on our variable-rate borrowings move in the same direction as changes in the discount rates used for our defined benefit pension plans, changes in our interest expense on our borrowings would be offset to some degree by changes in our defined benefit pension cost. We are unable to quantify the extent of any such offset.

Inflation Risk

An increase in inflation could affect our business in several ways. Inflation increases expenses for labor and other operating costs, potentially putting pressure on our profitability if such costs cannot be passed through to our customers. Inflation could also lead to increased costs for losses and loss adjustment expenses in our North America Loss Adjusting and Platform Solutions segments. Prolonged and elevated inflation could adversely affect the financial markets and the economy generally, and may force governments to pursue a restrictive fiscal and monetary policy, which could constrain overall economic activity or inhibit our revenue growth opportunities.

Credit Risk Related to Performing Certain Services for Our Clients

We process payments for claims settlements, primarily on behalf of our self-insured clients. The liability for the settlement cost of claims processed, which is generally pre-funded, remains with the client. Accordingly, we do not incur significant credit risk in the performance of these services.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Table of Contents

CRAWFORD & COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

Year Ended December 31,	2022	2021	2020
Revenues from Services:			
Revenues before reimbursements	$ 1,189,482	$ 1,102,032	$ 982,492
Reimbursements	41,744	37,199	33,703
Total Revenues	1,231,226	1,139,231	1,016,195
Costs and Expenses:			
Costs of services provided, before reimbursements	883,128	810,231	703,617
Reimbursements	41,744	37,199	33,703
Total costs of services	924,872	847,430	737,320
Selling, general, and administrative expenses	255,750	244,850	218,952
Corporate interest expense, net of interest income of $655, $424 and $264, respectively	10,311	6,559	7,923
Goodwill impairment	36,808	—	17,674
Restructuring and other costs, net	—	—	8,133
Gain on disposition of businesses, net	—	—	(13,763)
Total Costs and Expenses	1,227,741	1,098,839	976,239
Other Income (Loss)	1,561	3,472	(868)
Income Before Income Taxes	5,046	43,864	39,088
Provision for Income Taxes	23,578	13,316	12,013
Net (Loss) Income	(18,532)	30,548	27,075
Net Loss Attributable to Noncontrolling Interests and Redeemable Noncontrolling Interests	227	144	1,221
Net (Loss) Income Attributable to Shareholders of Crawford & Company	$ (18,305)	$ 30,692	$ 28,296
(Loss) Earnings Per Share - Basic:			
Class A Common Stock	$ (0.37)	$ 0.58	$ 0.54
Class B Common Stock	$ (0.37)	$ 0.58	$ 0.52
(Loss) Earnings Per Share - Diluted:			
Class A Common Stock	$ (0.37)	$ 0.57	$ 0.54
Class B Common Stock	$ (0.37)	$ 0.57	$ 0.52
Weighted-Average Shares Used to Compute Basic (Loss) Earnings Per Share:			
Class A Common Stock	29,196	30,760	30,605
Class B Common Stock	20,113	22,237	22,527
Weighted-Average Shares Used to Compute Diluted (Loss) Earnings Per Share:			
Class A Common Stock	29,196	31,743	30,857
Class B Common Stock	20,113	22,237	22,527
Cash Dividends Per Share:			
Class A Common Stock	$ 0.24	$ 0.24	$ 0.19
Class B Common Stock	$ 0.24	$ 0.24	$ 0.17

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands)

Year Ended December 31,	2022	2021	2020
Net (Loss) Income	$ (18,532)	$ 30,548	$ 27,075
Other Comprehensive (Loss) Income:			
Net foreign currency translation (loss) gain, net of tax benefit of $0, $0 and $0, respectively	(30,554)	9,024	4,281
Amounts reclassified into net (loss) income for defined benefit pension plans, net of tax provision of $2,675, $2,691, and $2,693, respectively	7,645	7,765	7,959
Net unrealized (loss) gain on defined benefit plans arising during the year, net of tax benefit (provision) of $3,681, $(541), and $1,655, respectively	(11,704)	1,618	(4,966)
Other Comprehensive (Loss) Income	(34,613)	18,407	7,274
Comprehensive (Loss) Income	(53,145)	48,955	34,349
Comprehensive (income) loss attributable to noncontrolling interests and redeemable noncontrolling interests	(40)	152	1,535
Comprehensive (Loss) Income Attributable to Shareholders of Crawford & Company	$ (53,185)	$ 49,107	$ 35,884

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands)

December 31,		2022		2021
ASSETS				
Current Assets:				
Cash and cash equivalents	**$**	**46,007**	$	53,228
Accounts receivable, less allowance for expected credit losses of $9,322 and $8,768, respectively		**141,106**		134,458
Unbilled revenues, at estimated billable amounts		**126,274**		118,722
Income taxes receivable		**9,098**		4,936
Prepaid expenses and other current assets		**28,782**		34,576
Total Current Assets		**351,267**		345,920
Net Property and Equipment		**27,809**		33,721
Other Assets:				
Operating lease right-of-use asset, net		**93,334**		99,369
Goodwill		**76,622**		116,526
Intangible assets arising from business acquisitions, net		**88,039**		97,571
Capitalized software costs, net		**82,975**		75,802
Deferred income tax assets		**19,573**		21,266
Other noncurrent assets		**51,888**		62,464
Total Other Assets		**412,431**		472,998
TOTAL ASSETS	**$**	**791,507**	$	852,639

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value amounts)

December 31,		2022		2021
LIABILITIES AND SHAREHOLDERS' INVESTMENT				
Current Liabilities:				
Short-term borrowings	$	27,048	$	10,704
Accounts payable		50,847		48,470
Accrued compensation and related costs		79,285		96,018
Self-insured risks		12,614		13,222
Income taxes payable		1,208		1,200
Operating lease liability		22,910		25,238
Other accrued liabilities		56,293		76,884
Deferred revenues		29,282		32,119
Total Current Liabilities		279,487		303,855
Noncurrent Liabilities:				
Long-term debt and finance leases, less current installments		211,810		164,315
Deferred revenues		24,737		23,786
Accrued pension liabilities		25,914		17,892
Operating lease liability		84,628		88,408
Other noncurrent liabilities		41,553		42,986
Total Noncurrent Liabilities		388,642		337,387
Shareholders' Investment:				
Class A common stock, $1.00 par value, 50,000 shares authorized; 28,764 and 30,996 shares issued and outstanding, respectively		28,764		30,996
Class B common stock, $1.00 par value, 50,000 shares authorized; 19,848 and 20,812 shares issued and outstanding, respectively		19,848		20,812
Additional paid-in capital		78,158		74,229
Retained earnings		213,094		266,369
Accumulated other comprehensive loss		(215,321)		(180,441)
Shareholders' Investment Attributable to Shareholders of Crawford & Company		124,543		211,965
Noncontrolling interests		(1,165)		(568)
Total Shareholders' Investment		123,378		211,397
TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT	$	791,507	$	852,639

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Year Ended December 31,	2022	2021	2020
Cash Flows from Operating Activities:			
Net (loss) income	$ (18,532)	$ 30,548	$ 27,075
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	36,098	40,176	40,111
Goodwill impairment	36,808	—	17,674
Deferred income taxes	7,397	(2,992)	(9,005)
Gain on disposition of businesses, net	—	—	(13,763)
Stock-based compensation costs	4,923	7,585	4,384
(Gain) loss on sale of property and equipment	(1,490)	104	137
Contingent earnout adjustments	2,921	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:			
Accounts receivable, net	(15,537)	(5,475)	5,063
Unbilled revenues, net	(19,319)	(9,979)	(3,762)
Accrued or prepaid income taxes	(7,444)	(7,232)	9,311
Accounts payable and accrued liabilities	(5,985)	13,470	31,775
Deferred revenues	(397)	3,562	(1,074)
Accrued retirement costs	(1,366)	(15,478)	(10,790)
Prepaid expenses and other operating activities	9,557	32	(3,958)
Net cash provided by operating activities	27,634	54,321	93,178
Cash Flows from Investing Activities:			
Acquisitions of property and equipment	(6,838)	(9,225)	(14,226)
Capitalization of computer software costs	(27,761)	(21,729)	(23,154)
Cash proceeds from sale of property and equipment	3,032	—	—
Payments for business acquisitions, net of cash acquired	(26,309)	(46,398)	(9,983)
Cash proceeds from disposition of business line	—	—	19,968
Proceeds from settlement of life insurance policies	—	6,526	—
Other investing activities	—	—	358
Net cash used in investing activities	(57,876)	(70,826)	(27,037)
Cash Flows from Financing Activities:			
Cash dividends paid	(11,842)	(12,663)	(9,645)
Payments related to shares received for withholding taxes under stock-based compensation plans	(704)	(1,411)	(476)
Proceeds from shares purchased under employee stock-based compensation plans	821	1,648	811
Repurchases of common stock	(26,749)	(19,134)	(2,666)
Payments of contingent consideration on acquisitions	(2,118)	(1,544)	—
Payments for equity investments	(600)	(106)	(602)
Increases in short-term and revolving credit facility borrowings	106,481	113,312	108,142
Payments on short-term and revolving credit facility borrowings	(39,025)	(52,306)	(169,675)
Payments on finance lease obligations	(59)	(432)	(62)
Capitalized loan costs	(7)	(2,302)	—
Dividends paid to noncontrolling interests	(258)	(405)	(196)
Net cash provided by (used in) financing activities	25,940	24,657	(74,369)
Effects of exchange rate changes on cash and cash equivalents	(2,742)	881	1,082
(Decrease) increase in Cash, Cash Equivalents, and Restricted Cash	(7,044)	9,033	(7,146)
Cash, Cash Equivalents, and Restricted Cash at Beginning of Year	53,689	44,656	51,802
Cash, Cash Equivalents, and Restricted Cash at End of Year	$ 46,645	$ 53,689	$ 44,656

The accompanying notes are an integral part of these consolidated financial statements.

CRAWFORD & COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Shareholders' Investment Attributable to Shareholders of Crawford & Company	Noncontrolling Interests	Total Shareholders' Investment
	Class A Non-Voting	Class B Voting						
Balance at December 31, 2019	$ 30,610	$ 22,671	$ 63,392	$ 249,551	$ (206,907)	$ 159,317	$ 3,250	$ 162,567
Net income [1]	—	—	—	28,296	—	28,296	1,037	29,333
Other comprehensive income (loss)	—	—	—	—	7,588	7,588	(314)	7,274
Cash dividends paid (Class A - $0.19 per share, Class B - $0.17 per share)	—	—	—	(9,645)	—	(9,645)	—	(9,645)
Stock-based compensation	—	—	4,384	—	—	4,384	—	4,384
Repurchases of common stock	(155)	(161)	—	(2,350)	—	(2,666)	—	(2,666)
Shares issued in connection with stock-based compensation plans, net	392	—	(57)	—	—	335	—	335
Decrease in value of noncontrolling interest due to acquisition	—	—	(526)	—	576	50	(151)	(101)
Increase in value of noncontrolling interest due to disposition	—	—	—	—	(113)	(113)	(3,637)	(3,750)
Adoption of Topic 326	—	—	—	(607)	—	(607)	—	(607)
Dividends paid to noncontrolling interests	—	—	—	—	—	—	(196)	(196)
Balance at December 31, 2020	30,847	22,510	67,193	265,245	(198,856)	186,939	(11)	186,928
Net income	—	—	—	30,692	—	30,692	(144)	30,548
Other comprehensive income (loss)	—	—	—	—	18,415	18,415	(8)	18,407
Cash dividends paid (Class A - $0.24 per share, Class B - $0.24 per share)	—	—	—	(12,663)	—	(12,663)	—	(12,663)
Stock-based compensation	—	—	7,585	—	—	7,585	—	7,585
Repurchases of common stock	(531)	(1,698)	—	(16,905)	—	(19,134)	—	(19,134)
Shares issued in connection with stock-based compensation plans, net	680	—	(443)	—	—	237	—	237
Decrease in value of noncontrolling interest due to acquisition	—	—	(106)	—	—	(106)	—	(106)
Dividends paid to noncontrolling interests	—	—	—	—	—	—	(405)	(405)
Balance at December 31, 2021	30,996	20,812	74,229	266,369	(180,441)	211,965	(568)	211,397
Net loss	—	—	—	(18,305)	—	(18,305)	(227)	(18,532)
Other comprehensive (loss) income	—	—	—	—	(34,880)	(34,880)	267	(34,613)
Cash dividends paid (Class A - $0.24 per share, Class B - $0.24 per share)	—	—	—	(11,842)	—	(11,842)	—	(11,842)
Stock-based compensation	—	—	4,923	—	—	4,923	—	4,923
Repurchases of common stock	(2,657)	(964)	—	(23,128)	—	(26,749)	—	(26,749)
Shares issued in connection with stock-based compensation plans, net	425	—	(308)	—	—	117	—	117
Decrease in value of noncontrolling interest due to acquisition	—	—	(686)	—	—	(686)	(379)	(1,065)
Dividends paid to noncontrolling interests	—	—	—	—	—	—	(258)	(258)
Balance at December 31, 2022	$ 28,764	$ 19,848	$ 78,158	$ 213,094	$ (215,321)	$ 124,543	$ (1,165)	$ 123,378

The accompanying notes are an integral part of these consolidated financial statements.

[1] The total net income presented in the consolidated statement of shareholders' investment for the year ended December 31, 2020 excludes $2,258 in net loss attributable to the redeemable noncontrolling interests.

Notes to Consolidated Financial Statements

1. Significant Accounting and Reporting Policies

Nature of Operations

Based in Atlanta, Georgia, Crawford & Company ("Crawford" or "the Company") is the world's largest publicly listed independent provider of claims management and outsourcing solutions to carriers, brokers and corporations with an expansive global network serving clients in more than 70 countries. Shares of the Company's two classes of common stock are traded on the New York Stock Exchange ("NYSE") under the symbols CRD-A and CRD-B, respectively. The Company's two classes of stock are substantially identical, except with respect to voting rights and the Company's ability to pay greater cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock, subject to certain limitations. In addition, with respect to mergers or similar transactions, holders of Class A Common Stock must receive the same type and amount of consideration as holders of Class B Common Stock, unless different consideration is approved by the holders of 75% of the Class A Common Stock, voting as a class. The Company's website is www.crawco.com. The information contained on, or hyperlinked from, the Company's website is not a part of, and is not incorporated by reference into, this report.

Principles of Consolidation

The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP") and include the accounts of the Company, its majority-owned subsidiaries, and variable interest entities in which the Company is deemed to be the primary beneficiary. Significant intercompany transactions are eliminated in consolidation. Financial results from the Company's operations outside of the U.S., Canada, the Caribbean, and certain subsidiaries in the Philippines, are reported and consolidated on a two-month delayed basis in accordance with the provisions of Accounting Standards Codification ("ASC") 810, "Consolidation," in order to provide sufficient time for accumulation of their results. Accordingly, the Company's December 31, 2022, 2021, and 2020 consolidated financial statements include the financial position of such operations as of October 31, 2022 and 2021, respectively, and the results of their operations and cash flows for the fiscal periods ended October 31, 2022, 2021, and 2020, respectively.

The Company has controlling ownership interests in several entities that are not wholly-owned by the Company. The financial results and financial positions of these controlled entities are included in the Company's consolidated financial statements, including the controlling interests and noncontrolling interests. The noncontrolling interests represent the equity interests in these entities that are not attributable, either directly or indirectly, to the Company. On the Company's Consolidated Statements of Operations, net income or loss is separately attributed to the controlling interests and noncontrolling interests and redeemable noncontrolling interests.

Noncontrolling interests represent the minority shareholders' share of the net income or loss and shareholders' investment in consolidated subsidiaries. Noncontrolling interests are presented as a component of shareholders' investment in the Consolidated Balance Sheets and reflect the initial fair value of these investments by noncontrolling shareholders, along with their proportionate share of the income or loss of the subsidiaries, less any dividends or distributions.

The Company consolidates the results of a variable interest entity ("VIE") when it is determined to be the primary beneficiary. In accordance with GAAP, in determining whether the Company is the primary beneficiary of a VIE for financial reporting purposes, it considers whether it has the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether it has the obligation to absorb losses or the right to receive returns that would be significant to the VIE.

The Company consolidates the liabilities of its deferred compensation plan and the related assets, which are held in a rabbi trust and also considered a VIE of the Company. The rabbi trust was created to fund the liabilities of the Company's deferred compensation plan. The Company is considered the primary beneficiary of the rabbi trust because the Company directs the activities of the trust and can use the assets of the trust to satisfy the liabilities of the Company's deferred compensation plan. At December 31, 2022 and 2021, the liabilities of this deferred compensation plan were $6,395,000 and $7,060,000, respectively, which represented obligations of the Company rather than of the rabbi trust, and the values of the assets held in the related rabbi trust were $10,083,000 and $9,925,000, respectively. These liabilities and assets are included in "Other noncurrent liabilities" and "Other noncurrent assets" on the Company's Consolidated Balance Sheets, respectively.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The Company has not applied for governmental loans from the CARES Act or any other governmental programs to support the Company's U.S. operations. The Company took advantage of certain aspects of the CARES Act such as the deferral of payroll tax deposits during 2020. The Company deferred payroll tax filings of $13,000,000 in 2020 as allowed by the CARES Act, and paid $6,500,000 of that deferred total in both 2021 and 2022. No deferred payroll tax liability remains as of December 31, 2022.

The Canadian government enacted the Canada Emergency Wage Subsidy ("CEWS") in 2020 to provide a wage subsidy to employers that suffered reductions in revenue resulting from the COVID-19 pandemic. The Company met the eligibility criteria to receive the wage subsidy in 2020 and 2021. The wage subsidy is included in "Costs of services provided, before reimbursements" or "Selling, general, and administrative expenses" on the Consolidated Statements of Operations, depending on the location of the employees, and is recorded as a reduction of compensation expense. In 2021 and 2020, the Company recognized $5,850,000 and $13,830,000, respectively, as a reduction of compensation expense as a result of this subsidy. The Company did not recognize any CEWS benefits in 2022 and no additional benefits are expected.

Reportable Segment Change

As described in Note 13, in January 2022, the Company reorganized its global service line structure to consist of North America Loss Adjusting, International Operations, Broadspire, and Platform Solutions. Certain prior year amounts among the Company's reportable segments have been reclassified to conform to the current presentation. These reclassifications had no effect on the Company's reported consolidated results.

Management's Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

Revenues are recognized when control of the promised services are transferred to the Company's customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are recognized net of any sales, use or value added taxes collected from customers, which are subsequently remitted to governmental authorities. As the Company completes its performance obligations, it has an unconditional right to consideration as outlined in the Company's contracts.

The Company's North America Loss Adjusting segment generates revenue for claims management and adjusting services to insurance companies and self-insured entities related to property and casualty losses caused by physical damage to commercial and residential real property, certain types of personal property and marine losses. The Company's International Operations segment generates revenue in a similar manner as North America Loss Adjusting in the UK, Europe, Australia, Asia and Latin America. This segment also includes Legal Services, which generates revenues for services provided to insurance companies. The Company's Broadspire segment is a third party administrator that generates revenue through its Claims Management and Medical Management service lines. The Company's Platform Solutions segment principally generates revenues through its Contractor Connection, Networks and Subrogation service lines. The Contractor Connection service line generates revenue through its independently managed contractor network, with approximately 6,000 credentialed residential and commercial contractors. See Note 2, "Revenue Recognition" for further discussion on the Company's revenue recognition policies.

Intersegment sales are recorded at cost and are not material.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. The fair value of cash and cash equivalents approximates carrying value due to their short-term nature. At December 31, 2022 and December 31, 2021, cash and cash equivalents included time deposits of approximately $443,000 and $1,054,000, respectively, that were in financial institutions outside the U.S.

Cash balances that are legally restricted as to usage or withdrawal are separately included in "Prepaid expenses and other current assets" within the Consolidated Balance Sheets. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown within the Consolidated Statement of Cash Flows:

Year Ended December 31,	2022	2021	2020
	(In thousands)		
Cash and cash equivalents	$ 46,007	$ 53,228	$ 44,656
Restricted cash within prepaid expenses and other current assets	638	461	—
Total cash, cash equivalents and restricted cash	$ 46,645	$ 53,689	$ 44,656

Accounts Receivable and Allowance for Expected Credit Losses

The Company extends credit based on an evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are typically due upon receipt of the invoice and are stated on the Company's Consolidated Balance Sheets at amounts due from clients net of an estimated allowance for expected credit losses. Accounts outstanding longer than the contractual payment terms are considered past due. The fair value of accounts receivable approximates book value due to their short-term contractual stipulations.

The Company maintains an allowance for expected credit losses resulting primarily from the inability of clients to make required payments. Such losses are accounted for as bad debt expense. These allowances are established using historical write-off or adjustment information to project future experience and by considering the current creditworthiness of clients, any known specific collection problems, and an assessment of current industry and economic conditions. Actual experience may differ significantly from historical or expected loss results. The Company writes off accounts receivable when they become uncollectible, and any payments subsequently received are accounted for as recoveries.

A summary of the activities in the allowance for expected credit losses for the years ended December 31, 2022, 2021, and 2020 is as follows:

	2022	2021	2020
	(In thousands)		
Allowance for credit losses, January 1	$ 8,768	$ 9,464	$ 9,348
Add/ (Deduct):			
Adoption of Topic 326	—	—	(464)
Provision for bad debt expense	1,647	448	1,504
Write-offs, net of recoveries	(528)	(958)	(908)
Adjustments for business acquisitions and dispositions	—	(110)	(111)
Currency translation and other changes	(565)	(76)	95
Allowance for credit losses, December 31	$ 9,322	$ 8,768	$ 9,464

Goodwill, Indefinite-Lived Intangible Assets, and Other Long-Lived Assets

Goodwill is an asset that represents the excess of the purchase price over the fair value of the separately identifiable net assets (tangible and intangible) acquired in business combinations. Indefinite-lived intangible assets consist of trade names associated with acquired businesses. Goodwill and indefinite-lived intangible assets are not amortized, but are subject to impairment testing at least annually. Other long-lived assets consist primarily of property and equipment, deferred income tax assets, capitalized software, and amortizable intangible assets related to customer relationships, technology, and trade names with finite lives. Other long-lived assets are evaluated for impairment when impairment indicators are identified.

Subsequent to a business acquisition in which goodwill and indefinite-lived intangibles are recorded, post-acquisition accounting requires that both be tested to determine whether there has been an impairment. The Company performs an impairment test of goodwill and indefinite-lived intangible assets at least annually on October 1 of each year. The Company regularly evaluates whether events and circumstances have occurred which indicate potential impairment of goodwill or indefinite-lived intangible assets. When factors indicate that such assets should be evaluated for possible impairment between the scheduled annual impairment tests, the Company performs an interim impairment test.

Goodwill impairment testing is performed on a reporting unit basis. If the fair value of the reporting unit exceeds its carrying value, including goodwill, goodwill is considered not impaired. If the carrying value of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The loss recognized cannot subsequently be reversed.

The carrying value of the reporting unit, including goodwill, is compared with the estimated fair value of the reporting unit as determined utilizing a combination of the income and market approaches. The income approach, which is a level 3 fair value measurement, is based on projected debt-free cash flow which is discounted to the present value using discount factors that consider the timing and risk of the cash flows. The market approach is based on the Guideline Public Company Method, which uses market pricing metrics to select multiples to value the Company's reporting units. The resulting estimated fair values of the combined reporting units are reconciled to the Company's market capitalization including an estimated implied control premium. The Company believes that the combination of these approaches is appropriate because it provides a fair value estimate based upon the combination of the reporting unit's expected long-term operating cash flow performance and multiples with which similar publicly traded companies are valued. The Company weights the income and market approaches equally.

The Company has the option to perform a qualitative assessment of goodwill prior to completing the quantitative analysis described above to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If the Company concludes that this is the case, it performs the quantitative analysis above.

In accordance with the accounting guidance, the Company performed a goodwill impairment assessment immediately before and after the January 1, 2022 change in operating segments, neither of which resulted in any additional impairment charges.

If changes to the Company's reporting structure impact the composition of its reporting units, existing goodwill is reallocated to the revised reporting units based on their relative estimated fair values as determined by a combination of the income and market approaches. If all of the assets and liabilities of an acquired business are assigned to a specific reporting unit, the goodwill associated with that acquisition is assigned to that reporting unit at acquisition unless another reporting unit is also expected to benefit from the acquisition.

For impairment testing of indefinite-lived intangible assets, the carrying value is compared with the estimated fair value, which is estimated based on the present value of the after-tax cash flows attributable solely to the asset. If carrying value exceeds the estimated fair value, an impairment is recognized based on the excess. The fair values of the Company's trade names are established using the relief-from-royalty method, a form of the income approach. This method recognizes that, by virtue of owning the trade name as opposed to licensing it, a company or reporting unit is relieved from paying a royalty, usually expressed as a percentage of net sales, for the asset's use. The present value of the after-tax costs savings (i.e., royalty relief) at an appropriate discount rate including a tax amortization benefit indicates the value of the trade name. The Company determined the discount rate based on its performance compared to similar market participants, factored by risk in forecasting using a modified capital asset pricing model.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company depreciates the cost of property and equipment, including assets recorded under finance leases, over the shorter of the remaining lease term or the estimated useful lives of the related assets, primarily using the straight-line method. The estimated useful lives for property and equipment classifications are as follows:

Classification	Estimated Useful Lives
Furniture and fixtures	3-10 years
Data processing equipment	3-5 years
Automobiles and other	3-4 years
Leasehold improvements	7-15 years

Property and equipment, including assets under finance leases, consisted of the following at December 31, 2022 and 2021:

December 31,	2022	2021
	(In thousands)	
Leasehold improvements	$ 29,604	$ 32,053
Furniture and fixtures	23,399	26,196
Data processing equipment	52,285	55,058
Automobiles	243	271
Total property and equipment	105,531	113,578
Less accumulated depreciation	(77,722)	(79,857)
Net property and equipment	$ 27,809	$ 33,721

At December 31, 2021, an office building in Canada and related property and equipment with a net carrying value of $1,209,000 was classified as held for sale. This group of assets was included as part of "Prepaid expenses and other current assets" within the Consolidated Balance Sheets as of December 31, 2021, and subsequently sold in 2022 for a pretax gain of $1,800,000.

Depreciation on property and equipment, including property under finance leases and amortization of leasehold improvements, was $11,941,000, $12,481,000, and $11,750,000 for the years ended December 31, 2022, 2021, and 2020, respectively.

Capitalized Software

Capitalized software costs reflect costs related to internally developed or purchased software used by the Company that has expected future economic benefits. Certain internal and external costs incurred during the application development stage are capitalized. Costs incurred during the preliminary project and post implementation stages, including training and maintenance costs, are expensed as incurred. The majority of these capitalized software costs consist of internal payroll costs and external payments for software development, purchases and related services. These capitalized software costs are typically amortized over periods ranging from three to ten years, depending on the estimated life of each software application. Amortization expense for capitalized software was $16,320,000, $16,667,000, and $16,709,000 for the years ended December 31, 2022, 2021, and 2020, respectively.

Self-Insured Risks

The Company self-insures certain risks consisting primarily of professional liability, auto liability, and employee medical, disability, and workers' compensation liability. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims-made basis, and those risks required to be insured by law or contract. Most of these self-insured risks are in the U.S. Provisions for claims under the self-insured programs are made based on the Company's estimates of the aggregate liabilities for claims incurred, including estimated legal fees, losses that have occurred but have not been reported to the Company, and for adverse developments on reported losses. The estimated liabilities are calculated based on historical claims experience, the expected lives of the claims, and other factors considered relevant by management. Changes in these estimates may occur as additional information becomes available. The Company believes its provisions for self-insured losses are adequate to cover the expected cost of losses incurred. However, these provisions are estimates and amounts ultimately settled may be significantly greater or less than the provisions established. The estimated liabilities for claims incurred under the Company's self-insured workers' compensation and employee disability programs are discounted at the prevailing risk-free interest rate for U.S. government securities of an appropriate duration. All other self-insured liabilities are undiscounted. At December 31, 2022 and 2021, accrued liabilities for self-insured risks totaled $24,270,000 and $26,226,000, respectively, including current liabilities of $12,614,000 and $13,222,000, respectively. The noncurrent liabilities are included in "Other noncurrent liabilities" on the Company's Consolidated Balance Sheets.

Income Taxes

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to accrued compensation, pension plans, self-insurance, and depreciation and amortization.

For financial reporting purposes, the provision for income taxes is the sum of income taxes both currently payable and payable on a deferred basis. Currently payable income taxes represent the liability related to the income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred income tax assets or liabilities as reported on the Company's Consolidated Balance Sheets that are not related to balances in "Accumulated other comprehensive loss." The changes in deferred income tax assets and liabilities are determined based upon changes in the differences between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for income tax purposes, measured by the enacted statutory tax rates in effect for the year in which the Company estimates these differences will reverse. The Company must estimate the timing of the reversal of temporary differences, as well as whether taxable income in future periods will be sufficient to fully recognize any gross deferred tax assets. A valuation allowance is provided when it is deemed more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

Other factors which influence the effective tax rate used for financial reporting purposes include changes in enacted statutory tax rates, changes in tax law or policy, changes in the composition of taxable income from the countries in which it operates, the Company's ability to utilize net operating loss and tax credit carryforwards, and changes in unrecognized tax benefits. See Note 7, "Income Taxes" for further discussion.

Topic 740, No. 5, *Accounting for Global Intangible Low-Taxed Income*, states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has elected to account for GILTI in the year the tax is incurred.

Sales and Other Taxes

In certain jurisdictions, both in the U.S. and internationally, various governments and taxing authorities require the Company to assess and collect sales and other taxes, such as value added taxes, on certain services that the Company renders and bills to its customers. The majority of the Company's revenues are not currently subject to these types of taxes. These taxes are not recorded as additional revenues or expenses in the Company's Consolidated Statements of Operations, but are recorded on the Consolidated Balance Sheets as pass-through amounts until remitted.

Foreign Currency

Monetary assets and liabilities denominated in a currency that is different from a reporting entity's functional currency must be remeasured from the applicable currency to the reporting entity's functional currency. The effects of the remeasurement of these assets and liabilities are recognized in the line item "Other Income (Loss)" in the Company's Consolidated Statements of Operations. For operations outside the U.S. whose functional currency is other than the U.S. dollar, results of operations and cash flows are translated into U.S. dollars at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. The resulting translation adjustments, on a net basis, are included in "Other Comprehensive (Loss) Income" in the Company's Consolidated Statements of Comprehensive (Loss) Income, and the accumulated translation adjustment is reported as a component of "Accumulated other comprehensive loss" in the Company's Consolidated Balance Sheets.

Foreign currency transactions for the years ended December 31, 2022, 2021 and 2020 resulted in net losses of $1,259,000, $515,000 and $219,000, respectively.

Advertising Costs

Advertising costs are expensed in the period in which the costs are incurred. Advertising expenses were $1,939,000, $877,000, and $990,000, respectively, for the years ended December 31, 2022, 2021 and 2020.

Adoption of New Accounting Standards

There were no recently issued accounting standards adopted by the Company.

Pending Adoption of Recently Issued Accounting Standards

Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities in accordance with Accounting Standards Codification Topic 606. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022. The adoption of this guidance is not expected to have a material effect on the Company's results of operations, financial condition, or cash flows.

2. Revenue Recognition

Revenue from Contracts with Customers

Revenues are recognized when control of the promised services are transferred to the Company's customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are recognized net of any sales, use or value added taxes collected from customers, which are subsequently remitted to governmental authorities. As the Company completes its performance obligations which are identified below, it has an unconditional right to consideration as outlined in the Company's contracts. Generally, the Company's accounts receivable are expected to be collected in less than two months.

The Company's North America Loss Adjusting and International Operations segments generate revenue for adjusting services provided to insurance companies and self-insured entities related to property and casualty losses caused by physical damage to commercial and residential real property and certain types of personal property. These segments also generate revenues for claims management services provided to insurance companies and self-insured entities related to large, complex losses with technical adjusting and industry experts servicing a broad range of industries. The Company charges on a fee-per-claim basis for each optional purchase of the claims management services exercised by its customer. The Company also performs Legal Services within its International Operations segment. Revenue is recognized over time as the performance obligations are satisfied through the effort expended to research, investigate, evaluate, document and report the claim and control of these services is transferred to the customer. Revenue is recognized based on the claim type for fixed fee claims applied utilizing a portfolio approach based on time elapsed for these claims. For claims billed on a time and expense incurred basis, which are considered variable consideration, the Company recognizes revenue at the amount in which it has the right to invoice for services performed. These methods of revenue recognition are the most accurate depiction of the transfer of the claims management services to the customer. Task assignment services are single optional purchase performance obligations which are generally satisfied at a point in time when the control of the service is transferred to the customer. Therefore, revenue is recognized when the customer receives the service requested.

The following table presents North America Loss Adjusting revenues before reimbursements disaggregated by geography for the years ended December 31, 2022 and 2021:

	(In thousands)	
Year Ended December 31,	**2022**	**2021**
U.S.	$ 176,989	$ 158,451
Canada	97,766	85,338
Total North America Loss Adjusting Revenues before Reimbursements	$ 274,755	$ 243,789

The following table presents International Operations revenues before reimbursements disaggregated by geography for the years ended December 31, 2022 and 2021:

		(In thousands)	
Year Ended December 31,		2022	2021
UK	$	114,327	$ 122,791
Europe		89,777	88,985
Australia		85,651	77,255
Asia		21,652	18,870
Latin America		24,168	23,209
International Loss Adjusting		**335,575**	331,110
UK		7,487	11,325
Australia		9,041	8,525
Latin America		5,349	6,949
Crawford Legal Services		**21,877**	26,799
Total International Operations Revenues before Reimbursements	$	**357,452**	$ 357,909

The Company's Broadspire segment is a third party administrator that generates revenue through its Claims Management and Medical Management service lines.

The Claims Management service line includes Workers' Compensation, Liability, Property and Disability Claims Management. This service line also performs additional services such as Accident & Health claims programs, including Affinity type claims, and disability and leave management services. Each claim referred by the customer is considered an additional optional purchase of claims management services under the agreement with the customer. The transaction price is specified in the contract and is fixed for each service. Revenue is recognized over time as services are provided as the performance obligations are satisfied through the effort expended to research, investigate, evaluate, document, and report the claim and control of these services is transferred to the customer. Revenue is recognized based on historical claim closure rates and claim type applied utilizing a portfolio approach based on time elapsed for these claims as the Company believes this is the most accurate depiction of the transfer of the claims management services to its customer. Broadspire also provides claims management services on a monthly basis for which revenue is recognized over time monthly based on claims received and staff required to complete our claim handling obligations. Broadspire also provides Risk Management Information Services and Account Administration Services. For these non-claim services provided in our Claims Management service line, revenue is recognized over time as services are provided and control of these services is transferred to the customer. Revenue is recognized as time elapses as this is the most accurate depiction of the transfer of the service to the customer.

The Company's obligation to manage claims under the Claims Management service line can range from less than one year, on a one- or two-year basis or for the lifetime of the claim. Under certain claims management agreements, the Company receives consideration from a customer at contract inception prior to transferring services to the customer, however, it would begin performing services immediately. The period between a customer's payment of consideration and the completion of the promised services could be greater than one year. There is no difference between the amount of promised consideration and the cash selling price of the promised services. The fee is billed upfront by the Company in order to provide customers with simplified and predictable ways of purchasing its services and it is customary to invoice service fees when the claim is assigned. The Company considered whether a significant financing component exists and determined that there is not a significant financing component at the contract level.

The Medical Management service line offers case managers who provide administration services by proactively managing medical treatment plans for claimants while facilitating an understanding of and participation in their rehabilitation process. Revenue for Medical Management services is recognized over time as the performance obligations are satisfied through the effort expended to manage the medical treatment for claimants and control of these services is transferred to the customer. Medical Management services are generally billed based on time incurred, are considered variable consideration, and revenue is recognized at the amount in which the Company has the right to invoice for services performed. This method of revenue recognition is the most accurate depiction of the transfer of the Medical Management service to the customer. Medical bill review services provide an analysis of medical charges for clients' claims to identify opportunities for savings. The Company also provides medical bill review services. Medical bill review services revenues are recognized over time as control of the service is transferred to the customer. Revenue is recognized based upon the transfer of the results of the medical bill review service to the customer as this is the most accurate depiction of the transfer of the service to the customer.

The following table presents Broadspire revenues before reimbursements disaggregated by service line for the years ended December 31, 2022 and 2021:

		(In thousands)		
Year Ended December 31,		2022		2021
Claims Management	$	160,039	$	151,342
Medical Management		153,525		149,693
Total Broadspire Revenues before Reimbursements	$	313,564	$	301,035

The Company's Platform Solutions segment principally generates revenues through its Contractor Connection, Networks and Subrogation service lines.

The Contractor Connection service line generates revenue through its independently managed contractor network. Contractor Connection primarily generates revenue by receiving a fee for each project that is sold by its network of contractors. Revenue is recognized at a point in time once the consumer accepts the contractor's proposal as Contractor Connection's performance obligation of referring projects to its contractors has been completed and the Company is entitled to consideration at that time. The contractor takes control of the service upon the consumer's acceptance of the contractor's proposal.

The Networks service line generates revenues for claims management services provided to insurance companies and self-insured entities related to property, casualty and catastrophic losses. Networks also generates revenue by providing on-demand inspection, verification and other task specific field services for businesses and consumers. Revenue is recognized over time as the performance obligations are satisfied through the effort expended to research, investigate, evaluate, document and report the claim and control of these services is transferred to the customer. Revenue is recognized based on the claim type for fixed fee claims, applied utilizing a portfolio approach based on time elapsed for these claims. For claims billed on a time and expense incurred basis, which are considered variable consideration, the Company recognizes revenue at the amount in which it has the right to invoice for services performed. These methods of revenue recognition are the most accurate depiction of the transfer of the claims management services to the customer.

The Subrogation service line provides subrogation recovery and consultative services for the property and casualty insurance industry. Revenue is recognized at a point in time when the subrogation is successful and cash consideration is received.

The following table presents Platform Solutions revenues before reimbursements disaggregated by service line for the years ended December 31, 2022 and 2021:

		(In thousands)		
Year Ended December 31,		2022		2021
Contractor Connection	$	66,236	$	70,249
Networks		156,159		124,728
Subrogation		21,316		4,322
Total Platform Solutions Revenues before Reimbursements	$	243,711	$	199,299

In the normal course of business, the Company incurs certain out-of-pocket expenses that are thereafter reimbursed by its customers. The Company controls the promised good or service before it is transferred to its customer, therefore it is a principal in the transaction. These out-of-pocket expenses and associated reimbursements are reported on a gross basis within expenses and revenues, respectively, in the Company's Consolidated Statements of Operations.

Arrangements with Multiple Performance Obligations

For claims management services, the Company typically has one performance obligation; however, it also provides the customer with an option to acquire additional services. The Company sells multiple types of claims processing and different levels of processing depending on the complexity of the claims. The Company typically provides a menu of offerings from which the customer chooses to purchase at their option. The price of each service is separate and distinct and provides a separate and distinct value to the customer. Pricing is consistent for each service irrespective of the other services or quantities requested by the customer. For example, if the Company provides claims processing for both auto and general liability, those services are priced and delivered independently. These additional services represent optional purchases of additional claims management services and do not represent arrangements with multiple performance obligations.

Performance-based fees

The Company has contracts with certain clients within its International Operations that provide for additional fee revenues or revenue reductions based on its efficiency in managing claim portfolios and on the basis of claim outcomes and the resulting average claim costs for the respective portfolios. These amounts are in addition to, or a reduction of, the fee revenues discussed above. These performance-based revenues, which represent variable consideration, are based on performance metrics set forth in the underlying contracts. These are generally under multi-year contracts but with discrete individual contract year measurement periods that remain subject to adjustment until claim closure. Each period, the Company bases its estimates of performance-based revenues on an individual contract year basis, which are subject to adjustment in future years based on changes in average claim costs. Accordingly, the amounts represent the Company's best estimate of amounts earned using historical averages and other factors. Because the expectation of the ultimate contingent revenue amounts to be earned can vary from period to period, these estimates might change significantly from quarter to quarter, and such adjustments may occur in future periods until the individual contract year measurement period is closed. Variable consideration is recognized when the Company concludes, based on all the facts and information available at the reporting date, that it is probable that a significant revenue reversal will not occur in future periods.

Contract Balances

The timing of revenue recognition, billings and cash collections result in billed accounts receivables, contract assets (reported as unbilled revenues at estimated billable amounts) and contract liabilities (reported as deferred revenues) on the Company's Consolidated Balance Sheets. Unbilled revenues are a contract asset for revenue that has been recognized in advance of billing the customer, resulting from professional services delivered that we expect and are entitled to receive as consideration under certain contracts. Billing requirements vary by contract but substantially all unbilled revenues are billed within one year.

When the Company receives consideration from a customer prior to transferring services to the customer under the terms of certain claims management agreements, it records deferred revenues on the Company's Consolidated Balance Sheets, which represents a contract liability. These fixed-fee service agreements typically result from the Broadspire segment and require the Company to handle claims on either a one- or two-year basis, or for the lifetime of the claim. In cases where it handles a claim on a non-lifetime basis, the Company typically receives an additional fee on each anniversary date that the claim remains open. For service agreements where it provides services for the life of the claim, the Company is paid one upfront fee regardless of the duration of the claim. The Company recognizes deferred revenues as revenues as it performs services and transfers control of the services to the customer and satisfies the performance obligation which it determines utilizing a portfolio approach.

The Company's deferred revenues for claims handled for one or two years are not as sensitive to changes in claim closing rates since the performance obligations are satisfied within a fixed length of time. Deferred revenues for lifetime claim handling are more sensitive to changes in claim closing rates since the Company is obligated to handle these claims to conclusion with no additional fees received for long-lived claims. As of December 31, 2022, deferred revenues related to lifetime claim handling arrangements approximated $39,427,000. For all fixed fee service agreements, revenues are recognized over the expected service periods, by type of claim. Based upon its historical averages, the Company closes approximately 99% of all cases referred to it under lifetime claim service agreements within five years from the date of referral. Also, within that five-year period, the percentage of cases remaining open in any one particular year has remained relatively consistent from period to period. Each quarter the Company evaluates its historical case closing rates by type of claim utilizing a portfolio approach and makes adjustments to deferred revenues as necessary. As a portfolio approach is utilized to recognize deferred revenues, any changes in estimates will impact timing of revenue recognition and any changes in estimates are recognized in the period in which they are determined.

The table below presents the deferred revenues balance as of January 1, 2022 and the significant activity affecting deferred revenues during the year ended December 31, 2022:

(In Thousands)	
Deferred Revenue	
Balance at January 1, 2022	$ 55,905
Annual additions	74,355
Revenue recognized from prior periods	(34,706)
Revenue recognized from current year additions	(41,535)
Balance as of December 31, 2022	$ 54,019

Remaining Performance Obligations

As of December 31, 2022, the Company had $90,433,000 of remaining performance obligations related to claims and non-claims services in which the price is fixed. Remaining performance obligations consist of deferred revenues as well as certain unbilled receivables where the claim processing has not yet occurred. The Company expects to recognize approximately 66% of our remaining performance obligations as revenues within one year and the remaining balance thereafter. See the discussion below regarding the practical expedients elected for the disclosure of remaining performance obligations.

Costs to Obtain a Contract

The Company has a sales incentive compensation program where remuneration is based on the revenues recognized in the period and does not represent an incremental cost to the Company which provides a future benefit expected to be longer than one year. As a result, this remuneration would not meet the criteria to be capitalized and presented as a contract asset on the Company's Consolidated Balance Sheets.

Practical Expedients Elected

As a practical expedient, the Company does not adjust the consideration in a contract for the effects of a significant financing component it expects, at contract inception, when the period between a customer's payment of consideration and the transfer of promised services to the customer will be one year or less.

For claims management services that are billed on a time and expense incurred or per unit basis and revenue is recognized over time, the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

The Company does not disclose the value of remaining performance obligations for (i) contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed, and (ii) contracts with variable consideration allocated entirely to a single performance obligation.

3. Business Acquisitions and Dispositions

Lloyd Warwick International Disposition

On June 12, 2020, the Company sold its 51% interest in Lloyd Warwick International ("LWI") to a third party for cash proceeds of $19,600,000 and payment of $3,600,000 to settle intercompany indebtedness. The Company recognized an additional $700,000 related to net working capital adjustments under the terms of the acquisition agreement, which increased the purchase price to $20,300,000. The Company recognized a total gain of $14,700,000 ($11,700,000 net of tax) on the disposition for the year ended December 31, 2020.

WeGoLook, LLC Acquisition

On July 21, 2020, the Company acquired the remaining 15% membership interests of WeGoLook, LLC for $310,000. The Company accounted for this subsequent acquisition as an equity transaction in accordance with ASC 810-10, "Consolidation". The non-compete agreements with the former minority members were terminated under the terms of the purchase agreement. As a result, the Company recognized $1,100,000 of accelerated amortization on the non-compete agreement in 2020.

Crawford Carvallo Acquisition

On October 1, 2020, the Company acquired most of the remaining 85% equity interests in Crawford Carvallo ("Carvallo") and its subsidiaries. Crawford Carvallo is a leading provider of loss adjusting, claims management solutions and legal services in Chile. The Company held a 15% interest in Crawford Carvallo prior to this acquisition. In 2020, the Company recognized a pretax gain of $1,099,000 from the remeasurement of the previously held noncontrolling interest to the $3,047,000 fair value.

The acquisition was funded primarily through additional borrowings under the Company's credit facility. The purchase price included an initial cash payment of $11,583,000 and a maximum of $11,700,000 payable over the next six years based on achievement of certain EBITDA performance goals as set forth in the purchase agreement. The acquisition accounting was based on the fair value of the acquisition consideration transferred to the sellers, assets acquired and liabilities assumed as of the acquisition date. At the acquisition date, the fair value of the contingent consideration payable was estimated to be $5,808,000. At December 31, 2022, there were no material changes in the range of expected outcomes or the fair value of the contingent consideration from the acquisition date. Significant assumptions and estimates used in the valuation of intangible assets and contingent consideration included, but were not limited to future expected cash flows, including projected revenues and expenses, estimated customer attrition rates, and the applicable discount rates. These assumptions and estimates were level 3 inputs and based on assumptions that the Company believes to be reasonable. However, actual results may differ from these estimates.

Final acquisition accounting for this acquisition was completed as of December 31, 2021. Adjustments recorded during the year ended December 31, 2021 included an additional goodwill and deferred tax liability of $2,237,000. The financial results of certain of the Company's international subsidiaries, including Crawford Carvallo, are included in the Company's consolidated financial statements on a two-month delayed basis.

HBA Group Acquisition

On November 1, 2020, the Company acquired 100% of HBA Group and its subsidiaries ("HBA") in Australia. HBA is a legal services provider that complements the Company's International Operations segment in Australia.

The acquisition was funded primarily through additional borrowings under the Company's credit facility. The purchase price included an initial cash payment of $4,026,000 and a maximum of $3,200,000 payable over four years based on achievement of certain revenue and EBITDA performance goals as set forth in the purchase agreement. The acquisition accounting was based on the fair value of the acquisition consideration transferred to the sellers, assets acquired, and liabilities assumed as of the acquisition date. At the acquisition date, the fair value of the contingent consideration payable was estimated to be $2,409,000. At December 31, 2022, there were no material changes in the range of expected outcomes or the fair value of the contingent consideration from the acquisition date. Significant assumptions and estimates used in the valuation of intangible assets and contingent consideration included, but were not limited to future expected cash flows, including projected revenues and expenses, estimated customer attrition rates, and the applicable discount rates. These assumptions and estimates were level 3 inputs and based on assumptions that the Company believes to be reasonable. However, actual results may differ from these estimates.

Final acquisition accounting for this acquisition was completed as of March 31, 2022. Adjustments recorded during the first quarter included a reduction in goodwill and deferred tax liability of $827,000. The financial results of certain of the Company's international subsidiaries, including HBA, are included in the Company's consolidated financial statements on a two-month delayed basis.

edjuster Inc. Acquisition

On August 23, 2021, the Company acquired 100% of edjuster Inc. in Canada and its U.S. subsidiary (collectively "edjuster"). edjuster is a technology-enabled, end-to-end contents services provider and platform. This acquisition enables the Company to expand its capability in the North American claims contents services market. The purchase price included an initial cash payment of $20,875,000, a working capital adjustment of $433,000, and an earn-out potential up to $13,334,000 based on the achievement of certain EBITDA performance goals over two one-year periods, beginning January 2022. The acquisition was funded primarily through additional borrowings under the Company's credit facility.

Goodwill is attributable to the assembled workforce acquired, and expected revenue and cost synergies as a result of the combination of the companies. The Company does not expect that goodwill attributable to the acquisition will be deductible for tax purposes.

The preliminary acquisition accounting was based on the fair value of the acquisition consideration transferred to the sellers, assets acquired and liabilities assumed as of the acquisition date. At the acquisition date, the fair value of the contingent consideration payable was estimated to be $2,437,000. At December 31, 2022, there were no material changes in the range of expected outcomes and the fair value of the contingent consideration from the acquisition date. Significant assumptions and estimates used in the valuation of intangibles and contingent consideration included, but were not limited to future expected cash flows, including projected revenues and expenses, estimated customer attrition rates, royalty rates, and the applicable discount rates. These assumptions and estimates were level 3 inputs and based on assumptions that the Company believes to be reasonable. However, actual results may differ from these estimates.

Final acquisition accounting for this acquisition was completed as of September 30, 2022.

Praxis Consulting Acquisition

On October 1, 2021, the Company acquired the assets of Praxis Consulting ("Praxis"), an established subrogation claims service provider in the U.S. The acquisition allows the Company to expand its footprint in the U.S. subrogation claims market.

The acquisition was funded primarily through additional borrowings under the Company's credit facility. The purchase price included a cash payment of $21,544,000, a working capital adjustment payable of $735,000, a deferred cash payment of $20,000,000 which was paid in February 2022, and an earn-out potential up to $10,000,000 based on the achievement of certain revenue performance goals over two one-year periods, beginning February 2022. The acquisition accounting was based on the fair value of the acquisition consideration transferred to the sellers, assets acquired and liabilities assumed as of the acquisition date. The fair value of the contingent consideration payable increased to $7,943,000 at December 31, 2022 from $4,068,000 at the acquisition date based on revised internal revenue forecasts. Accordingly, the Company recognized $3,875,000 from changes in the fair value of contingent consideration related to this acquisition in "Selling, general, and administrative expenses" on the Consolidated Statement of Operations during the year ended December 31, 2022. Significant assumptions and estimates used in the valuation of intangible assets and contingent consideration included, but were not limited to future expected cash flows, including projected revenues and expenses, estimated customer attrition rates, and the applicable discount rates. These assumptions and estimates were level 3 inputs and based on assumptions that the Company believes to be reasonable. However, actual results may differ from these estimates.

Goodwill is attributable to the synergies of the work force in place and business resources as a result of the combination of the companies. The Company expects that goodwill attributable to the acquisition will be deductible for tax purposes.

Final acquisition accounting for this acquisition was completed as of December 31, 2022.

BosBoon Expertise Group B.V. Acquisition

On October 1, 2021, the Company acquired BosBoon Expertise Group B.V. ("BosBoon"), a specialist loss adjusting company based in the Netherlands. The acquisition supports the Company's strategic aim of strengthening its expertise in all key territories in which it operates. BosBoon offers a specialist range of loss adjusting services which were added to the existing loss adjusting proposition in the Netherlands.

The acquisition was funded primarily through additional borrowings under the Company's credit facility. The purchase price included an initial cash payment of $2,066,000, net of working capital adjustments, and an earn-out potential up to $1,854,000 based on the achievement of EBITDA performance goals and other nonfinancial milestones over two one-year periods, beginning January 2022.

The acquisition accounting was based on the fair value of the acquisition consideration transferred to the sellers, assets acquired and liabilities assumed as of the acquisition date. At the acquisition date, the fair value of the contingent consideration payable was estimated to be $568,000. At December 31, 2022, there were no material changes in the range of expected outcomes and the fair value of the contingent consideration from the acquisition date. Significant assumptions and estimates used in the valuation of intangible assets and contingent consideration included, but were not limited to future expected cash flows, including projected revenues and expenses, estimated customer attrition rates, and the applicable discount rates. These assumptions and estimates were level 3 inputs and based on assumptions that the Company believes to be reasonable. However, actual results may differ from these estimates.

Final acquisition accounting for this acquisition was completed as of December 31, 2022.

R.P. van Dijk B.V. Acquisition

On April 1, 2022, the Company purchased assets associated with R.P. van Dijk B.V. ("Van Dijk"), a bodily injury loss adjusting company based in the Netherlands. The acquisition was funded primarily through additional borrowings under the Company's credit facility. The purchase price includes an initial cash consideration of $4,313,000, and an earn-out potential up to $2,200,000 payable over the next two years based on the achievement of revenue performance goals and other nonfinancial milestones over two one-year periods, beginning April 2022.

This acquisition expands the Company's network in the Netherlands and strengthen its bodily injury loss adjusting service offering by adding a highly qualified team of adjusters experienced in managing complex loss events resulting in injury or death, as well as handling medical liability claims. The acquisition supports the Company's strategic aim of strengthening its expertise in all key territories in which it operates.

The acquisition accounting is based on the fair value of the acquisition consideration transferred to the sellers, assets acquired and liabilities assumed as of the acquisition date. At the acquisition date, the fair value of the contingent consideration payable was estimated to be $1,342,000. At December 31, 2022, there were no material changes in the range of expected outcomes and the fair value of the contingent consideration from the acquisition date. Significant assumptions and estimates used in the valuation of intangible assets and contingent consideration included, but were not limited to future expected cash flows, including projected revenues and expenses, estimated customer attrition rates, and the applicable discount rates. These assumptions and estimates were level 3 inputs and based on assumptions that the Company believes to be reasonable. However, actual results may differ from these estimates.

The Company is in the process of reviewing the fair value of the assets and liabilities assumed, including, but not limited to intangible assets, unbilled receivables, accrued expenses, tax liabilities and goodwill. As additional information becomes available, the Company may further revise its preliminary acquisition accounting during the remainder of the measurement period, which will not exceed 12 months from the date of acquisition. The Company may update certain assumptions and inputs to incorporate additional information obtained subsequent to the closing of the transaction related to facts and circumstances that existed as of the acquisition date.

The financial results of certain of the Company's international subsidiaries, including BosBoon and Van Dijk, are included in the Company's consolidated financial statements on a two-month delayed basis. Van Dijk reported $1,400,000 of revenue in the International Operations segment for the year ended December 31, 2022 since the date of acquisition.

Fair Value of Assets Acquired and Liabilities Assumed

Assets acquired and liabilities assumed as of acquisition date are presented in the following table:

	HBA Group November 1, 2020	edjuster Inc. August 23, 2021	Praxis Consulting October 1, 2021	BosBoon Expertise Group B.V. October 1, 2021	R.P. van Dijk B.V. April 1, 2022
			(In thousands)		
Tangible assets					
Cash and cash equivalents	$ 240	$ 1,723	$ —	$ —	$ —
Accounts receivable	1,081	1,518	119	469	—
Unbilled revenues	598	1,531	—	597	509
Right-of-use lease assets	1,502	418	430	586	—
Other assets	205	1,520	316	75	231
Total tangible assets	3,626	6,710	865	1,727	740
Intangible assets					
Customer relationships	1,574	5,346	20,000	1,384	3,215
Developed technology	—	2,673	1,500	—	—
Non-compete agreements	—	157	225	346	347
Tradenames	—	1,101	2,125	—	—
Goodwill	5,406	12,881	26,195	1,571	1,423
Total intangible assets	6,980	22,158	50,045	3,301	4,985
Total assets acquired	10,606	28,868	50,910	5,028	5,725
Liabilities assumed					
Current liabilities	2,532	2,066	4,133	1,430	70
Operating lease liabilities	1,502	418	430	586	—
Tax liabilities	137	2,639	—	378	—
Total liabilities assumed	4,171	5,123	4,563	2,394	70
Net assets acquired	$ 6,435	$ 23,745	$ 46,347	$ 2,634	$ 5,655
Purchase price (cash)	$ 4,026	$ 20,875	$ 21,544	$ 2,066	$ 4,313
Deferred purchase consideration payable	—	433	20,735	—	—
Fair value of contingent consideration	2,409	2,437	4,068	568	1,342
Fair value of total consideration transferred	$ 6,435	$ 23,745	$ 46,347	$ 2,634	$ 5,655

Acquired intangible assets include customer relationships, tradenames and developed technologies. Intangible assets were valued using the multi-period excess earnings or the relief-from-royalty methods, both are forms of the income approach which utilizes a forecast of future cash flows generated from the use of each asset. The following table shows the preliminary fair values assigned to identifiable intangible assets acquired as part of the acquisitions above:

	Fair Value	Weighted-Average Amortization Period (Years)
	(In thousands)	
Amortizable tangible assets		
Customer relationships	$ 31,519	14
Developed technology	4,173	9
Non-compete agreements	1,075	5
Tradenames	3,226	10
Total amortizable intangible assets	$ 39,993	

4. Goodwill and Intangible Assets

Goodwill

The following table shows the changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021:

	North America Loss Adjusting		International Operations		Broadspire		Platform Solutions		Total	
					(In thousands)					
Balance at December 31, 2020:										
Goodwill	$	73,163	$	81,610	$	108,707	$	39,229	$	302,709
Accumulated impairment losses		(68,261)		(58,987)		(100,437)		(8,487)		(236,172)
Net goodwill	$	4,902	$	22,623	$	8,270	$	30,742	$	66,537
2021 Activity:										
Goodwill of acquired businesses	$	14,371	$	2,310	$	3,934	$	26,195	$	46,810
Adjustments to prior acquisitions		1,074		430		733		-		2,237
Foreign currency effects		358		452		-		132		942
Balance at December 31, 2021:										
Goodwill	$	88,966	$	84,802	$	113,374	$	65,556	$	352,698
Accumulated impairment losses		(68,261)		(58,987)		(100,437)		(8,487)		(236,172)
Net goodwill	$	20,705	$	25,815	$	12,937	$	57,069	$	116,526
2022 Activity:										
Goodwill of acquired businesses	$	-	$	1,423	$	-	$	-	$	1,423
Adjustments to prior acquisitions		-		(828)		-		-		(828)
Impairment of goodwill		(3,365)		(22,792)		-		(10,651)		(36,808)
Foreign currency effects		(73)		(3,618)		-		-		(3,691)
Balance at December 31, 2022:										
Goodwill	$	88,893	$	81,779	$	113,374	$	65,556	$	349,602
Accumulated impairment losses	$	(71,626)	$	(81,779)	$	(100,437)	$	(19,138)	$	(272,980)
Net goodwill	$	17,267	$	-	$	12,937	$	46,418	$	76,622

In accordance with the accounting guidance, the Company performed a goodwill impairment assessment immediately before and after the January 1, 2022 change in operating segments, neither of which resulted in any additional impairment charges.

During the second quarter of 2022, the Company identified a goodwill impairment indicator in its International Operations reporting unit as a result of lower operating results compared with forecast. The Company performed an interim quantitative goodwill impairment test and determined no goodwill impairment existed.

During the third quarter of 2022, the Company identified goodwill impairment indicators in its International Operations reporting unit and Crawford Legal Services reporting unit, which are reflected in its International Operations reportable segment, as a result of a reduction in forecasted revenue and earnings, higher interest rates, and a lower Crawford & Company stock price. The Company also identified goodwill impairment indicators in its North America Loss Adjusting and Platform Solutions reportable segments related to the edjuster Inc. and Praxis Consulting reporting units, respectively, as these reporting units had minimal historical excesses of fair values over their carrying values due to being recent acquisitions, given higher interest rates and a lower Crawford & Company stock price. As a result of these indicators, the Company performed an interim quantitative goodwill impairment test as of August 31, 2022 and recognized a non-cash pretax goodwill impairment of $36,808,000. The goodwill impairment charge reduced the carrying value of goodwill in the Company's edjuster Inc. and Praxis Consulting reporting units by $3,366,000 and $10,650,000, respectively. Goodwill related to the Company's International Operations and Crawford Legal Services reporting units were fully impaired with charges of $19,640,000 and $3,152,000, respectively.

The key assumptions used in estimating the fair value of its reporting units as of August 31, 2022 utilizing the income approach include the discount rate and the terminal growth rate. The discount rates utilized in estimating the fair value of its reporting units as of August 31, 2022 range between 15.5% and 18.0%, reflecting the assessment of a market participant's view of the risks associated with the projected cash flows. The terminal growth rate used in the analysis was 2.0%. The assumptions used in estimating the fair values are based on currently available data and management's best estimates of revenues, EBITDA margins, and cash flows and, accordingly, a change in market conditions or other factors could have a material effect on the estimated values. There are inherent uncertainties related to the assumptions used and to management's application of these assumptions.

During the fourth quarter of 2022, for purposes of its October 1 annual impairment test, the Company elected to perform a qualitative assessment of goodwill considering the most recent quantitative assessment performed as of August 31, 2022. Based on the qualitative assessment, no events or circumstances were identified that indicated it was more likely than not that the carrying values of the reporting units exceeded their fair values.

During 2021, the Company performed its goodwill impairment testing. The estimated fair value of each reporting unit tested exceeded its carrying value.

Intangible Assets

The following is a summary of finite-lived intangible assets acquired through business acquisitions as of December 31, 2022 and 2021:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted- Average Amortization Period
	(In thousands, except years)			
December 31, 2022:				
Customer relationships	$ **157,463**	$ **(113,085)**	$ **44,378**	**9.7 years**
Technology-based	**21,905**	**(13,169)**	**8,736**	**5.4 years**
Trade name	**5,840**	**(2,437)**	**3,403**	**5.8 years**
Other	**6,759**	**(5,772)**	**987**	**3.9 years**
Total	$ **191,967**	$ **(134,463)**	$ **57,504**	**7.6 years**
December 31, 2021:				
Customer relationships	$ 160,652	$ (111,176)	$ 49,477	9.4 years
Technology-based	22,293	(11,552)	10,741	5.4 years
Trade name	6,393	(2,187)	4,206	7.0 years
Other	7,944	(5,706)	2,238	4.6 years
Total	$ 197,283	$ (130,620)	$ 66,663	6.7 years

Amortization of finite-lived intangible assets was $7,836,000, $11,029,000, and $11,653,000 for the years ended December 31, 2022, 2021, and 2020, respectively. These amortization expenses were excluded from segment operating earnings (see Note 13, "Segment and Geographic Information"). Intangible assets subject to amortization are amortized on a straight-line basis over lives ranging from 2 to 20 years.

At December 31, 2022, annual estimated aggregate amortization expense for intangible assets subject to amortization for the next five years is as follows:

Year Ending December 31,	Annual Amortization Expense
	(In thousands)
2023	$ 7,445
2024	7,152
2025	6,980
2026	6,807
2027	5,279

The following is a summary of indefinite-lived intangible assets at December 31, 2022 and 2021:

	Gross Carrying Amount	Accumulated Impairments	Net Carrying Value
	(In thousands)		
December 31, 2022:			
Trade names	$ **32,608**	$ **(2,072)**	$ **30,536**
December 31, 2021:			
Trade names	$ 32,608	$ (1,656)	$ 30,952

5. Short-Term and Long-Term Debt, Including Finance Leases

Long-term debt consisted of the following at December 31, 2022 and 2021:

December 31,	2022	2021
	(In thousands)	
Credit Facility	$ 238,604	$ 174,594
Finance lease and other obligations	254	425
Total long-term debt and finance leases	238,858	175,019
Less: portion of Credit Facility classified as short-term	(26,966)	(10,616)
Less: current installments of finance leases and other obligations	(82)	(88)
Total long-term debt and finance leases, less current installments	$ 211,810	$ 164,315

On November 5, 2021, the Company, its subsidiaries Crawford & Company Risk Services Investments Limited (the "U.K. Borrower"), Crawford & Company (Canada) Inc. (the "Canadian Borrower") and Crawford & Company (Australia) Pty. Ltd. (the "Australian Borrower") (the Company, together with such subsidiaries, as borrowers (the "Borrowers")), Bank of America, N.A., as administrative agent and a lender ("Bank of America"), Wells Fargo Bank, National Association and Truist Bank as co-syndication agents and lenders, HSBC Bank USA, National Association and PNC Bank, N.A., as co-documentation agents and lenders, and the other lenders party thereto, entered into a Credit Facility (the "Credit Facility"), which replaced our prior agreement, dated as of December 8, 2011, by and among, inter alia, the Borrowers, Wells Fargo and the other lenders from time to time party thereto, as subsequently amended. In connection with the Credit Facility, the Company, the Company's guarantor subsidiaries party thereto and Bank of America entered into an Security and Pledge Agreement (the "Security and Pledge Agreement") and a Guaranty Agreement (the "Guaranty Agreement"), each dated as of the date of the Credit Facility.

The Credit Facility consists of a $450,000,000 revolving credit facility, with a letter of credit sub-commitment of $125,000,000. The Credit Facility contains sublimits of $250,000,000 for borrowings by the U.K. Borrower, $125,000,000 for borrowings by the Canadian Borrower, and $75,000,000 for borrowings by the Australian Borrower. The Credit Facility matures, and all amounts outstanding thereunder, will be due and payable on November 5, 2026. Borrowings under the Credit Facility may be made in U.S. dollars, Euros, the currencies of Canada, Japan, Australia or United Kingdom and, subject to the terms of the Credit Facility, other currencies.

Borrowings under the Credit Facility bear interest, at the option of the applicable Borrower, based on the Base Rate (as defined below) or a Eurocurrency Rate or an alternative reference rate, in each case plus an applicable interest margin based on the Company's leverage ratio (as defined below), provided that borrowings in foreign currencies may bear interest based on alternative reference rate. The Credit Facility defines Benchmark Replacement to encompass accepted alternative reference rates when the London Interbank Offered Rate ("LIBOR") is no longer quoted. The Credit Facility defines alternative reference rates for non-U.S. Dollar currencies as Alternative Currency Term Rates or Alternative Currency Daily Rates. The interest margin for Eurocurrency Rate or alternative reference rate loans ranges from 1.00% to 1.625% and for Base Rate loans ranges from 0.00% to 0.625%. Base Rate is defined as the highest of (a) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 0.50%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate" and (c) the Eurocurrency rate plus 1.00%, subject to interest rate floors, with a minimum rate of zero. The weighted average interest rates under our Credit Facility were 3.3%, 2.2%, and 2.8% for the years ending December 31, 2022, 2021, and 2020, respectively.

At December 31, 2022, a total of $211,810,000 was outstanding and there was an undrawn amount of $8,777,000 under the letters of credit sub-commitment of the Credit Facility. These letter of credit commitments were for the Company's own obligations. Including the amounts committed under the letters of credit sub-commitment, the available borrowing capacity under the Credit Facility totaled $205,235,000 at December 31, 2022.

The obligations of the Borrowers under the Credit Facility are guaranteed by each existing material domestic subsidiary of the Company, certain other domestic subsidiaries of the Company and certain existing material foreign subsidiaries of the Company that are disregarded entities for U.S. income tax purposes (each such foreign subsidiary, a "Disregarded Foreign Subsidiary"), and such obligations are required to be guaranteed by each subsequently acquired or formed material domestic subsidiary and Disregarded Foreign Subsidiary (each, a "Guarantor"), and the obligations of the Borrowers other than the Company ("Foreign Borrowers") for which the Company is not the primary obligor are also guaranteed by the Company. In addition, (i) the Borrowers' obligations under the Credit Facility are secured by a first priority lien (subject to liens permitted by the Credit Facility) on substantially all of the personal property of the Company and the Guarantors as set forth in the Security and Pledge Agreement and (ii) the obligations of the Foreign Borrowers are secured by a first priority lien on 100% of the capital stock of the Foreign Borrowers.

The representations, covenants and events of default in the Credit Facility are customary for financing transactions of this nature, including required compliance with a minimum interest coverage ratio and a maximum leverage ratio (each as defined below).

Under the Credit Facility, the consolidated total leverage ratio, defined as the ratio of (i) consolidated total funded debt minus unrestricted cash (generally cash held in the U.S., U.K., Canada and Australia) to (ii) consolidated EBITDA, must not be greater 4.50 to 1.00 at the end of each fiscal quarter. Also, the consolidated interest coverage ratio, defined as the ratio of (a) consolidated EBITDA to (b) consolidated interest expense, must not be less than 2.50 to 1.00 for the four-quarter period ending at the end of each fiscal quarter.

At December 31, 2022, the Company was in compliance with the financial covenants under the Credit Facility. If the Company does not meet the covenant requirements in the future, it would be in default under the Credit Facility. Upon the occurrence of an event of default, the lenders may terminate the loan commitments, accelerate all loans and exercise any of their rights under the Credit Facility and ancillary loan documents.

Short-term borrowings under the Credit Facility totaled $26,966,000 and $10,616,000 at December 31, 2022 and 2021, respectively. The Company expects, but is not required, to repay all of such short-term borrowings at December 31, 2022 in 2023.

The Company's finance leases are primarily comprised of equipment leases with terms ranging from 24 to 60 months.

Interest expense, including amortization of capitalized loan costs, on the Company's short-term and long-term borrowings was $10,966,000, $6,983,000, and $8,187,000 for the years ended December 31, 2022, 2021, and 2020, respectively. Interest paid on the Company's short-term and long-term borrowings was $9,500,000, $5,631,000, and $7,152,000 for the years ended December 31, 2022, 2021, and 2020, respectively.

Principal repayments of long-term debt, including current portions, finance leases and other obligations, as of December 31, 2022 are expected to be as follows, assuming no prepayments or extensions beyond the stated maturity:

Year Ending December 31,	Long-term Debt		Finance Lease and Other Obligations (In thousands)		Total	
2023	$	26,966	$	82	$	27,048
2024		—		165		165
2025		—		7		7
2026		211,638		—		211,638
2027		—		—		—
Total	$	238,604	$	254	$	238,858

6. Lease Commitments

The Company determines if an arrangement is a lease at inception. The Company's and its subsidiaries' leases include office space, computer equipment, and automobiles under operating and finance leases. These lease agreements have remaining lease terms of 1 to 10 years. Some of these lease agreements include options to extend the leases for up to 6 years, options to terminate the leases within 1 year, rental escalation clauses and periodic adjustments for inflation, all of which are considered in the determination of lease payments. These lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For leases with terms greater than 12 months, the Company records the related right-of-use asset and lease liability at the present value of the fixed lease payments over the term. Variable lease payments are not included in the calculation of the right-of-use asset and lease liability. The Company does not separate non-lease components from lease components and instead accounts for each as a single lease component for all classes of its assets. The Company applies a portfolio approach to effectively account for the right-of-use asset and lease liability for certain equipment leases.

When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company's leases do not provide a readily determinable implicit rate. Therefore, the Company must estimate its incremental borrowing rate to discount the lease payments based on information available at lease commencement.

The Company's finance leases are not material as of the year ended December 31, 2022 and are excluded from the disclosures below. The following table presents the lease-related assets and liabilities recorded on the Company's Consolidated Balance Sheets related to its operating leases:

(in thousands)	Classification on Balance Sheet	December 31, 2022	December 31, 2021
Assets:			
Operating lease	Operating lease right-of-use assets, net	$ 93,334	$ 99,369
Liabilities:			
Current operating lease liabilities	Current operating lease liabilities	22,910	25,238
Noncurrent operating lease liabilities	Noncurrent operating lease liabilities	84,628	88,408
Total operating lease liabilities		$ 107,538	$ 113,646
Weighted-Average Remaining Lease Term		5.64 years	6.16 years
Weighted-Average Discount Rate		5.4%	5.1%

The components of operating lease costs within the Company's Consolidated Statements of Operations consisted of the following:

	Year Ended	
(in thousands)	December 31, 2022	December 31, 2021
Operating lease cost	$ 31,860	$ 38,492
Variable lease cost	8,438	5,177
Sublease income	167	3,875

Supplemental cash flow information related to operating leases were as follows:

	Year Ended	
(in thousands)	December 31, 2022	December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows for operating leases	$ 31,820	$ 40,251
Right-of-use assets obtained in exchange for lease obligations	$ 27,389	$ 22,168

Future undiscounted operating lease payments reconciled to total operating lease liabilities are as follows:

(in thousands)	December 31, 2022
2023	$ 28,023
2024	24,670
2025	18,989
2026	15,317
2027	11,891
Thereafter	26,515
Total undiscounted lease payments	125,405
Less imputed interest	(17,867)
Present value of future lease payments	$ 107,538

The Company has entered into operating lease agreements that have not yet commenced as of December 31, 2022 with legally binding minimum lease payments of $2,155,457. The leases are expected to commence during the three months ended March 31, 2023, and have lease terms of 5 years.

7. Income Taxes

Income before income taxes consisted of the following:

Year Ended December 31,	2022	2021	2020
	(In thousands)		
U.S.	$ 39,297	$ 39,569	$ (1,029)
Foreign	(34,251)	4,295	40,117
Income before income taxes	$ 5,046	$ 43,864	$ 39,088

The provision for income taxes consisted of the following:

Year Ended December 31,	2022	2021	2020
	(In thousands)		
Current:			
U.S. federal and state	$ 12,336	$ 11,070	$ 12,561
Foreign	3,845	5,238	8,457
Deferred:			
U.S. federal and state	(1,523)	(126)	(8,870)
Foreign	8,920	(2,866)	(135)
Provision for income taxes	$ 23,578	$ 13,316	$ 12,013

Net cash payments for income taxes were $20,866,000, $24,936,000, and $12,216,000 in 2022, 2021, and 2020, respectively.

The provision for income taxes is reconciled to the federal statutory income tax rate of 21% in 2022, 2021, and 2020, as follows:

Year Ended December 31,	2022	2021	2020
		(In thousands)	
Federal income taxes at statutory rate	$ 1,060	$ 9,211	$ 8,208
State income taxes, net of federal benefit	3,087	2,310	325
Goodwill impairment	4,221	—	2,322
Foreign taxes	3,232	2,896	3,328
Change in valuation allowance	11,611	(1,185)	(374)
Research and development credits	(400)	(436)	(1,001)
Foreign tax credits	(492)	(1,083)	(1,150)
Nondeductible meals and entertainment	439	254	377
Change in permanent reinvestment assertion	320	627	776
Disposals and liquidations of businesses	188	—	(935)
Global intangible low-tax income, net of credits	—	531	(54)
Foreign-derived intangible income deduction	(189)	(94)	(115)
Tax rate changes	(36)	(431)	(359)
Other	537	716	665
Provision for income taxes	$ 23,578	$ 13,316	$ 12,013

The Company's consolidated effective income tax rate may change periodically due to changes in enacted statutory tax rates, changes in tax law or policy, changes in the composition of taxable income from the countries in which it operates, the Company's ability to utilize net operating loss and tax credit carryforwards, and changes in unrecognized tax benefits.

The Company's effective income tax rate in 2022 was impacted by the goodwill impairment and change in valuation allowances for certain foreign jurisdictions, primarily the U.K. The Company's effective income tax rate in 2021 was impacted by enacted foreign tax rate changes, change in valuation allowances for certain jurisdictions, and deferred taxes attributable to certain undistributed foreign earnings that are no longer permanently reinvested. The Company's effective income tax rate in 2020 was impacted by goodwill impairment charges, disposals and liquidations of businesses, and deferred taxes attributable to undistributed foreign earnings that are no longer permanently reinvested.

The Company maintained its permanent reinvestment position on a portion of prior year undistributed earnings for certain foreign operations and accrued deferred taxes attributable to these earnings. Beyond these earnings the Company has not changed the reinvestment assertion on its undistributed earnings or other outside basis differences of its remaining foreign subsidiaries. Excluding the operations that are not permanently reinvested, no additional income or withholding taxes have been provided for indefinitely reinvested undistributed foreign earnings, other than those previously taxed nor have any taxes been provided for outside basis difference inherent in these entities as these amounts continue to be indefinitely reinvested in foreign operations. The Company has estimated that it has book over tax basis differences of approximately $70,937,000. Due to withholding tax, basis computations, and other related tax considerations, it is not practicable to estimate any taxes to be provided on outside basis differences at this time.

Topic 740, No. 5, *Accounting for Global Intangible Low-Taxed Income*, states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has elected to account for GILTI in the year the tax is incurred.

Deferred income taxes consisted of the following at December 31, 2022 and 2021:

	2022	2021
	(In thousands)	
Accounts receivable allowance	$ 2,672	$ 1,386
Accrued compensation	11,256	16,182
Accrued pension liabilities	1,878	—
Self-insured risks	4,252	5,280
Deferred revenues	5,114	5,045
Interest	2,684	2,907
Tax credit carryforwards	1,285	3,326
Loss carryforwards	29,362	28,122
Lease liability	27,445	28,547
Other	1,755	2,218
Gross deferred income tax assets	87,703	93,013
Unbilled revenues	8,944	6,290
Accrued pension liabilities	—	2,491
Repatriated earnings	1,120	937
Depreciation and amortization	19,042	27,593
Lease right-of-use asset	23,687	24,958
Gross deferred income tax liabilities	52,793	62,269
Net deferred income tax assets before valuation allowances	34,910	30,744
Valuation allowance	(23,295)	(14,114)
Net deferred income tax assets	$ 11,615	$ 16,630
Amounts recognized in the Consolidated Balance Sheets consist of:		
Long-term deferred income tax assets included in "Deferred income tax assets"	19,573	21,266
Long-term deferred income tax liabilities included in "Other noncurrent liabilities"	(7,958)	(4,636)
Net deferred income tax assets	$ 11,615	$ 16,630

At December 31, 2022, the Company had deferred tax assets related to loss carryforwards of $29,481,000, before netting of unrecognized tax benefits of $131,000. An estimated $23,906,000 of the deferred tax assets will not expire, and $5,575,000 will expire over the next 20 years if not utilized by the Company.

Changes in the Company's deferred tax valuation allowance are recorded as adjustments to the provision for income taxes. An analysis of the Company's deferred tax asset valuation allowances is as follows for the years ended December 31, 2022, 2021, and 2020.

	2022	2021	2020
	(In thousands)		
Balance, beginning of year	$ 14,114	$ 16,579	$ 28,128
Other changes	9,181	(2,465)	(11,549)
Balance, end of year	$ 23,295	$ 14,114	$ 16,579

Changes to the valuation allowance for the year ended December 31, 2022 were primarily due to establishments for U.K. deferred tax attributes and losses in certain of the Company's international operations, net of anticipated expiration of certain foreign tax credits after consideration of the four sources of taxable income. Changes to the valuation allowance for the year ended December 31, 2021 were primarily due to anticipated expiration of certain foreign tax credits after consideration of the four sources of taxable income and losses in certain of the Company's international operations, net of releases for certain state NOLs. Changes to the valuation allowance for the year ended December 31, 2020 were primarily due to anticipated expiration of certain foreign tax credits after consideration of the four sources of taxable income and disposals and liquidations of businesses, net of losses in certain of the Company's international operations.

A reconciliation of the beginning and ending balance of unrecognized income tax benefits follows:

		(In thousands)
Balance at December 31, 2019	$	5,287
Additions for tax provisions related to the current year		92
Additions for tax positions related to prior years		2
Reductions for tax positions related to prior years		(505)
Reductions for settlements		(516)
Lapses of applicable statutes of limitation		(582)
Balance at December 31, 2020	$	3,778
Reductions for tax positions related to prior years		(11)
Reductions for settlements		(21)
Currency translation adjustment		4
Balance at December 31, 2021	$	3,750
Reductions for tax positions related to prior years		**(97)**
Balance at December 31, 2022	**$**	**3,653**

The Company accrues interest and, if applicable, penalties related to unrecognized tax benefits in income taxes. Total accrued interest expense at December 31, 2022, 2021, and 2020, was $160,000, $119,000, and $107,000, respectively.

Included in the total unrecognized tax benefits at December 31, 2022, 2021, and 2020 were $685,000, $669,000, and $713,000, respectively, of tax benefits that, if recognized, would affect the effective income tax rate.

The Company conducts business in a number of countries and, as a result, files U.S. federal and various state and foreign jurisdiction income tax returns. In the normal course of business, the Company is subject to examination by various taxing jurisdictions throughout the world, including Canada, the U.K., and the U.S. With few exceptions, the Company is no longer subject to income tax examinations for years before 2012.

Although the outcome of tax audits is always uncertain, the Company believes that adequate amounts of tax, including interest and penalties, have been provided for any adjustments that are expected to result from those years.

The Company expects $292,000 of reductions to unrecognized income tax benefits within the next 12 months as a result of projected resolutions of income tax uncertainties.

8. Retirement Plans

The Company and its subsidiaries sponsor various retirement plans. Substantially all employees in the U.S. and certain employees outside the U.S. are covered under the Company's defined contribution plans. Certain employees, retirees, and eligible dependents are also covered under the Company's defined benefit pension plans.

Employer contributions under the Company's defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee's compensation, and years of service. The Company's cost for defined contribution plans totaled $27,599,000, $25,595,000, and $23,641,000 in 2022, 2021, and 2020, respectively.

The Company sponsors a qualified defined benefit pension plan in the U.S. (the "U.S. Qualified Plan") and three defined benefit pension plans in the U.K. (the "U.K. Plans"). Effective December 31, 2002, the Company elected to freeze its U.S. Qualified Plan. Benefits payable under the Company's U.S. Qualified Plan are generally based on career compensation; however, no additional benefits have accrued on this plan since December 31, 2002. The Company's U.K. Plans were closed to new participants as of October 31, 1997, but existing participants may still accrue additional limited benefits based on salary amounts in effect at the time the relevant plan was closed. Benefits payable under the U.K. Plans are generally based on an employee's final salary at the time the plan was closed. Benefits paid under the U.K. Plans are also subject to adjustments for the effects of inflation. The actuarial present value of the projected benefit payments under the U.K. Plans are based on the employees' expected dates of separation by retirement.

The Bipartisan Budget Act of 2015 ("BBA2015") included pension funding reform which greatly reduced the contributions required to the U.S. Qualified Plan. Required contributions may be triggered in future years as the impact of the BBA2015 pension funding reform is phased out. The Company made voluntary contributions of $0 and $9,000,000 to the U.S. Qualified Plan in 2022 and 2021, respectively. Currently, the Company does not plan to make any discretionary contributions to the U.S. Qualified Plan or the U.K. Plans in 2023.

Certain other employees located in the Netherlands, Norway, Germany, and the Philippines (referred to herein as the "other international plans") have retirement benefits that are accounted for as defined benefit pension plans under GAAP.

External trusts are maintained to hold assets of the Company's U.S. Qualified Plan, U.K. Plans, and other international plans. The Company's funding policy is to make cash contributions in amounts at least sufficient to meet regulatory funding requirements and, in certain instances, to make contributions in excess thereof if such contributions would otherwise be in accordance with the Company's capital allocation plans. Assets of the plans are measured at fair value at the end of each reporting period, but the plan assets are not separately recorded on the Company's Consolidated Balance Sheets. Instead, the funded or unfunded status of the Company's U.S. Qualified Plan, U.K. Plans, and other international plans are recorded in "Accrued pension liabilities" or "Other noncurrent assets" on the Company's Consolidated Balance Sheets based on the projected benefit obligations less the fair values of the plans' assets.

The majority of the Company's defined benefit pension plans have projected benefit obligations in excess of the fair value of plan assets. For these plans, the projected benefit obligations and the fair value of plan assets were as follows as of December 31, 2022 and 2021:

December 31,	2022		2021	
	(In thousands)			
Projected benefit obligations	$	331,099	$	448,487
Fair value of plans' assets		302,854		427,670

Certain of the Company's U.K. Plans have fair values of plan assets that exceed the projected benefit obligations. For these plans, the projected benefit obligations and the fair value of plan assets were as follows as of December 31, 2022 and 2021:

December 31,	2022		2021	
	(In thousands)			
Projected benefit obligations	$	154,474	$	281,828
Fair value of plans' assets		174,874		312,119

In addition, the Company sponsors two frozen nonqualified, unfunded defined benefit pension plans for certain employees and retirees, which are based on career compensation. These plans were frozen effective December 31, 2002. The liabilities of these plans, which equal their projected benefit obligations, are included in "Other accrued liabilities" and "Other noncurrent liabilities" on the Company's Consolidated Balance Sheets based on the expected timing of funding these obligations, since they are funded as needed from Company assets.

A reconciliation of the beginning and ending balances of the projected benefit obligations and the fair value of plans' assets for the Company's defined benefit pension plans as of the plans' most recent measurement dates is as follows:

Year Ended December 31,	2022	2021
	(In thousands)	
Projected Benefit Obligations:		
Beginning of measurement period	$ 730,315	$ 761,473
Service cost	1,219	1,208
Interest cost	12,903	11,321
Employee contributions	22	36
Actuarial gain	(160,945)	(10,034)
Plan settlements	(1,780)	(249)
Plan amendments	—	(1,663)
Benefits paid	(44,566)	(48,465)
Foreign currency effects	(51,595)	16,688
End of measurement period	485,573	730,315
Fair Value of Plans' Assets:		
Beginning of measurement period	739,789	741,191
Actual return on plans' assets	(161,284)	18,490
Employer contributions	1,506	9,892
Employee contributions	22	36
Plan settlements	(1,659)	(249)
Benefits paid	(44,566)	(48,465)
Foreign currency effects	(56,080)	18,894
End of measurement period	477,728	739,789
(Unfunded)/Overfunded Status	$ (7,845)	$ 9,474

Due to the frozen status of the U.S. Qualified Plan and the closed status of the U.K. Plans, the accumulated benefit obligations and the projected benefit obligations are not materially different.

The funded status of the Company's defined benefit pension plans recognized in the Consolidated Balance Sheets at December 31 consisted of:

December 31,	2022	2021
	(In thousands)	
U.S. Qualified Plan	$ 24,311	$ 15,181
Other international plans	1,602	2,710
Subtotal, included in "Accrued pension liabilities"	25,913	17,891
U.K. prepaid pension asset included in "Other noncurrent assets"	(20,401)	(30,291)
Unfunded status of nonqualified defined benefit deferred pension plans included in "Other accrued liabilities"	233	293
Unfunded status of nonqualified defined benefit pension plans included in "Other noncurrent liabilities"	2,100	2,633
Total underfunded/(overfunded) status	$ 7,845	$ (9,474)
Accumulated other comprehensive loss, before income taxes	$ (256,695)	$ (251,629)

A fixed number of U.S. employees, retirees, and eligible dependents were previously covered under a frozen post-retirement medical benefits plan and are now provided Company-subsidized premiums for participation in health care exchanges. The liabilities for this plan are included in the Company's self-insured risks liabilities and are not material. This plan was frozen effective December 31, 2002.

The following tables set forth the changes in accumulated other comprehensive loss during 2022 and 2021 for the Company's defined benefit retirement plans on a combined basis:

	Defined Benefit Pension Plans
	(In thousands)
Net unrecognized actuarial loss, December 31, 2020	$ (264,244)
Amortization of net loss	10,455
Net gain arising during the year	4,939
Currency translation	(2,779)
Net unrecognized actuarial loss, December 31, 2021	(251,629)
Amortization of net loss	**10,320**
Net loss arising during the year	**(24,939)**
Currency translation	**9,553**
Net unrecognized actuarial loss, December 31, 2022	**$ (256,695)**

Unrecognized losses reflect changes in the discount rates and differences between expected and actual asset returns, which are being amortized over future periods. These unrecognized losses may be recovered in future periods through actuarial gains. However, unless the minimum amount required to be amortized is below a corridor amount equal to 10.0% of the greater of the projected benefit obligation or the market-related value of plan assets, these unrecognized actuarial losses are required to be amortized and recognized in future periods. Net unrecognized actuarial losses included in accumulated other comprehensive loss and expected to be recognized in net periodic benefit costs during the year ending December 31, 2023 for the U.S. and U.K. defined benefit pension plans are $11,850,000 ($8,782,000 net of tax).

Pension expense is affected by the accounting policy used to determine the value of plan assets at the measurement date. The Company applies the expected return on plan assets using fair market value as of the annual measurement date. The fair market value method results in greater volatility to pension expense than the calculated value method. The amounts recognized in the Consolidated Balance Sheets reflect the fair value of the Company's long-term pension liabilities at the plan measurement date and the fair value of plan assets as of the balance sheet date.

Net periodic benefit (credit) cost related to all of the Company's defined benefit pension plans recognized in the Company's Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020 included the following components:

Year Ended December 31,	2022	2021	2020
	(In thousands)		
Service cost	$ 1,219	$ 1,208	$ 1,295
Interest cost	12,903	11,321	16,643
Expected return on assets	(24,600)	(25,248)	(28,016)
Amortization of actuarial loss	10,198	10,455	10,804
Net periodic benefit (credit) cost	$ (280)	$ (2,264)	$ 726

Benefit cost for the U.S. Qualified Plan does not include service cost since the plan is frozen. For the years ended December 31, 2022, 2021 and 2020, the non-service components of net periodic pension (benefits)/costs of $(1,499,000), $(3,472,000) and $(569,000), respectively, are included in "Other (Income) Loss" on the Consolidated Statement of Operations.

Over the next ten years, the following benefit payments are expected to be required to be made from the Company's U.S. and U.K. defined benefit pension plans:

Year Ending December 31,	Expected Benefit Payments
	(In thousands)
2023	$ 36,549
2024	36,537
2025	36,492
2026	36,047
2027	35,717
2028-2032	170,091

The Company reviews its employee demographic assumptions annually and updates the assumptions as necessary. The Company updates the mortality assumptions for the U.S. plans to incorporate the current mortality tables issued by the Society of Actuaries, adjusted to reflect the Company's specific experience and future expectations. This resulted in a $1,393,852 decrease in the projected benefit obligation for the U.S. plans for the year ended December 31, 2022. Certain assumptions used in computing the benefit obligations and net periodic benefit cost for the U.S. and U.K. defined benefit pension plans were as follows:

U.S. Qualified Plan:	2022	2021
Discount rate used to compute benefit obligations	5.13%	2.76%
Discount rate used to compute periodic benefit cost	2.77%	2.38%
Expected long-term rates of return on plans' assets	4.80%	4.70%

U.K. Defined Benefit Plans:	2022	2021
Discount rate used to compute benefit obligations	4.93%	1.82%
Discount rate used to compute periodic benefit cost	1.82%	1.60%
Expected long-term rates of return on plans' assets	2.40%	2.10%

The discount rate assumptions reflect the rates at which the Company believes the benefit obligations could be effectively settled. The discount rates were determined based on the yield for a portfolio of investment grade corporate bonds with maturity dates matched to the estimated future payments of the plans' benefit obligations.

The Company estimates the service and interest components of net periodic benefit cost for its U.S. and international pension and other postretirement benefits. This estimation approach discounts the individual expected cash flows underlying the service cost and interest cost using the applicable spot rates derived from the yield curve used to discount the cash flows used to measure the benefit obligation. For the pension plans, the weighted average spot rates used to determine 2022 interest costs are estimated to be 5.05% for the U.S. Qualified plan and 5.06% for the U.K. plans.

The expected long-term rates of return on plan assets were based on the plans' asset mix, historical returns on equity securities and fixed income investments, and an assessment of expected future returns. The expected long-term rates of return on plan assets assumption used to determine 2022 net periodic pension cost are estimated to be 4.80% and 2.40% for the U.S. Qualified Plan and U.K. plans, respectively. If actual long-term rates of return differ from those assumed or if the Company used materially different assumptions, actual funding obligations could differ materially from these estimates. Due to the frozen status of the U.S. plan and closed status of the U.K. plans, increases in compensation rates are not material to the computations of benefit obligations or net periodic benefit cost.

Plans' Assets

Asset allocations at the respective measurement dates, by asset category, for the Company's U.S. and U.K. qualified defined benefit pension plans were as follows:

December 31,	U.S. Qualified Plan 2022	U.S. Qualified Plan 2021	U.K. Plans 2022	U.K. Plans 2021
Equity securities	13.2%	16.9%	—	—
Fixed income securities	73.5%	65.5%	71.9%	66.2%
Alternative strategies	7.6%	5.7%	26.7%	23.1%
Cash, cash equivalents and short-term investment funds	5.7%	11.9%	1.4%	10.7%
Total asset allocation	100.0%	100.0%	100.0%	100.0%

Investment objectives for the Company's U.S. and U.K. pension plan assets are to ensure availability of funds for payment of plan benefits as they become due; provide for a reasonable amount of long-term growth of capital, without undue exposure to volatility; protect the assets from erosion of purchasing power; and provide investment results that meet or exceed the plans' actuarially assumed long-term rate of return.

Alternative strategies include funds that invest in derivative instruments such as futures, forward contracts, options and swaps, hedge funds, and funds that invest in real estate. These investments are used to help manage risks.

The long-term goal for the U.S. and U.K. plans is to reach fully-funded status and to maintain that status. The investment policies recognize that the plans' asset return requirements and risk tolerances will change over time. Accordingly, reallocation of the portfolios' mix of return-seeking assets and liability-hedging assets will be performed as the plans' funded status improves.

See Note 12, "Fair Value Measurements" for the fair value disclosures of the U.S. and U.K. qualified defined benefit pension plan assets. The assets of the Company's other international plans are primarily insurance contracts, which are measured at contract value and are not measured at fair value. Obligations of the U.S. nonqualified plans are paid from Company assets.

9. Common Stock and Earnings per Share

Shares of the Company's two classes of common stock are traded on the NYSE under the symbols CRD-A and CRD-B, respectively. The Company's two classes of stock are substantially identical, except with respect to voting rights and the Company's ability to pay greater cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock, subject to certain limitations. In addition, with respect to mergers or similar transactions, holders of Class A Common Stock must receive the same type and amount of consideration as holders of Class B Common Stock, unless different consideration is approved by the holders of 75% of the Class A Common Stock, voting as a class. As described in Note 11, "Stock-Based Compensation," certain shares of CRD-A are issued with restrictions under incentive compensation plans.

Effective May 9, 2019, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of CRD-A or CRD-B (or a combination of the two) through December 31, 2020 (the "2019 Repurchase Authorization"). On December 10, 2020, the Company's Board of Directors extended the termination date of the Company's 2019 share repurchase authorization to December 31, 2021. Under the 2019 Repurchase Authorization, repurchases may be made for cash, in the open market or privately negotiated transactions at such times and for such prices as management deems appropriate, subject to applicable contractual and regulatory restrictions.

In 2021 the Company had repurchased 530,598 shares of CRD-A and 111,499 shares of CRD-B at an average cost of $9.63 and $8.68, respectively under the 2019 Repurchase Authorization. At December 31, 2021, the Company had no remaining authorized share repurchases under the 2019 Repurchase Authorization.

Effective November 4, 2021, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of CRD-A or CRD-B (or a combination of the two) through December 31, 2023 (the "2021 Repurchase Authorization"). On February 10, 2022, the Company's Board of Directors authorized the addition of 5,000,000 shares of CRD-A or CRD-B (or a combination of the two) to its 2021 Repurchase Authorization which had a remaining authorization to purchase 413,317 shares at December 31, 2021. Under the repurchase program, repurchases may be made through December 31, 2023 in the open market or privately negotiated transactions at such times and for such prices as management deems appropriate, subject to applicable regulatory guidelines. The authorization does not obligate Crawford to acquire any stock, and purchases may be commenced or suspended at any time based on market conditions and other factors that the Company deems appropriate.

During 2022 the Company repurchased 2,656,474 shares of CRD-A and 963,472 shares of CRD-B at an average cost of $7.41 and $7.32, respectively under the 2021 Repurchase Authorization. At December 31, 2022, the Company had remaining authorization to repurchase 1,793,371 shares under the 2021 Repurchase Authorization.

Net Income Attributable to Shareholders of Crawford & Company per Common Share

The Company computes earnings per share of CRD-A and CRD-B using the two-class method, which allocates the undistributed earnings for each period to each class on a proportionate basis. The Company's Board of Directors has the right, but not the obligation, to declare higher dividends on CRD-A than on CRD-B, subject to certain limitations. In periods when the dividend is the same for CRD-A and CRD-B or when no dividends are declared or paid to either class, the two-class method generally will yield the same earnings per share for CRD-A and CRD-B. During 2022 and 2021, the Board of Directors declared an equal dividend on CRD-A and CRD-B, while during 2020, the Board of Directors declared a higher dividend on CRD-A than on CRD-B.

The computations of basic net income attributable to shareholders of Crawford & Company per common share were as follows:

Year Ended December 31,	2022		2021		2020	
	CRD-A	CRD-B	CRD-A	CRD-B	CRD-A	CRD-B
	(In thousands, except earnings per share)					
(Loss) earnings per share - basic:						
Numerator:						
Allocation of undistributed (loss) earnings	$ (17,850)	$ (12,297)	$ 10,464	$ 7,565	$ 10,743	$ 7,908
Dividends paid	7,012	4,830	7,376	5,287	5,815	3,830
Net (loss) income available to common shareholders, basic	(10,838)	(7,467)	17,840	12,852	16,558	11,738
Denominator:						
Weighted-average common shares outstanding, basic	29,196	20,113	30,760	22,237	30,605	22,527
(Loss) earnings per share - basic	$ (0.37)	$ (0.37)	$ 0.58	$ 0.58	$ 0.54	$ 0.52

The computations of diluted net income attributable to shareholders of Crawford & Company per common share were as follows:

Year Ended December 31,	2022		2021		2020	
	CRD-A	CRD-B	CRD-A	CRD-B	CRD-A	CRD-B
	(In thousands, except earnings (loss) per share)					
(Loss) earnings per share - diluted:						
Numerator:						
Allocation of undistributed (loss) earnings	$ (17,850)	$ (12,297)	$ 10,602	$ 7,427	$ 10,781	$ 7,870
Dividends paid	7,012	4,830	7,376	5,287	5,815	3,830
Net (loss) income available to common shareholders, diluted	(10,838)	(7,467)	17,978	12,714	16,596	11,700
Denominator:						
Weighted-average common shares outstanding, basic	29,196	20,113	30,760	22,237	30,605	22,527
Weighted-average effect of dilutive securities[1]	—	—	983	—	252	—
Weighted-average number of shares outstanding, diluted	29,196	20,113	31,743	22,237	30,857	22,527
(Loss) earnings per share - diluted	$ (0.37)	$ (0.37)	$ 0.57	$ 0.57	$ 0.54	$ 0.52

Listed below are the shares excluded from the denominator in the above computation of diluted (loss) earnings per share for CRD-A because their inclusion would have been anti-dilutive:

Year Ended December 31,	2022	2021	2020
	(In thousands)		
Shares underlying stock options excluded due to the options' respective exercise prices being greater than the average stock price during the period	1,542	838	1,996
Performance stock grants excluded because performance conditions had not been met[1]	789	335	578

[1] Compensation cost is recognized for these performance stock grants based on expected achievement rates; however no consideration is given for these performance stock grants when calculating earnings per share until the performance measurements are actually achieved.

10. Accumulated Other Comprehensive Loss

Comprehensive income (loss) for the Company consists of the total of net income, foreign currency translation adjustments, and accrued pension and retiree medical liability adjustments. Foreign currency translation adjustments include net unrealized gain/(losses) from intra-entity loans that are long-term in nature of $955,000, $383,000, and $(5,165,000) for the years ended December 31, 2022, 2021, and 2020, respectively. The changes in components of "Accumulated other comprehensive loss" ("AOCL"), net of taxes and noncontrolling interests, included in the Company's Consolidated Balance Sheets were as follows:

	Foreign currency translation adjustments	Retirement liabilities	AOCL attributable to shareholders of Crawford & Company
		(In thousands)	
Balance at December 31, 2020	$ (30,792)	$ (168,064)	$ (198,856)
Other comprehensive income before reclassifications	9,032	—	9,032
Unrealized net gains arising during the year	—	1,618	1,618
Amounts reclassified from accumulated other comprehensive income to net income [1]	—	7,765	7,765
Net current period other comprehensive income	9,032	9,383	18,415
Balance at December 31, 2021	(21,760)	(158,681)	(180,441)
Other comprehensive loss before reclassifications	**(30,821)**	**—**	**(30,821)**
Unrealized net losses arising during the year	**—**	**(11,704)**	**(11,704)**
Amounts reclassified from accumulated other comprehensive income to net income [1]	**—**	**7,645**	**7,645**
Net current period other comprehensive loss	**(30,821)**	**(4,059)**	**(34,880)**
Balance at December 31, 2022	**$ (52,581)**	**$ (162,740)**	**$ (215,321)**

[1] Retirement liabilities reclassified to net income are related to the amortization of actuarial losses and are included in "Selling, general, and administrative expenses" in the Company's Consolidated Statements of Operations. See Note 8, "Retirement Plans" for additional details.

Other comprehensive loss amounts attributable to noncontrolling interests shown in the Company's Consolidated Statements of Shareholders' Investment are foreign currency translation adjustments.

11. Stock-Based Compensation

The Company has various stock-based incentive compensation plans for its employees and members of its Board of Directors. Only shares of CRD-A can be issued under these plans. The fair value of an equity award is estimated on the grant date without regard to service or performance conditions. The fair value is recognized as compensation expense over the requisite service period for all awards that vest. When recognizing compensation expense, estimates are made for the number of awards that are expected to vest, and subsequent adjustments are made to reflect both changes in the number of shares expected to vest and actual vesting. Compensation expense recognized at the end of any year equals at least the portion of the grant-date value of an award that has vested at that date.

The pretax compensation expense recognized for all stock-based compensation plans was $4,923,000, $7,585,000, and $4,384,000 for the years ended December 31, 2022, 2021, and 2020, respectively. During 2021, there was an increase in performance grants, which resulted in an increased stock-based compensation expense for the year as compared to 2020. During 2022 there was a decrease in stock-based compensation expense due to adjustments made to reflect changes in the number of shares expected to vest for 2021 and 2022 performance-based grants. As of December 31, 2022, the 2021 and 2022 performance-based grants were adjusted to 0% and 30% vesting, respectively.

The total income tax benefit recognized in the Consolidated Statements of Operations for stock-based compensation arrangements was approximately $1,148,000, $1,767,000, and $947,000 for the years ended December 31, 2022, 2021, and 2020, respectively. Some of the Company's stock-based compensation awards are granted under plans which are designed not to be taxable as compensation to the recipient based on tax laws of the U.S. or other applicable country. Accordingly, the Company does not recognize tax benefits on all of its stock-based compensation expense. Adjustments to additional paid-in capital for differences between deductions taken on its income tax returns related to stock-based compensation plans and the related income tax benefits previously recognized for financial reporting purposes were not significant in any year.

Stock Options

The Company has granted nonqualified and incentive stock options to key employees and directors. All stock options are for shares of CRD-A. Option awards are granted with an exercise price equal to the fair market value of the Company's stock on the date of grant. The Company's stock option plans have been approved by shareholders, and the Company's Board of Directors is authorized to make specific grants of stock options under active plans. Employee stock options typically are subject to graded vesting over three years (33% each year) and have a typical life of ten years. Compensation cost for stock options is recognized on an accelerated basis over the requisite service period for the entire award. For the years ended December 31, 2022, 2021 and 2020, compensation expense of $129,000, $375,000, and $617,000, respectively, was recognized for employee stock option awards.

A summary of option activity as of December 31, 2022, 2021 and 2020, and changes during each year, is presented below:

	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
	(In thousands)					(In thousands)
Outstanding at December 31, 2019	1,694	$	9.13	7.9 years	$	3,969
Granted	660		8.73			
Exercised	—		—			
Forfeited or expired	(458)		9.05			
Outstanding at December 31, 2020	1,896		9.01	7.4 years		114
Granted	—		—			
Exercised	—		—			
Forfeited or expired	(278)		8.90			
Outstanding at December 31, 2021	1,618		8.99	6.5 years		143
Granted	—		—			
Exercised	—		—			
Forfeited or expired	(76)		9.16			
Outstanding at December 31, 2022	**1,542**	**$**	**8.98**	**5.5 years**	**$**	**7**
Vested and Exercisable at December 31, 2022	**1,394**	**$**	**9.02**	**5.3 years**	**$**	**7**

There were no stock options granted in 2022 and 2021. The weighted average grant date fair value of stock options granted during the year ended December 31, 2020 was $2.29. No options were exercised in 2022, 2021, or 2020. Options that vested in 2022 and 2020 had no intrinsic value. Options vested in 2021 had an intrinsic value of $31,000. The fair value of options that vested in 2022, 2021 and 2020 was $592,000, $860,000, and $1,084,000, respectively.

At December 31, 2022, the unrecognized compensation cost related to unvested employee stock options was $12,000. Directors' stock options had no unrecognized compensation cost since directors' options vest upon grant, and the grant-date fair values were fully expensed on the grant date.

The fair value of each option was estimated on the date of grant using the Black-Scholes-Merton option-pricing formula, with the following weighted average assumptions. There were no stock options granted in 2021 or 2022:

	2020
Expected dividend yield	3.02%
Expected volatility	35.48%
Risk-free interest rate	1.38%
Expected term of options	7 years

The expected dividend yield used for 2020 was based on the Company's historical dividend yield. The expected volatility of the price of CRD-A was based on historical realized volatility. The risk-free interest rate was based on the U.S. Treasury Daily Yield Curve Rate on the grant date, with a term equal to the expected term used in the pricing formula. The expected term of the option took into account both the contractual term of the option and the effects of expected exercise behavior.

Performance-Based Stock Grants

Performance share grants are from time to time made to certain key employees of the Company. Such grants entitle employees to earn shares of CRD-A upon the achievement of certain individual and/or corporate objectives. Grants of performance shares are made at the discretion of the Company's Board of Directors, or the Board's Compensation Committee, and are subject to graded or cliff vesting over three-year periods. Shares are not issued until the vesting requirements have been met. Dividends are not paid or accrued on unvested/unissued shares. The grant-date fair value of a performance share grant is based on the market value of CRD-A on the date of grant, reduced for the present value of any dividends expected to be paid on CRD-A prior to the vesting of the award. Compensation expense for each award is recognized ratably from the grant date to the vesting date for each tranche, and adjusted based on probability of achievement over the applicable performance period.

On September 23, 2020, deeming the existing performance-based cliff awards granted in 2019 and 2020 to be unattainable, the Compensation Committee canceled the existing awards and approved a new plan based on Total Shareholder Return ("TSR"), a market condition. The 2019 replacement awards were targeted to achieve 50% of the original award it was replacing and set to vest on December 31, 2021. The 2020 replacement awards were targeted to achieve 100% of the original award it was replacing, with a vesting date of December 31, 2022.

TSR is defined as dividends paid during the measurement period plus share price appreciation. Share price appreciation is measured by using the 20 day trading day volume weighted average price at the start of the measurement period as the baseline, compared against the highest consecutive 20 day trading day volume weighted average price for the period between January 1, 2021 and the vesting date for the 2019 replacement awards and between January 1, 2022 and the vesting date for the 2020 replacement awards. Depending on the TSR, the number of shares earned can be between 50% and 200% of the targeted shares granted. If the TSR is below 10% for the 2019 replacement awards, or 20% for the 2020 replacement awards, then no shares vest. The 2019 replacement awards vested at 200% of the targeted shares, resulting in 135,309 incremental shares vested and issued at December 31, 2021. The 2020 replacement awards did not meet the TSR threshold at December 31, 2022, which resulted in no related incremental shares issued at December 31, 2022. Incremental awards are presented as shares granted and vested during 2021 in the roll forward below.

The cancellation and reissuance of these awards was treated as a Type III modification, where no cumulative expense is recognized prior to the cancellation as it was deemed improbable to vest. Expense of the modified award was recorded ratably over the service life, based on the valuation determined by utilizing a Monte Carlo simulation. At the time of modification, employees were given an option to elect a cash payout at the vesting date, also based on a component of TSR. This one-time election had to be determined within 30 days of the grant date. Any awards where the cash payout option was elected were recorded as liability awards, which are included on the Company's Consolidated Balance Sheets in "Accrued compensation and related costs."

A summary of the status of the Company's nonvested performance shares as of December 31, 2022, 2021 and 2020, and changes during each year, is presented below:

	Shares		Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2019	973,779	$	8.38
Granted	1,616,902		8.01
Vested	(224,681)		8.33
Forfeited or unearned	(1,466,729)		8.10
Nonvested at December 31, 2020	899,271		8.19
Granted	935,825		8.38
Vested	(507,191)		8.85
Forfeited or unearned	(151,514)		6.52
Nonvested at December 31, 2021	1,176,391		8.25
Granted	**939,980**		**7.11**
Vested	**(363,514)**		**7.84**
Forfeited or unearned	**(514,767)**		**8.20**
Nonvested at December 31, 2022	**1,238,090**	**$**	**7.52**

The total fair value of the performance shares that vested in 2022, 2021, and 2020 was $2,849,000, $4,487,000, and $1,871,000, respectively.

Compensation expense recognized for all performance shares totaled $3,478,000, $5,712,000, and $2,382,000 for the years ended December 31, 2022, 2021 and 2020, respectively. Compensation cost for these awards is net of estimated or actual award forfeitures. Certain performance awards are based on service time, with no cumulative earnings per share targets. These awards vest ratably, by tranche, from their grant date to their vesting date. As of December 31, 2022, there was an estimated $2,319,000 of unearned compensation cost for nonvested performance shares. This unearned compensation cost is expected to be fully recognized by the end of 2024.

Restricted Shares

The Company's Board of Directors may elect to issue restricted shares of CRD-A in lieu of, or in addition to, cash payments to certain key employees. Employees receiving these shares are subject to restrictions on their ability to transfer the shares. Such restrictions generally lapse ratably over vesting periods ranging from several months to five years. The grant-date fair value of a restricted share of CRD-A is based on the market value of the stock on the date of grant. Compensation cost is recognized on an accelerated basis over the requisite service period.

A summary of the status of the Company's restricted shares of CRD-A as of December 31, 2022, 2021 and 2020 and changes during each year, is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2019	81,608	$ 8.35
Granted	117,279	8.34
Vested	(119,327)	8.52
Forfeited or unearned	—	—
Nonvested at December 31, 2020	79,560	8.08
Granted	94,654	9.03
Vested	(138,635)	8.91
Forfeited or unearned	(10,579)	8.99
Nonvested at December 31, 2021	25,000	7.23
Granted	**98,921**	**7.56**
Vested	**(123,921)**	**7.49**
Forfeited or unearned	**—**	**—**
Nonvested at December 31, 2022	**—**	**$ —**

Compensation expense recognized for all restricted shares for the years ended December 31, 2022, 2021, and 2010 was $825,000, $906,000, and $942,000, respectively. As of December 31, 2022, there was no unearned compensation cost related to nonvested restricted shares.

Employee Stock Purchase Plans

The Company has three employee stock purchase plans: the U.S. Plan, the U.K. Plan, and the International Plan. Eligible employees in Canada, Puerto Rico, and the U.S. Virgin Islands may also participate in the U.S. Plan. The International Plan is for eligible employees located in certain other countries who are not covered by the U.S. Plan or the U.K. Plan. All plans are compensatory.

For all plans, the requisite service period is the period of time over which the employees contribute to the plans through payroll withholdings. For purposes of recognizing compensation expense, estimates are made for the total withholdings expected over the entire withholding period. The market price of a share of stock at the beginning of the withholding period is then used to estimate the total number of shares that will be purchased using the total estimated withholdings. Compensation cost is recognized ratably over the withholding period.

Under the U.S. Plan, the Company is authorized to issue up to 1,200,000 shares of CRD-A to eligible employees. Participating employees can elect to have up to 85% of $25,000 of their eligible annual earnings withheld to purchase shares at the end of the one-year withholding period which starts each July 1 and ends the following June 30. The purchase price of the stock is 85% of the lesser of the closing price of a share of such stock on the first day or the last day of the withholding period. Participating employees may cease payroll withholdings during the withholding period and/or request a refund of all amounts withheld before any shares are purchased.

During the years ended December 31, 2022, 2021 and 2020, a total of 120,727, 155,293, and 114,408 shares, respectively, of CRD-A were issued under the U.S. employee stock purchase plan to the Company's employees at average purchase prices of $6.63, $6.77, and $6.71 in 2022, 2021, and 2020, respectively. At December 31, 2022, an estimated 146,000 shares will be issued and purchased under the U.S. Plan in 2023. During the years ended December 31, 2022, 2021, and 2020, compensation expense of $314,000, $349,000, and $343,000, respectively, was recognized for the U.S. employee stock purchase plan.

Under the U.K. Plan, the Company is authorized to issue up to 1,200,000 shares of CRD-A. Under the U.K. Plan, eligible employees can elect to have up to £250 withheld from payroll each month to purchase shares after the end of a three-year savings period. The purchase price of a share of stock is 85% of the market price of the stock at a date prior to the grant date as determined under the U.K. Plan. Participating employees may cease payroll withholdings and/or request a refund of all amounts withheld before any shares are purchased.

At December 31, 2022, an estimated 194,000 shares will be eligible for purchase under the U.K. Plan at the end of the current withholding periods. This estimate is subject to change based on future fluctuations in the value of the British pound against the U.S. dollar, future changes in the market price of CRD-A, and future employee participation rates. The purchase price per share of CRD-A under the U.K. Plan ranges from $5.58 to $7.61. For the years ended December 31, 2022, 2021, and 2020, compensation expense of $155,000, $241,000, and $163,000, respectively, was recognized for the U.K. Plan. During 2022 no shares were issued. During 2021 and 2020, a total of 76,457 and 2,061 shares, respectively, of CRD-A were issued under the U.K. Plan.

Under the International Plan, up to 1,000,000 shares of CRD-A may be issued. Participating employees can elect to have up to $21,250 of their eligible annual earnings withheld to purchase up to 5,000 shares of CRD-A at the end of the one-year withholding period which starts each July 1 and ends the following June 30. The purchase price of the stock is 85% of the lesser of the closing price for a share of such stock on the first day or the last day of the withholding period. Participating employees may cease payroll withholdings during the withholding period and/or request a refund of all amounts withheld before any shares are purchased. During 2022, 2021, and 2020, 3,355, 4,080, and 4,051 shares, respectively, were issued under the International Plan. Compensation expense was immaterial for this plan in all three years.

12. Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1— Observable inputs that reflect quoted prices in active markets for identical assets or liabilities.
- Level 2 — Observable inputs other than quoted prices included in Level 1. The Company values assets and liabilities included in this level using dealer and broker quotations, certain pricing models, bid prices, quoted prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Recurring Fair Value Measurements

The following table presents the Company's financial assets and liabilities that are measured at fair value on a recurring basis, excluding assets related to the Company's defined benefit pension plans, categorized using the fair value hierarchy:

December 31,	2022			
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)			
Assets:				
Money market funds (1)	$ 10,170	$ —	$ —	$ 10,170
Liabilities:				
Contingent earnout liability (2)	—	—	15,977	15,977

December 31,	2021			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Money market funds (1)	$ 10,028	$ —	$ —	$ 10,028
Liabilities:				
Contingent earnout liability (2)	—	—	12,556	12,556

(1) The fair values of the money market funds were based on recently quoted market prices and reported transactions in an active marketplace. Money market funds are included on the Company's Consolidated Balance Sheets in "Cash and cash equivalents."

(2) The contingent earnout liability relates to businesses acquired since 2020. See Note 3, "Business Acquisitions and Dispositions" for more information. The Level 3 fair value of the contingent earnout liability was estimated using revenue and EBITDA projections, and discount rates determined using a combination of observable and unobservable market data as well as volatility assumptions as applicable. The Company recognized a pretax contingent earnout expense totaling $2,921,000 in 2022 related to the fair value adjustment of earnout liabilities arising from recent acquisitions. The fair value of the contingent earnout liability is included in "Other accrued liabilities" and "Other noncurrent liabilities" on the Company's Consolidated Balance Sheets, based upon the term of the contingent earnout agreement.

The following table summarizes the change in the fair value of the Company's contingent earnout liability balance:

December 31,	2022	2021
	(In thousands)	
Acquisition-related contingent consideration, beginning of the year	$ 14,600	$ 6,151
Fair value of contingent consideration upon acquisition	1,807	9,482
Change in fair value of contingent consideration	2,397	650
Settlement of contingent consideration	(1,989)	(1,683)
Acquisition-related contingent consideration, end of the year	$ 16,815	$ 14,600

As of December 31, 2022, the earnout liability of $838,000 for the 2022 earnout period is based on the actual achievement of performance targets and will be paid in 2023, thus is no longer subject to fair value measurement and was accordingly transferred out of Level 3. Changes in fair value of contingent consideration are included in "Selling, general, and administrative expenses" on the Consolidated Statement of Operations.

Fair Value Disclosures

The categorization of assets and liabilities within the fair value hierarchy and the measurement techniques are reviewed quarterly. Any transfers between levels are deemed to have occurred at the end of the quarter.

The fair values of accounts receivable, unbilled revenues, accounts payable and short-term borrowings approximate their respective carrying values due to the short-term maturities of the instruments. The interest rate on the Company's variable rate long-term debt resets at least every 90 days; therefore, the recorded value approximates fair value. These assets and liabilities are measured within Level 2 of the fair value hierarchy.

Nonrecurring Fair Value Disclosures

During 2022, the Company impaired and expensed goodwill of $36,808,000. During 2020, the Company impaired and expensed goodwill of $17,674,000. See Note 1, "Significant Accounting and Reporting Policies" and Note 4, "Goodwill and Intangible Assets," where discussed in more detail.

Fair Value Measurements for Defined Benefit Pension Plan Assets

The fair value hierarchy is also applied to certain other assets that indirectly impact the Company's consolidated financial statements. Assets contributed by the Company to its defined benefit pension plans become the property of the individual plans. Even though the Company no longer has control over these assets, it is indirectly impacted by subsequent fair value adjustments to these assets. The actual return on these assets impacts the Company's future net periodic benefit cost, as well as amounts recognized in its Consolidated Balance Sheets. The Company uses the fair value hierarchy to measure the fair value of assets held by its U.S. and U.K. defined benefit pension plans.

The following table summarizes the level within the fair value hierarchy used to determine the fair value of the Company's pension plan assets for its U.S. Qualified Plan at December 31, 2022 and 2021:

December 31,	2022				2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
				(In thousands)				
Asset Category:								
Cash and cash equivalents	$ 4,847	$ —	$ —	$ 4,847	$ 20,706	$ —	$ —	$ 20,706
Short-term investment funds	—	11,212	—	11,212	—	25,569	—	25,569
Common Collective Equity funds:								
U.S.	—	24,235	—	24,235	—	40,191	—	40,191
International	—	12,844	—	12,844	—	25,879	—	25,879
Common Collective Fixed Income Funds and Fixed Income Securities:								
U.S.	58,570	127,071	—	185,641	39,304	186,542	—	225,846
International	—	20,913	—	20,913	—	29,300	—	29,300
Alternative strategy funds	—	3,274	18,194	21,467	—	2,929	19,268	22,197
Total Plan Assets	$ 63,417	$ 199,549	$ 18,194	281,159	$ 60,010	$ 310,411	$ 19,268	389,689
Other plan liabilities, net (a)				(1,409)				(1,522)
Net Plan Assets				$ 279,750				$ 388,167

(a) net amounts payable for unsettled security transactions.

The following table summarizes the level within the fair value hierarchy used to determine the fair value of the Company's pension plan assets for its U.K. plans at December 31, 2022 and 2021:

December 31,	2022				2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
				(In thousands)				
Asset Category:								
Cash and cash equivalents	$ 2,411	$ —	$ —	$ 2,411	$ 33,518	$ —	$ —	$ 33,518
Common Collective Fixed Income Funds and Fixed Income Securities:								
Short-term Investment funds:	—	34,485	—	34,485	—	64,704	—	64,704
Government securities	—	91,256	—	91,256	—	141,870	—	141,870
Alternative strategy funds	2,445	34,801	—	37,246	3,896	56,883	—	60,779
Real estate funds	—	—	9,475	9,475	—	—	11,255	11,255
Total	$ 4,856	$160,542	$ 9,475	$174,873	$ 37,414	$263,457	$ 11,255	$ 312,126

Short-term investment funds consist primarily of funds with a maturity of 60 days or less and are valued at amortized cost which approximates fair value.

Equity securities consist primarily of common collective funds (Level 2). Common collective funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Fixed income securities consist of money market funds, government securities, corporate bonds and debt securities, mortgage-backed securities and other common collective funds. Government securities are valued by third-party pricing sources and are valued daily in an active market (Level 1). Corporate bonds are valued using either the yields currently available on comparable securities of issuers with similar credit ratings or using a discounted cash flows approach that utilizes observable inputs, such as current yields of similar instruments, and includes adjustments for valuation adjustments from internal pricing models which use observable inputs such as issuer details, interest rates, yield curves, default rates and quoted prices for similar assets (Level 2). Mortgage-backed securities are valued by pricing service providers that use broker-dealer quotations or valuation estimates from their internal pricing models (Level 2). Other common collective funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date (Level 2).

Alternative strategy funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date (Level 2). Alternative strategy funds may include derivative instruments such as futures, forward contracts, options and swaps and are used to help manage risks. Derivative instruments are generally valued by the investment managers or in certain instances by third party pricing sources (Level 2) or may, due to the inherent uncertainty of valuation for those investments, differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material (Level 3).

Real estate funds are primarily property unit trusts whose values are primarily reported by the fund manager and are based on valuation of the underlying investments which include inputs such as cost, discounted cash flows, independent appraisals and market-based comparable data (Level 3). The fair values may, due to the inherent uncertainty of valuation for those investments, differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Changes in fair value related to assets still held at the reporting date are included in "Accumulated Other Comprehensive Loss" on the Consolidated Balance Sheet. The following table provides a reconciliation of the beginning and ending balance of Level 3 assets within the Company's U.S. and U.K. pension plans during the years ended December 31, 2022 and 2021:

	U.S	U.K.
	(in thousands)	
Balance at December 31, 2020	$ 21,861	$ 9,572
Actual return on plan assets:		
Related to assets still held at the reporting date	3,506	1,683
Purchases, sales and settlements, net	(6,099)	—
Balance at December 31, 2021	19,268	11,255
Actual return on plan assets:		
Related to assets still held at the reporting date	**(1,074)**	**(1,780)**
Balance at December 31, 2022	**$ 18,194**	**$ 9,475**

13. Segment and Geographic Information

In connection with the realignment of operating segment management responsibilities in January 2022, the Company has realigned its operating segments by moving to a geographic reporting structure consisting of North America Loss Adjusting, International Operations, Broadspire, and Platform Solutions. The Company's revised reportable segments are comprised of the following:

- North America Loss Adjusting, which services the North American property and casualty market. This is comprised of the previously reported Crawford Loss Adjusting segment in the U.S. and Canada, including Global Technical Services and edjuster. The Canadian operations will include all operations within that country, including those previously reported within the Crawford TPA Solutions and Platform Solutions segments.

- International Operations, which services the global property and casualty market outside North America. This is comprised of the previously reported Crawford Loss Adjusting segment outside of North America, including Crawford Legal Services which was previously within the Crawford TPA Solutions segment. The International Operations will include all operations within the respective countries, including those previously reported within the Crawford TPA Solutions and Platform Solutions segments.

- Broadspire, which provides third party administration for workers' compensation, auto and liability, disability absence management, medical management, and accident and health to corporations, brokers and insurers in the U.S.

- Platform Solutions, which consists of the Contractor Connection, Networks, and Subrogation service lines in the U.S. The Networks service line includes Catastrophe operations and WeGoLook.

The prior periods have been restated to reflect the change in reportable segments.

The North America Loss Adjusting and International Operations reportable segments represent the aggregation of certain geographic operating segments within those service lines.

The Company's four reportable segments represent components of the business for which separate financial information is available, and which is evaluated regularly by the chief operating decision maker ("CODM") . The segments, organized based upon geography and the nature of services, are: North America Loss Adjusting, which primarily serves the property and casualty insurance company markets in the U.S. and Canada; International Operations, which services the property and casualty insurance markets in the U.K., Europe, Australia, Asia and Latin America; Broadspire, which serves the casualty, disability and self-insurance marketplace in the U.S.; and Platform Solutions which serves the property and casualty insurance company markets in the U.S. Intersegment sales are recorded at cost and are not material.

Operating earnings is the primary financial performance measure used by the Company's senior management and the CODM to evaluate the financial performance of the Company's four reportable segments and make resource allocation decisions. The Company believes this measure is useful to investors in that it allows them to evaluate segment operating performance using the same criteria used by the Company's senior management and CODM. Operating earnings will differ from net income computed in accordance with GAAP since operating earnings represent segment earnings before certain unallocated corporate and shared costs and credits, net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, goodwill impairment, restructuring and other costs, gain on disposition of business line, reserves on certain income tax assets, income taxes, and net income or loss attributable to noncontrolling interests.

Segment operating earnings includes allocations of certain corporate and shared costs. If the Company changes its allocation methods or changes the types of costs that are allocated to its four reportable segments, prior period amounts presented in the current period financial statements are adjusted to conform to the current allocation process.

In the normal course of its business, the Company sometimes pays for certain out-of-pocket expenses that are thereafter reimbursed by its clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are required to be included when reporting expenses and revenues, respectively, in the Company's consolidated results of operations. However, in evaluating segment results, Company management excludes these reimbursements and related expenses from segment results, as they offset each other.

Financial information as of and for the years ended December 31, 2022, 2021, and 2020 related to the Company's reportable segments is presented below.

	North America Loss Adjusting	International Operations	Broadspire	Platform Solutions	Total
			(In thousands)		
2022					
Revenues before reimbursements	$ 274,755	$ 357,452	$ 313,564	$ 243,711	$ 1,189,482
Segment operating earnings (loss)	19,431	(13,269)	27,021	35,746	68,929
Depreciation and amortization [1]	2,228	2,388	5,800	4,269	14,685
Assets [2]	109,480	149,744	72,159	100,658	432,041
2021					
Revenues before reimbursements	$ 243,789	$ 357,909	$ 301,035	$ 199,299	$ 1,102,032
Segment operating earnings	15,015	4,918	24,783	32,048	76,764
Depreciation and amortization [1]	1,971	2,371	6,986	3,667	14,995
Assets [2]	103,839	182,817	70,319	110,302	467,277
2020					
Revenues before reimbursements	$ 217,579	$ 322,435	$ 293,448	$ 149,030	$ 982,492
Segment operating earnings	13,403	30,380	18,965	26,332	89,080
Depreciation and amortization [1]	1,499	2,023	8,861	2,419	14,802
Assets [2]	64,388	166,013	74,196	59,704	364,301

[1] Excludes amortization expense of finite-lived customer relationships and trade name intangible assets.

[2] Consists of accounts receivable, less allowance for expected credit losses, unbilled revenues at estimated billable amounts, goodwill and intangible assets arising from business acquisitions, net.

Revenues by geographic region and major service line for the North America Loss Adjusting, International Operations, Broadspire and Platform Solutions segments are shown in Note 2, "Revenue Recognition."

Capital expenditures for the years ended December 31, 2022, 2021, and 2020 are shown in the following table:

Year Ended December 31,	2022	2021	2020
	(In thousands)		
North America Loss Adjusting	$ 2,276	$ 794	$ 951
International Operations	1,625	1,155	374
Broadspire	10,680	8,654	6,886
Platform Solutions	7,362	8,073	12,098
Corporate	12,656	12,278	17,071
Total capital expenditures	$ 34,599	$ 30,954	$ 37,380

The total of the Company's reportable segments' revenues before reimbursements reconciled to total consolidated revenues for the years ended December 31, 2022, 2021, and 2020 was as follows:

Year Ended December 31,	2022	2021	2020
	(In thousands)		
Segments' revenues before reimbursements	$ 1,189,482	$ 1,102,032	$ 982,492
Reimbursements	41,744	37,199	33,703
Total consolidated revenues	$ 1,231,226	$ 1,139,231	$ 1,016,195

The Company's reportable segments' total operating earnings reconciled to consolidated income before income taxes for the years ended December 31, 2022, 2021, and 2020 were as follows:

Year Ended December 31,	2022	2021	2020
	(In thousands)		
Operating earnings of all reportable segments	$ 68,929	$ 76,764	$ 89,080
Unallocated corporate and shared costs and credits	(5,459)	(14,259)	(17,250)
Net corporate interest expense	(10,311)	(6,559)	(7,923)
Stock option expense	(548)	(1,053)	(1,122)
Amortization of acquisition-related intangible assets	(7,836)	(11,029)	(11,653)
Goodwill and intangible asset impairment charges	(36,808)	—	(17,674)
Contingent earnout adjustments	(2,921)	—	—
Restructuring and other costs, net	—	—	(8,133)
Gain on disposition of businesses, net	—	—	13,763
Income before income taxes	$ 5,046	$ 43,864	$ 39,088

The Company's reportable segments' total assets reconciled to consolidated total assets of the Company at 2022 and 2021 are presented in the following table:

December 31,	2022	2021
	(In thousands)	
Assets of reportable segments	$ 432,041	$ 467,277
Corporate assets:		
Cash and cash equivalents	46,007	53,228
Income taxes receivable	9,098	4,936
Prepaid expenses and other current assets	28,782	34,576
Net property and equipment	27,809	33,721
Operating lease right-of-use asset, net	93,334	99,369
Capitalized software costs, net	82,975	75,802
Deferred income tax assets	19,573	21,266
Other noncurrent assets	51,888	62,464
Total corporate assets	359,466	385,362
Total assets	$ 791,507	$ 852,639

Revenues and long-lived assets for the U.S., U.K. and Canada are set out below as these countries are material for geographical area disclosure. For the purposes of these geographic area disclosures, long-lived assets consist of the net property and equipment, capitalized software costs, net and operating lease right-of-use, net line items on the Company's Consolidated Balance Sheets and excludes intangible assets and goodwill.

	U.S.	U.K.	Canada	All Other International	Total Company
			(In thousands)		
2022					
Revenues before reimbursements	$ **734,264**	$ **121,814**	$ **97,766**	$ **235,638**	$ **1,189,482**
Long-lived assets	**131,680**	**17,103**	**19,457**	**35,876**	**204,116**
2021					
Revenues before reimbursements	658,785	134,663	84,945	223,639	1,102,032
Long-lived assets	128,211	15,939	21,803	42,939	208,892
2020					
Revenues before reimbursements	570,820	128,674	89,162	193,836	982,492
Long-lived assets	141,032	20,287	17,332	38,087	216,738

14. Client Funds

The Company maintains funds in custodial accounts at financial institutions to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying Consolidated Balance Sheets. The amount of these funds totaled $591,210,000 and $555,821,000 at December 31, 2022 and 2021, respectively.

15. Commitments and Contingencies

As part of the Company's Credit Facility, the Company maintains a letter of credit facility to satisfy certain of its own contractual requirements. At December 31, 2022, the aggregate committed amount of letters of credit outstanding under the facility was $8,777,000.

From time to time, the Company enters into certain agreements for the purchase or sale of assets or businesses that contain provisions that may require the Company to make additional payments in the future depending upon the achievement of specified operating results of the acquired company, or provide the Company with an option or similar right to purchase additional assets.

In the normal course of its business, the Company is sometimes named as a defendant or responsible party in suits or other actions by insureds or claimants contesting decisions made by the Company or its clients with respect to the settlement of claims. Additionally, certain clients of the Company have in the past brought, and may, in the future bring, claims for indemnification on the basis of alleged actions by the Company, its agents, or its employees in rendering services to clients. The majority of these claims are of the type covered by insurance maintained by the Company. However, the Company is responsible for the deductibles and self-insured retentions under various insurance coverages. In the opinion of Company management, adequate provisions have been made for such known and probable risks. No assurances can be provided, however, that the result of any such action, claim or proceeding, now known or occurring in the future, will not result in a material adverse effect on our business, financial condition or results of operations.

The Company is subject to numerous federal, state, and foreign labor, employment, worker health and safety, antitrust and competition, environmental and consumer protection, import/export, anti-corruption, and other laws. From time to time the Company faces claims and investigations by employees, former employees, and governmental entities under such laws or employment contracts with such employees or former employees. Such claims, investigations, and any litigation involving the Company could divert management's time and attention from the Company's business operations and could potentially result in substantial costs of defense, settlement or other disposition, which could have a material adverse effect on the Company's results of operations, financial position, and cash flows. In the opinion of Company management, adequate provisions have been made for any items that are probable and reasonably estimable.

Management's Statement on Responsibility for Financial Reporting

The management of Crawford & Company is responsible for the integrity and objectivity of the financial information in this Annual Report on Form 10-K. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, using informed judgments and estimates where appropriate.

The Company maintains a system of internal accounting policies, procedures, and controls designed to provide reasonable, but not absolute, assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, and the careful selection and training of qualified personnel.

The Audit Committee of the Board of Directors, comprised solely of outside directors, is responsible for monitoring the Company's accounting and financial reporting practices. The Audit Committee meets regularly with management, the internal auditors, and the independent auditors to review the work of each and to assure that each performs its responsibilities. The independent registered public accounting firm, Ernst & Young LLP, was selected by the Audit Committee of the Board of Directors. Both the internal auditors and Ernst & Young LLP have unrestricted access to the Audit Committee allowing open discussion, without management present, on the quality of financial reporting and the adequacy of accounting, disclosure and financial reporting controls.

/s/ Rohit Verma
Rohit Verma
Chief Executive Officer

/s/ W. Bruce Swain
W. Bruce Swain
Executive Vice President – Chief Financial Officer

/s/ Dalerick M. Carden
Dalerick M. Carden
Senior Vice President, Corporate Controller,
and Chief Accounting Officer

March 6, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Crawford & Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Crawford & Company (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and shareholders' investment for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 6, 2023 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition for Lifetime Claim Handling

Description of the Matter	At December 31, 2022, the Company's deferred revenues related to lifetime claim handling arrangements were approximately $39,427,000. As discussed in Note 2 to the consolidated financial statements, revenue is recognized over time as the related services are provided and performance obligations are satisfied. Revenue is recognized based on historical claim closure rates and claim type based on time elapsed for these claims, utilizing a portfolio approach. When the Company receives consideration from a customer prior to transferring services to the customer under the terms of certain claims management agreements, it records deferred revenues, which represent a contract liability.
	Auditing the estimate of the revenues recognized and related deferred revenues related to lifetime claim handling was complex based on the judgments necessary to evaluate the model used and the related estimates involved in determining the appropriate timing of revenue recognition. In particular, judgments and estimates include the utilization of a portfolio approach to evaluate the timing of lifetime claim handling revenues, the level of aggregation of claim types and historical claim closure rates, and the expectation that historical claim closure rates are reflective of future claim closure rates. Changes in these methods or estimates can have a significant impact on the timing of revenue recognition.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's review of the recognition of lifetime claim handling revenues. For example, we tested controls over management's review of the portfolio approach, the significant assumptions used, such as claim closure rates and claim type, and the completeness and accuracy of the data used in the deferred revenue calculation.

To test the Company's lifetime claim handling revenues recognized, we performed audit procedures that included, among others, validating the completeness and accuracy of the aggregation of closure rates by claim type and testing the accuracy of the deferred revenue calculation. We assessed the historical accuracy of the claim closure rates used in the Company's revenue model and evaluated the historical accuracy of management's estimates by comparing such estimate to subsequent actual results. We also performed a sensitivity analysis of the claim closure rate assumptions to evaluate the impact that changes in these assumptions would have on lifetime claim handling revenues recognized.

Valuation of Goodwill – International, Praxis and edjuster Reporting Units

Description of the Matter	For the year ended December 31, 2022, the Company recognized a goodwill impairment of $33,656,000 related to the Company's International, Praxis, and edjuster reporting units. As discussed in Notes 1 and 4 to the consolidated financial statements, goodwill is tested for impairment at least annually on a reporting unit basis, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When performing a quantitative goodwill test, the Company determines the fair values of its reporting units using the discounted cash flow method, a form of the income approach, and the guideline public company method, a form of the market approach.

Auditing management's estimates of reporting unit fair values using the discounted cash flow method involved especially subjective judgments due to the significant estimation uncertainty in determining the fair values of the reporting units. In particular, the fair value estimates were sensitive to significant assumptions such as forecasted revenues, EBITDA margins, and discount rates. These significant assumptions are forward-looking and could be affected by future industry, market, and economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over review of the fair values of the reporting units. This included testing controls over management's review of the significant assumptions described above.

To test the estimated fair values of the reporting units, we performed audit procedures that included, among others, assessing the methodologies used to estimate fair values, testing the significant assumptions used to develop the fair value estimates, and testing the underlying data used by the Company in its analyses for completeness and accuracy. For example, we evaluated management's forecasted revenues and EBITDA margins used in the fair value estimates by comparing those assumptions to historical results and current industry, market, and economic forecasts. We also involved our valuation specialists to evaluate the valuation methodologies and the discount rates. As part of this evaluation, we compared the discount rates to market data. In addition, we performed sensitivity analyses on the significant assumptions to evaluate the potential changes in the fair value of the reporting units that would result from changes in the assumptions. In addition, we tested management's reconciliation of the fair values of its reporting units to the market capitalization of the Company.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Atlanta, Georgia
March 6, 2023

ITEM 9.   *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A.   *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

The Registrant maintains a set of disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), designed to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized or reported within the time periods specified in SEC rules and regulations.

Management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives. The Company's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that our disclosure controls and procedures can prevent all possible errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Judgments in decision-making can be faulty and breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of one or more persons. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and while our disclosure controls and procedures are designed to be effective under circumstances where they should reasonably be expected to operate effectively, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in any control system, misstatements due to possible errors or fraud may occur and not be detected.

The Registrant's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Registrant's disclosure controls and procedures as of December 31, 2022. Based on that evaluation, the Registrant's Chief Executive Officer and Chief Financial Officer concluded that the Registrant's disclosure controls and procedures were not effective as of December 31, 2022 due to a material weakness in internal control over financial reporting described below.

Report of Management on Internal Control over Financial Reporting

The management of Crawford & Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i)   pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the Company's assets;

(ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of the Company's management and directors; and

(iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013 framework).

The Company's operations in the United Kingdom ("Crawford UK") did not have effective information technology general controls (ITGCs) in the areas of change management and logical access over certain information technology systems that supported its financial reporting processes. Crawford UK's business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted. The material weakness did not result in any identified misstatements in the Company's financial statements.

Based on this material weakness, management of the Company determined the Company's internal control over financial reporting was not effective as of December 31, 2022.

The Company's independent registered public accounting firm, Ernst & Young LLP, is appointed by the Audit Committee. Ernst & Young LLP has audited and reported on the consolidated financial statements of Crawford & Company and the Company's internal control over financial reporting, each as contained in this Annual Report on Form 10-K.

Following identification of the material weakness and prior to filing this Annual Report on Form 10-K, the Company performed a retrospective review of all instances of change management during the year, and retrospective review of all access granted during the year, and have determined that all changes and access to the impacted Crawford UK systems were appropriate and there were no impacts to transactions in its financial statements.

Changes in Internal Control over Financial Reporting

Other than the ITGC material weakness in Crawford UK referenced above, there were no changes in the Registrant's internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

Management's Remediation Plan

To remediate the material weakness described above, the Company will be implementing revised controls and processes in Crawford UK that will include the following, among others: (1) improve the documentation of the user access review control activities and control activities over program change management, to more clearly communicate management's expectation of the required responsibilities for the control activities; (2) develop personnel by enhancing training for ITGC owners regarding their roles and responsibilities within the control objectives and activities; and (3) implement automated user access review and program change management tools to ensure compliance. The Audit Committee of the Board of Directors has reviewed and discussed these matters with management.

The material weakness will be considered remediated when management concludes that, through testing, the applicable remediated controls are designed, implemented and operating effectively for a sufficient period of time for our management to conclude that the material weakness has been remediated. The Company will continue to assess the effectiveness of our remediation efforts in connection with our evaluations of internal control over financial reporting. The Company expects remediation of this material weakness will be completed during fiscal year 2023.

ITEM 9B.   **OTHER INFORMATION**

None.

ITEM 9C.   **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

**Report of Independent Registered Public Accounting Firm**

To the Shareholders and the Board of Directors of Crawford & Company

Opinion on Internal Control Over Financial Reporting

We have audited Crawford & Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement on the objectives of the control criteria, Crawford & Company (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

The Company's operations in the United Kingdom (Crawford UK) did not have effective information technology general controls (ITGCs) in the areas of change management and logical access over certain information technology systems that supported its financial reporting processes. Crawford UK's business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted. The material weakness did not result in any identified misstatements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and shareholders' investment for each of the three years in the period ended December 31, 2022, and the related notes. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated March 6, 2023, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 6, 2023

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information required by this Item will be included under the captions "Election of Directors — Nominee Information", "Section 16(a) Beneficial Ownership Reporting Compliance," "Executive Officers," "Corporate Governance—Standing Committees and Attendance at Board and Committee Meetings," and "Corporate Governance — Corporate Governance Guidelines, Committee Charters and Code of Business Conduct" of the Registrant's Proxy Statement for its 2023 Annual Meeting of Shareholders (the "Proxy Statement") to be filed within 120 days after December 31, 2022, and is incorporated herein by reference.

The Registrant has adopted a Code of Business Conduct and Ethics for its CEO, CFO, principal accounting officer and all other officers, directors and employees of the Registrant. The Code of Business Conduct and Ethics, as well as the Registrant's Corporate Governance Guidelines and Committee Charters, are available at www.crawco.com. Any amendment or waiver of the Code of Business Conduct and Ethics will be posted on this website within four business days after the effectiveness thereof. The Code of Business Conduct and Ethics may also be obtained without charge by writing to Corporate Secretary, Legal Department, Crawford & Company, 5335 Triangle Parkway, Peachtree Corners, Georgia, 30092.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item will be included under the captions "Compensation Discussion and Analysis," "Summary Compensation Table," "Employment and Change in Control Arrangements," "Corporate Governance—Director Compensation," "Report of the Compensation Committee of the Board of Directors on Executive Compensation," and "Compensation Committee Interlocks and Insider Participation" of the Registrant's Proxy Statement, and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

The information required by this Item will be included under the captions "Stock Ownership Information" and "Equity Compensation Plans" of the Registrant's Proxy Statement, and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this Item will be included under the captions "Information with Respect to Certain Business Relationships and Related Transactions" and "Corporate Governance - Director Independence" of the Registrant's Proxy Statement, and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information regarding principal accountant fees and services will be included under the caption "Ratification of Independent Auditor — Fees Paid to Ernst & Young LLP" of the Registrant's Proxy Statement, and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this report:

1. Financial Statements

The financial statements listed below and the related report of Ernst & Young LLP are incorporated herein by reference and included in Item 8 of this Annual Report on Form 10-K:

- Consolidated Balance Sheets as of December 31, 2022 and 2021
- Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021, and 2020
- Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022, 2021, and 2020
- Consolidated Statements of Shareholders' Investment for the Years Ended December 31, 2022, 2021, and 2020
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021, and 2020
- Notes to Consolidated Financial Statements

2. Financial Statement Schedule

- Schedule II — Valuation and Qualifying Accounts — Information required by this schedule is included under the caption "Accounts Receivable and Allowance for Expected Credit Losses " in Note 1 and also in Note 7, "Income Taxes" to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K, and is incorporated herein by reference.

Other schedules have been omitted because they are not applicable.

3. Exhibits filed with this report.

Exhibit No.	Document
3.1	Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2021).
3.2	Amended and restated By-laws of the Registrant, as amended (incorporated by reference to Appendix A of the Registrant's Proxy Statement filed with the Securities and Exchange Commission on April 8, 2022).
4.1	Description of Registrant's Securities.
10.1*	Crawford & Company Non-Employee Director Stock Plan, as amended (incorporated by reference to Appendix B to the Registrant's Proxy Statement for the Annual Meeting of Shareholders held on May 8, 2019).
10.2*	Crawford & Company Supplemental Executive Retirement Plan as amended and restated December 20, 2007, effective as of January 1, 2007 (incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007).
10.3*	Crawford & Company Deferred Compensation Plan, as amended and restated as of January 1, 2017 (incorporated by reference to Exhibit 10.3 the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021.
10.4*	Crawford & Company amended and restated Executive Stock Bonus Plan (incorporated by reference to Exhibit 99.1 to the Registrant's Registration statement on Form S-8 (File No. 333-199915) filed with the Securities and Exchange Commission on November 6, 2014).
10.5*	Form of Restricted Share Unit Award under the Registrant's 2016 Omnibus Stock and Incentive Plan (incorporated by reference to Exhibit 10.5 the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021).
10.6*	Form of Performance Share Unit Award under the Registrant's 2016 Omnibus Stock and Incentive Plan (incorporated by reference to Exhibit 10.6 the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021).
10.7*	Crawford & Company 2016 Omnibus Stock and Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 (File No. 333-266665) filed with the Securities and Exchange Commission on May 8, 2022).
10.8*	Crawford & Company 2016 Management Team Incentive Compensation Plan (incorporated by reference to Appendix C to the Registrant's Proxy Statement for the Annual Meeting of Shareholders held on May 11, 2016).

Exhibit No.	Document
10.9*	Terms of Employment Agreement between W. Bruce Swain, Jr. and the Registrant, dated October 29, 2020 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020).
10.10*	Terms of Employment Agreement between Larry Thomas and the Registrant, dated October 28, 2020 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020).
10.11*	Terms of Employment Agreement between Andrew Bart and the Registrant, dated March 16, 2021 as amended on January 1, 2022.
10.12*	<u>Executive Employment Agreement, dated as of April 23, 2020, by and between Joseph Blanco and Crawford & Company</u> (incorporated by reference to Exhibit 10.3 to the Registrants' Current Report on Form 8-K filed on April 27, 2020).
10.13*	Employment Agreement between Rohit Verma and the Registrant dated April 23, 2020 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Reporting on Form 8-K filed on April 27, 2020).
10.14	Credit Agreement, dated as of November 5, 2021, among Crawford & Company, Crawford & Risk Services Investments Limited, Crawford & Company (Canada) Inc., and Crawford & Company (Australia) Pty. Ltd., as borrowers, the lenders party thereto, Bank of America, N.A., as Administrative Agent, Australian Security Trustee, UK Security Trustee, Swing Line Lender and an L/C Issuer, and the other Swing Line Lenders from time to time party hereto (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021).
10.15	Pledge and Security Agreement, dated as of November 5, 2021, by and among the Company, the Company's guarantor subsidiaries party thereto and Bank of America N.A. (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021).
10.16	Guaranty Agreement, dated as of November 5, 2021, by Crawford & Company, the Company's guarantor subsidiaries party thereto and Bank of America N.A. (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021).
10.17	Director Compensation Summary Term Sheet.
21.1	Subsidiaries of Crawford & Company.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-19(a).
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-19(a).
32.1	Certification of the Chief Executive Officer pursuant to Section 1350.
32.2	Certification of the Chief Financial Officer pursuant to Section 1350.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 601 of Regulation S-K.

ITEM 16. *FORM 10-K SUMMARY*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRAWFORD & COMPANY

| Date | March 6, 2023 | By | /s/ Rohit Verma |
| | | | ROHIT VERMA, Chief Executive Officer |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

NAME AND TITLE

| Date | March 6, 2023 | /s/ Rohit Verma |
| | | ROHIT VERMA, Chief Executive Officer (Principal Executive Officer) and Director |

| Date | March 6, 2023 | /s/ Joseph O. Blanco |
| | | JOSEPH O. BLANCO, President and Director |

| Date | March 6, 2023 | /s/ W. Bruce Swain |
| | | W. BRUCE SWAIN, Executive Vice President - Chief Financial Officer (Principal Financial Officer) |

| Date | March 6, 2023 | /s/ Dalerick M. Carden |
| | | DALERICK M. CARDEN, Senior Vice President and Controller (Principal Accounting Officer) |

| Date | March 6, 2023 | /s/ Dame Inga K. Beale |
| | | DAME INGA K. BEALE, Director |

| Date | March 6, 2023 | /s/ Cameron M. Bready |
| | | CAMERON M. BREADY, Director |

| Date | March 6, 2023 | /s/ Jesse C. Crawford |
| | | JESSE C. CRAWFORD, Director |

| Date | March 6, 2023 | /s/ Jesse C. Crawford, Jr. |
| | | JESSE C. CRAWFORD, JR, Director |

| Date | March 6, 2023 | /s/ Lisa G. Hannusch |
| | | LISA G. HANNUSCH, Director |

| Date | March 6, 2023 | /s/ Michelle E. Jarrard |
| | | MICHELLE E. JARRARD, Director |

| Date | March 6, 2023 | /s/ Charles H. Ogburn |
| | | CHARLES H. OGBURN, Director |

| Date | March 6, 2023 | /s/ Rahul Patel |
| | | RAHUL PATEL, Director |

| Date | March 6, 2023 | /s/ D. Richard Williams |
| | | D. RICHARD WILLIAMS, Director |

Exhibit 10.17

Director Compensation Summary Term Sheet

During calendar year 2022, each non-employee member of the Board was entitled to receive an aggregate of $140,000 in cash and restricted stock. The cash portion of the compensation was paid quarterly in $12,500 increments. The remainder of such compensation was paid in restricted shares of the Company's Class A common stock, and vested on December 31, 2022 to individuals who were on the Board on December 31, 2022.

In addition to the foregoing, for 2022 each non-employee director was entitled to receive $1,500 for each Board or committee meeting attended. Further, the Chair of each of the Executive Committee, the Governance Committee, and the Compensation Committee was paid an additional retainer of $2,500 per quarter. The Chair of the Audit Committee was paid a retainer of $4,250 per quarter. In addition to the amounts set forth above, the Chair of the Board was entitled to receive a retainer of $100,000, payable quarterly, payable in cash.

During calendar year 2023, each non-employee member of the Board is entitled to receive an aggregate of $140,000 in cash and restricted stock. The cash portion of the compensation will be paid quarterly in $12,500 increments. The remainder of such compensation will be paid in restricted shares of the Company's Class A common stock, and will vest on December 31, 2023 to individuals who are on the Board on December 31, 2023.

In addition to the foregoing, for 2023 each non-employee director is entitled to receive $1,500 for each Board or committee meeting attended. Further, the Chair of each Committee will be paid an additional retainer per quarter as follows: Executive Committee $3,000; Governance Committee $3,125; Compensation Committee $3,750; and Audit Committee $6,250. In addition to the amounts set forth above, the Chair of the Board is entitled to receive a retainer of $100,000, payable quarterly in cash payments.

Exhibit 21.1

SUBSIDIARIES *

Subsidiary	Jurisdiction in Which Organized
Crawford & Company International, Inc.	Georgia
Broadspire Services, Inc.	Delaware
WeGoLook, LLC	Oklahoma
Risk Sciences Group, Inc.	Delaware
Crawford & Company Adjusters Limited	England
Crawford & Company Adjusters (UK) Limited	England
Crawford & Company (Canada), Inc.	Canada
Crawford & Company (Australia) Pty Limited	Australia
Crawford & Company EMEA/A-P Holdings Limited	United Kingdom
Crawford & Company Financial Services Ltd.	Cayman Islands
Crawford & Company Risk Services Investments Ltd	United Kingdom

* Excludes subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary for the year ended December 31, 2022.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-87465) pertaining to the Crawford & Company U.K. Sharesave Scheme,

(2) Registration Statement (Form S-8 No. 333-125557) pertaining to the Crawford & Company Executive Stock Bonus Plan,

(3) Registration Statement (Form S-8 No. 333-140310) pertaining to the Crawford & Company U.K. Sharesave Scheme,

(4) Registration Statement (Form S-3/A No. 333-142569) pertaining to the registration of Crawford & Company common stock,

(5) Registration Statement (Form S-8 No. 333-161278) pertaining to the Crawford & Company International Employee Stock Purchase Plan,

(6) Registration Statement (Form S-8 No. 333-161279) pertaining to the Crawford & Company Non-Employee Director Stock Plan,

(7) Registration Statement (Form S-8 No. 333-161280) pertaining to the Crawford & Company Executive Stock Bonus Plan,

(8) Registration Statement (Form S-8 No. 333-190373) pertaining to the Crawford & Company U.K. Sharesave Scheme,

(9) Registration Statement (Form S-8 No. 333-199915) pertaining to the Crawford & Company Executive Stock Bonus Plan,

(10) Registration Statement (Form S-8 No. 333-213010) pertaining to the Crawford & Company 2016 Omnibus Stock and Incentive Plan and the Crawford & Company 2016 Employee Stock Purchase Plan,

(11) Registration Statement (Form S-8 No. 333-228178) pertaining to the Crawford & Company U.K. Sharesave Scheme, as Amended,

(12) Registration Statement (Form S-8 No. 333-240324) pertaining to the 2019 Crawford & Company U.K. Sharesave Scheme, and

(13) Registration Statement (Form S-8 No. 333-266665) pertaining to the Crawford & Company 2016 Omnibus Stock and Incentive Plan, as Amended,

of our reports dated March 6, 2023, with respect to the consolidated financial statements of Crawford & Company and the effectiveness of internal control over financial reporting of Crawford & Company included in this Annual Report (Form 10-K) of Crawford & Company for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 6, 2023

Exhibit 31.1

SECTION 302 CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Rohit Verma, certify that:

1. I have reviewed this Annual Report on Form 10-K of Crawford & Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2023   /s/ Rohit Verma
                                                Rohit Verma
                                                Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

SECTION 302 CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, W. Bruce Swain, certify that:

1. I have reviewed this Annual Report on Form 10-K of Crawford & Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2023	/s/ W. Bruce Swain
	W. Bruce Swain
	Executive Vice President and Chief
	Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Crawford & Company (the "Company") on Form 10-K for the period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rohit Verma, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 780(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2023   /s/ Rohit Verma
                                        Rohit Verma
                                        Chief Executive Officer
                                        (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Crawford & Company (the "Company") on Form 10-K for the period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. Bruce Swain, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 780(d)); and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2023   /s/ W. Bruce Swain
                                                               W. Bruce Swain
                                                               Executive Vice President and Chief Financial Officer
                                                               (Principal Financial Officer)

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CORPORATE INFORMATION

Corporate Headquarters
5335 Triangle Parkway NW
Peachtree Corners, GA 30092
+1 404.300.1000

Inquiries
Individuals seeking financial data should contact:

W. Bruce Swain
Investor Relations
Chief Financial Officer
+1 404.300.1051

Form 10-K
A copy of the Company's annual report on Form 10-K
as filed with the Securities and Exchange Commission is
available without charge upon request to:

Tami Stevenson
General Counsel
Crawford & Company
5335 Triangle Parkway NW
Peachtree Corners, GA 30092
+1 954.882.9359

Our Form 10-K is also available online at either
www.sec.gov or in the Investor Relations section at
www.crawco.com

Annual Meeting
The Annual Meeting of shareholders will be held at 2 p.m. on
May 12, 2023, at the corporate headquarters of: Crawford &
Company, 5335 Triangle Parkway NW, Peachtree Corners,
GA 30092, +1 404.300.1000

Company Stock
Shares of the Company's two classes of common stock are
traded on the NYSE under the symbols CRD-A and CRD-B,
respectively. The Company's two classes of stock are
substantially identical, except with respect to voting rights
and the Company's ability to pay greater cash dividends on
the non-voting Class A Common Stock than on the voting
Class B Common Stock, subject to certain limitations. In
addition, with respect to mergers or similar transactions,
holders of Class A Common Stock must receive the same
type and amount of consideration as holders of Class B
Common Stock, unless different consideration is approved
by the holders of 75 percent of the Class A Common Stock,
voting as a class.

Transfer Agent
EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
+1 800.468.9716
www.shareowneronline.com

Internet Address
www.crawco.com

Certifications
In 2022, Crawford & Company's chief executive officer
(CEO) provided to the New York Stock Exchange the annual
CEO certification regarding Crawford's compliance with
the New York Stock Exchange's corporate governance
listing standards. In addition, Crawford's CEO and chief
financial officer filed with the U.S. Securities and Exchange
Commission all required certifications regarding the quality
of Crawford's public disclosures in its fiscal 2022 reports.

Financial Information
The financial information contained herein should not be
considered a substitute for the Company's audited financial
statements, inclusive of footnotes and Management's
Discussion and Analysis of Financial Condition and Results
of Operations, included in the Company's annual report
on Form 10-K, as filed with the Securities and Exchange
Commission.

The Form 10-K also contains detailed discussions of certain
major uncertainties, contingencies, risks, and other issues
the Company faces. A copy of the Form 10-K including
the full financial statements, can be obtained by calling
+1 404.905.5539 or accessing it online at either
www.sec.gov or in the Investor Relations section at
www.crawco.com.

Forward-Looking Statements
This report contains forward-looking statements,
including statements about the future financial condition,
results of operations and earnings outlook of Crawford &
Company. Statements, both qualitative and quantitative,
that are not statements of historical fact may be "forward-
looking statements" as defined in the Private Securities
Litigation Reform Act of 1995 and other securities laws.
Forward-looking statements involve a number of risks
and uncertainties that could cause actual results to
differ materially from historical experience or Crawford
& Company's present expectations. Accordingly, no
one should place undue reliance on forward-looking
statements, which speak only as of the date on which they
are made. Crawford & Company does not undertake to
update forward-looking statements to reflect the impact of
circumstances or events that may arise or not arise after the
date the forward-looking statements are made. For further
information regarding Crawford & Company, and the risks
and uncertainties involved in forward-looking statements,
please read Crawford & Company's reports filed with
the SEC and available at www.sec.gov or in the Investor
Relations section of Crawford & Company's website at
www.crawco.com.

Crawford®

Crawford & Company
5335 Triangle Parkway, NW
Peachtree Corners, GA 30092
An equal opportunity employer
www.crawco.com

